Bloomenergy®

**What
Powers
You**



Notice and Proxy
Statement 2022

© 2022 Bloom Energy, Inc. All rights reserved.

Bloom Energy

An unwavering passion for creating
a clean, healthy and energy abundant world.



**Bloom Energy
empowers businesses
and communities to
responsibly take charge
of their energy.**



Resilient

Uniterrupted power
without comprise.



Predictable

Certain power price
and high power quality.



Sustainable

Addressing both the
causes & consequences
of climate change.

Bloom's Solid Oxide Platform



Power Generation

- Microgrids
- Renewable Natural Gas and Biofuels
- Utility-Scale Power plus Carbon Capture



**Hydrogen
Production**



**Marine
Decarbonization**

The Energy System of the Future

The race to reduce greenhouse
gas emissions is the defining
challenge of our generation.
Bloom is committed to constant
product innovation. Our roadmap
aligns with a zero-emission
trajectory to help organizations
around the world reduce carbon
emissions, enhance resiliency,
and chart a path toward a
net-zero carbon future.



Letter to Our Stockholders



Dear Stockholder,

It is my pleasure to invite you to our annual meeting of stockholders. I am delighted to report that 2021 was a record year for Bloom Energy.

We executed and delivered on our commitments, invested in and delivered technology innovation, added manufacturing capacity, reduced product and service costs and drove topline growth. We built-up support functions and brought in experienced talent to our management team. And we strengthened our relationships with ecosystems partners – a strategy we use to both rapidly innovate and grow.

So, let me highlight several things that reflect our progress and our exceptional performance this year:

- We reached nearly $1 billion in total revenue.
- Despite global supply chain challenges, we shipped record volumes of Energy Servers, a 42% year-over-year growth.
- Our year-over-year-backlog grew nearly 228 percent by number of Energy Server systems ordered and now stands at $8.5 billion, with $2.4 billion in product revenue to be recognized over the next three years and $6.1 billion in service revenue that we expect to be recognized over the life of our contracts.
- Through collaborations with EPC and financing partners, we simplified our business model by transferring ownership of our Energy Servers on shipment, which in turn improves the predictability of our revenue and improves our margins.
- We solidified our partnership in the Republic of Korea with SK ecoplant with their equity investment in Bloom Energy and their commitment to acquire a minimum guaranteed 500 megawatts of Energy Servers through 2024.
- To support our growth targets, we secured a 164,000 square-foot manufacturing facility in California, which will provide one gigawatt of annual stack and column manufacturing capability when fully utilized. This plant supports the two gigawatts of annual assembly capacity we have in Delaware.
- Our cash balances reached $615 million as of the end of 2021, with $396 million as unrestricted cash.

Leading Energy Sector Decarbonization

As the energy industry transforms, we are in a category unto our own with our unmatched ability to convert fuels to resilient electricity, and electricity into storable zero carbon fuels of the future.

From the onset, decarbonization was at the core of our innovations and founding vision. Our platform is the world's only commercial scale, direct energy conversion platform. We can convert fuel directly to electricity and electricity back into a fuel molecule, such as hydrogen. In fact, this technology was invented to create fuel and oxygen with solar power from the atmosphere of Mars. I have always known that this platform would play a key role in the world's decarbonization efforts. Our success this last year is proof that we are on track.

To that end, all our product solutions advance decarbonization starting with our core product offering, the Bloom Energy Server. With its resiliency and reliability, the Bloom Energy Server protects against the consequences of climate change while at the same time mitigating future effects by cutting emissions and putting customers on the path to net-zero emissions. With its near 56% average efficiency and non-combustion property, the Bloom Energy Server emits 46% fewer carbon emissions than the average U.S. grid alternatives when running on natural gas and with its on-site baseload generation provides 99% availability and the proven resiliency to withstand weather events, cybersecurity attacks and other grid outages. In addition, our Energy Server provides firm baseload power while the grid is grappling with the proliferation of intermittent wind and solar generation.

This same Bloom Energy Server provides for even greater decarbonization given its fuel flexibility and carbon capture capabilities. The Bloom Energy Server can run on biofuels or hydrogen or can be upgraded later as those fuels become more available and economical. In addition, the Bloom Energy Server running on natural gas has a very pure CO_2 anode exhaust that enables carbon capture and allows its utilization and sequestration. The Bloom Energy Server running on natural gas can seamlessly transition to a net-zero emission solution when required by markets and customers.

Decarbonizing the marine industry is another critical area to address. A modified Bloom Energy Server can provide sustainable, reliable and efficient power to help meet carbon-reduction mandates from the International Maritime Organization, obsoleting the dirty fuels that are used today. We received key industry certifications and made progress with our development partners Samsung Heavy Industries and Chantiers de l'Atlantique.

Finally, we officially launched our Bloom Electrolyzer, using the same energy conversion platform as the Bloom Energy Server. Our award winning electrolyzer is the most efficient on the market and will produce more hydrogen with less electricity. This advantage is unique to the solid oxide platform where our efficiency advantage will range from 15% to 45% depending on the application. We are distinctly positioned to scale and meet market demand as our electrolyzer is built on a mature platform, shares a common supply chain and the manufacturing capacity is ready.

Continuous innovation is core to our company's success and value creation potential. We are capitalizing on the power of our flexible and scalable technology to quickly adapt our direct energy conversion platform for new applications and markets as they develop. One such area is the waste-to-energy sector. Demand for renewable natural gas-fed power generation and renewable fuels is continuing to outpace supply. Our solutions in this high-growth sector serve customers' need for clean baseload electricity; tap into the steep growth in waste collection and aggregation driven by local mandates; and capitalize on the market incentives for making low-carbon intensity fuels. In 2021, we announced our first biogas project, installing the Bloom Energy Server at a dairy farm in California. Our Energy Server captures the methane gas released from manure to create electricity. This demonstrates our Energy Servers' expansive capability to provide on-site, resilient electricity from multiple fuel sources while eliminating harmful emissions.

As we move into the year ahead, we plan to assess and develop additional international markets that value our product pathway to decarbonization and build on our successful approach to developing ecosystem partner relationships, like those with SK ecoplant in the Republic of Korea, to scale our presence efficiently and effectively.

A Talented and Diverse Team Committed to Our Core Values

Our success is linked directly to our talented and engaged employees who believe in our mission and embrace our core values. In 2021, we asked our team to BE Bold, BE Inspired and BE Agile. Our team responded by executing on new innovative products, developing new partnerships to enable scale, pursuing new territories and delivering on customer expectation – all of which enabled us to achieve record financial and operating results. As we focus on execution in the years ahead, we will continue to make Bloom Energy a rewarding place to work, where the safety, health and well-being of our employees comes first, and where individualism and diversity, equity and inclusion are celebrated and our united sense of mission and purpose are self-evident.

We have assembled a dream team of leaders to commercialize our offerings in hydrogen generation, power generation with renewable fuels and marine transportation. These talented executives led divisions in the same verticals for market-leading companies. Today, they are at Bloom Energy because they are confident that we will disrupt these multibillion-dollar markets with our groundbreaking products. We will continue to invest in hiring and continuously developing talent.

Delivering on our Mission

As we look to the future, we believe the tailwinds for our business are significant. The demand for cost-predictable, reliable, resilient and clean energy solutions is growing. We recognize that solving the climate crisis and delivering energy security is at a critical juncture and we intend to both accept the responsibility and seize the opportunity by offering solutions that empower businesses and communities to take charge of their energy and to choose how and when they fully decarbonize.

We are executing on our strategic plan with the talent, technology and resources to capitalize on opportunities in the marketplace.

So what powers us at Bloom Energy? It is our foundational mission to make clean, reliable energy affordable for everyone in the world. The world will be a better place when we succeed in our mission.

On behalf of the entire Bloom Energy Board of Directors, I thank you for your continued interest in and support of our company.

Sincerely,

KR Sridhar
Founder, Chairman and Chief Executive Officer
March 31, 2022

Notice of Annual Meeting of Stockholders

 **Date and Time**
May 11, 2022
9:00 a.m. Pacific Time

 **Location**
Online Meeting at
www.virtualshareholdermeeting. com/BE2022

 **Who can Vote**
Only stockholders of record as of the close of business on March 15, 2022 are entitled to notice of, and to vote at, the meeting and any adjournments, continuations or postponements thereof

Voting Items

Proposals to be voted on at the 2022 Annual Meeting:

Proposal	Board Vote Recommendation	For Further Details
1. To elect the two Class I directors named in the Proxy Statement.	**FOR** each director nominee	Page 23
2. To approve, on an advisory basis, the compensation of our named executive officers, as described in the Proxy Statement.	**FOR One Year**	Page 73
3. To approve an amendment to our restated certificate of incorporation to increase the authorized shares of preferred stock from 10,000,000 to 20,000,000, and to increase the total authorized shares of capital stock from 1,210,000,000 to 1,220,000,000.	**FOR**	Page 74
4. To approve an amendment to the choice of forum provisions in our restated certificate of incorporation to, among other things, align with the bylaws.	**FOR**	Page 76
5. To approve an amendment and restatement of the Bloom Energy Corporation 2018 Employee Stock Purchase Plan to increase the number of shares authorized for issuance thereunder by 10,000,000 shares.	**FOR**	Page 78
6. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022.	**FOR**	Page 81

Stockholders will also transact any other business that may be properly brought before the 2022 Annual Meeting or any adjournment, continuation or postponement thereof.

The foregoing proposals are more fully described in the Proxy Statement accompanying this Notice.

Your vote as a Bloom Energy stockholder is very important. Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to ten votes per share. If you are a registered holder and have questions regarding your stock ownership, you may contact our transfer agent, American Stock Transfer & Trust Company, through its website at *www.astfinancial.com* or by phone at 1-800-937-5449.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the meeting, the chair of the meeting will convene the meeting at 9:30 a.m. Pacific Time on the date specified above and at our address at 200 Christina Pkwy, Newark, DE 19713 solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the investors page of our website at *https://investor.bloomenergy.com.*

All stockholders of record as of the close of business on March 15, 2022 may attend the 2022 Annual Meeting online. On or about March 31, 2022, we will mail to most of our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our Proxy Statement and Annual Report. Whether or not you expect to attend the 2022 Annual Meeting online, we encourage you to read the Proxy Statement and vote through the internet or by telephone or request and submit your proxy card or voting instruction form as soon as possible so that your shares may be represented at the meeting.

By Order of the Board of Directors

[signature]

Shawn M. Soderberg
Executive Vice President, General Counsel and Secretary
March 31, 2022

How to Vote

 **INTERNET**
Before the Annual Meeting:
www.proxyvote.com
During the Annual Meeting:
www.virtualshareholdermeeting.com/BE2022

 **TELEPHONE**
1-800-690-6903

 **MAIL**
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on May 11, 2022. The Notice, Proxy Statement and 2021 Annual Report on Form 10-K are available at www.proxyvote.com.

Table of Contents

Certain statements in this Proxy Statement, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, statements regarding our environmental and other sustainability plans and goals, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may appear throughout this report. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which may cause actual results to differ materially from the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Who We Are
2021 Highlights
Company Overview

Bloom Energy's mission is to make clean, reliable energy affordable for everyone in the world. We empower businesses and communities to responsibly take charge of their energy and choose their path to decarbonization. Our leading solid oxide Energy Server for distributed generation of electricity and hydrogen is changing the future of energy.

Our fuel-flexible Bloom Energy Servers can use a variety of fuels to create resilient, sustainable, and cost-predictable power at significantly higher efficiencies than traditional, combustion-based resources. The same energy conversion platform that powers our Energy Servers can be used to produce clean hydrogen, which is increasingly recognized as a critically important tool necessary for the full decarbonization of the energy economy.

At Bloom Energy, we look forward to a net-zero future, and even today, our future-proof technology delivers reliable, low-carbon power. The value we provide to our customers is optionality and choice to ensure energy resiliency and security, cost predictability, and sustainability.

The Future of Energy Starts Here

Our Mission

To make clean, reliable energy affordable for everyone in the world.

Our Values

At Bloom Energy, our values define who we are and shape our corporate culture. Changing the future of energy is no small task, but our diverse group of thinkers, solvers and dreamers are up to the challenge. Driven by a shared passion for our planet, our employees help design, produce and distribute unique energy solutions that transform how we power our world.

To achieve our mission of energy abundance without compromises, we strive to:

BE Bold: We always challenge the status quo to exceed our customers' needs and solve their most complex problems.

BE Inspired: Our compassion for our planet pushes us to deliver world-leading energy solutions. Our compassion and desire to do the right thing establishes trust and delivers excellence to the products we build and the customers we serve.

BE Agile: We adapt nascent ideas into best-in-class products that enable scalable, low-cost energy transformation.

These shared values are what power our team to create a better, more sustainable future.

Our Value Proposition

An unwavering passion for creating a clean, healthy and energy abundant world.

Bloom Energy empowers businesses and communities to responsibly take charge of their energy.


Resilient
Uninterrupted power without compromise.


Predictable
Certain power price and high power quality.


Sustainable
Addressing both the causes & consequences of climate change.

Empowering the Future

Our future-proof energy conversion platform unlocks multiple pathways to a net-zero future.


Electrolyzers
We're pioneering solid oxide technology to produce clean hydrogen using less electricity.


Hydrogen Fuel Cells
We're leveraging our proven Energy Server technology to generate carbon-free electricity from hydrogen.


Biogas
With our proven Energy Server, we're harnessing the power of greenhouse gases to create clean energy from methane.


Certified Responsibly-Sourced Gas
We're collaborating with our partners to use responsibly-sourced natural gas and curb methane emissions.


Carbon Capture
When fueled by natural gas, our Energy Server produces a pure stream of CO_2, paving the way for efficient carbon capture.


Marine
Our highly efficient, fuel flexible Energy Server will be used to accelerate decarbonization at sea.

> Our innovations have set a path to achieve not only meaningful carbon reductions within our own operations, but also decarbonization across energy and transportation sectors.

Recognitions

Emerging Technology of the Year

S&P Global Platts Global Energy Award for the Bloom Electrolyzer

World Changing Ideas Award

Fast Company's "Pandemic Response"

A Resilient, Energy Conversion Platform Designed for a Net-Zero Future

There are many factors driving demand for our technology across the energy landscape. Some of these include:

- **Energy Security and Resilience is now a strategic imperative.** The rising frequency of power disruptions caused by more severe natural disasters and extreme weather in recent years underscores a critical need for greater grid resilience. Our Energy Servers avoid the vulnerabilities of electrical transmission and distribution lines by generating power on-site, without combustion, where the electricity is consumed. Bloom Energy Servers can be configured as microgrids, protecting against grid outages and extreme weather disruption. Facilities operating Bloom microgrids have powered through thousands of outages. In addition, our Bloom Energy system operates at very high availability due to its modular and fault-tolerant design, which includes multiple independent power generation modules that can be hot-swapped during maintenance to provide uninterrupted service. Importantly, Bloom Energy Servers that utilize existing natural gas infrastructure rely on an underground mesh network, providing extremely high fuel availability that is protected from the natural disasters that often disrupt the electrical grid.

- **Customers want future flexibility for clean energy.** Bloom Energy Servers are fuel flexible and are powered by a range of fuels from certified low-leak natural gas to biogas and hydrogen. At a time where global uncertainty has reestablished calls for energy independence, these servers can be migrated from one fuel to another over time to further enable customer choice on the balance of affordability and emissions. In addition, we are a pioneer in our commitment to use low-leak certified gas across our entire customer fleet. Responsibly sourced gas is certified to have a lower than average methane leak rate than typical natural gas. The Bloom Energy Server also enables carbon capture when using natural gas and allows for its utilization or sequestration, which provides those customers looking to advance their net-zero carbon emissions goals with another benefit beyond resiliency, reliability and cost-predictability.

- **Development of renewable fuels and waste to energy.** Not only are we a key, less carbon-intensive input into the production of low carbon biofuel, but we also create electricity from dairy waste, landfills, and wastewater removing the harmful methane from entering our atmosphere. Organic waste generates large amounts of methane as it decomposes anaerobically. Methane is a powerful greenhouse gas that traps heat in the atmosphere more efficiently than carbon dioxide. Most of the methane from waste processing facilities ends up being vented to the environment, flared, or burned to generate electricity through combustion engines – all three of which are dirty and negatively impact both public health and the environment.

- **Hydrogen is key to a net-zero future.** Hydrogen is a truly clean alternative for fossil fuels. We believe that we are uniquely positioned for the growing hydrogen economy. Using the same solid oxide energy conversion platform as our Energy Server, the Bloom Electrolyzer enables scalable and cost-effective hydrogen solutions. Our modular design makes the Bloom Electrolyzer ideal for applications across gas, utilities, nuclear, solar, wind, ammonia and heavy industries. Because it operates at high temperatures, the Bloom Electrolyzer produces hydrogen more efficiently than low-temperature PEM and alkaline electrolyzers. As electricity accounts for up to 80 percent of the cost of hydrogen from electrolysis, using less electricity increases the economics of hydrogen production and helps bolster adoption. Critical for a net-zero economy, green hydrogen can be produced by the Bloom Electrolyzer when powered by 100 percent renewable electricity.

- **The Marine industry is required to decarbonize.** We are actively working to assist the maritime industry to meet its decarbonization targets. The marine sector includes over 50,000 merchant ships and accounts for nearly 80% of world trade. Many of these ships still use carbon-rich fuels, such as bunker fuel, diesel, and other hydrocarbons. Despite estimated efficiency improvements of 40% by 2050, CO_2 emissions in the sector are still expected to increase by 50%-250% in that same timeframe. Meanwhile, International Maritime Organization targets outline carbon intensity reductions of 40% by 2030, 70% by 2050 and zero emissions before 2100. The Bloom Energy Server is ideally suited as a solution to power ships and ports with lower carbon energy.

Financial Highlights

Total Acceptances

41.8%
increase
year-over-year

Despite the continued global challenges brought about by COVID-19, we operated as an essential business and were able to grow acceptances to a record 1,879 systems, or 188 megawatts, in 2021. This represents an increase of 41.8% year-over-year, driven by strong deliveries in both South Korea and the United States. An acceptance typically occurs when the system is turned on and is producing full power. For orders where one of our partners performs the installation, our acceptance criteria are different. Those acceptances are generally achieved when the systems are shipped or delivered to our partner. Upon acceptance, the customer order is moved from product backlog and is recognized as revenue.

This performance represents a broad range of verticals including hospitals and healthcare, retail, utilities and energy, cloud services and data centers, educational institutions, food and beverage, government, technology, construction and transportation.

Revenue

22.4%
increase
year-over-year

We achieved record revenue of $972.2 million in 2021 compared with $794.2 million in 2020, an increase of 22.4% year-over-year.

Product & Service Revenue

28.6%
increase
year-over-year

We achieved product revenue of $663.5 million and service revenue of $144.2 million, an increase of 28.6% year-over-year.

Backlog

228%
increase
year-over-year

We achieved record backlog of 6,549 systems as of the end of the fourth quarter of 2021, compared to 1,994 in 2020.

EPS

17%
Improvement
year-over-year

Earnings per share on a GAAP basis was ($0.95) in 2021 compared with ($1.14) in 2020, an improvement of $0.19 year-over-year.

Business Highlights

2021 was a year of notable success. We delivered on our commitments, overcame the continued challenge of COVID-19 and supply chain disruptions, and executed at a high level. We believe that the financial strength of our company has never been more secure, as we continue to innovate and deliver new technologies that will drive a net-zero transition. We have also made progress in growing our business internationally. We are well positioned to capitalize on our intellectual property, history of innovation, manufacturing capacity, and the strength and flexibility of our solid oxide platform to drive long-term, sustainable value for all of our stakeholders, including our customers, partners, employees, stockholders, and the communities we serve.

We continue to deliver on our purpose and advance our mission. The following business highlights reflect important progress we have made in 2021:

● **Balance Sheet Improvement and Financial Strength:** During the fourth quarter of 2021, we completed the first tranche of the previously announced equity investment from SK ecoplant Co., Ltd. ("SK ecoplant") valued at $255 million. Our cash balances have increased since last year, with total cash increasing $198.4 million to $615.1 million at the end of 2021, with the unrestricted component up $149.1 million to $396.0 million. With more cash, increased manufacturing capacity, and strong operating discipline, we continue to believe we are well positioned for future growth.

● **Strong Market Growth:** We brought two new products to the market, identified new applications for our technology, and expanded our customer footprint to new geographies. These actions led to another record year for revenue and acceptances, as revenues grew to nearly $1 billion. Our backlog is up 228% year-over-year based on system orders and our pipeline is stronger than it has ever been.

● **Pushing the Boundaries:** We made several announcements showcasing our innovation and the growing demand for our technology:

– We announced the commercial availability of both hydrogen-powered Energy Servers and electrolyzers that produce clean hydrogen. Our 100-kilowatt hydrogen-powered Energy Server pilot project in the Republic of Korea commenced operations in April 2021 and our electrolyzer was successfully installed in Gumi, South Korea and has been producing hydrogen since January 2022.

– Bloom and the Department of Energy's Idaho National Laboratory established an agreement to test the use of nuclear energy to create zero carbon hydrogen using our electrolyzer.

– Leveraging Heliogen's concentrated solar technology and Bloom's Electrolyzer, Heliogen and Bloom Energy successfully demonstrated an economical pathway to scalable green hydrogen production.

- We launched our first dairy farm biogas project at Bar 20 Dairy Farms in Kerman, California.
- We received verification as an alternative power source for vessels as part of the American Bureau of Shipping's New Technology Qualification service and quickly entered the maritime industry working with Chantiers de l'Atlantique and MSC to launch the world's first cruise ship operating on solid oxide fuel cell technology.
- In December 2021, the Bloom Electrolyzer was named Emerging Technology of the Year at the 23rd annual S&P Global Platts Global Energy Awards.

- **International Momentum:** The Republic of Korea now represents a very strong and growing market; our largest market outside of the United States. SK ecoplant, a subsidiary of the SK Group, serves as the primary distributor of our systems in the Republic of Korea. In October 2021, we announced an expansion of our existing partnership with SK ecoplant, representing a minimum of 500MW of power from Bloom through 2024, the creation of hydrogen innovation centers in the United States and the Republic of Korea to advance green hydrogen commercialization, and the closing of initial equity investment in Bloom Energy in December 2021.

- We announced plans with Conrad Energy and Electricity North West (Construction and Maintenance) Limited to collaborate on the development, construction, and operation of behind-the-meter (BtM) projects to bring our Energy Server with its conversion platform to the UK market.

- We have additional projects in development in Europe, Southeast Asia and Australia and we will introduce our solutions into those markets based on their decarbonization demands and readiness.

ESG at Bloom

Introduction

The health and well-being of our people, our communities and our planet matter greatly to Bloom Energy. While our commitment is firmly established, our formal processes, strategies and governance concerning Environmental, Social and Governance ("ESG") matters continue to evolve. We are actively engaged in a dialogue with stockholders and stakeholders around their interest in corporate responsibility and sustainability, including discussions concerning ESG performance.

We are also committed to transparency around our ESG initiatives. We issued our first Task Force on Climate-related Financial Disclosures ("TCFD"), Sustainability Accounting Standards Board ("SASB") and Global Reporting Initiative aligned Sustainability Report in 2021. In April 2022, we plan to publish our second Sustainability Report, which will be available on our website at *www.bloomenergy.com,* and provides more information regarding our Scope 1 and 2, workforce diversity reporting, pay equity, and other topics. Please note that our 2022 Sustainability Report is not a part of our proxy solicitation materials.

ESG Management and Oversight

We continue the evolution of our Board oversight and management processes to more fully and formally incorporate ESG data and analysis into our strategy development, risk management and operations.

Board Oversight of ESG

Our Board of Directors (the "Board"), both as a whole and through its independent committees, oversees our strategy, ESG efforts and risk management processes. All Board committees have active oversight of one or more key ESG components. In 2020, the Board delegated to the Nominating, Governance & Public Policy Committee (the "Nominating Committee") oversight of ESG matters in general in recognition of their relevance to our business and that the Nominating Committee was already chartered with corporate governance matters, non-financial regulatory matters and policy. The Audit Committee, with its oversight of risk management processes and financial matters, and the Compensation and Organizational Development Committee (the "Compensation Committee"), which oversees human capital matters (including diversity and inclusion), share relevant information and analysis with the Nominating Committee. The full Board takes into account the work of these committees in considering and providing guidance on our strategy and objectives for the short, medium and long term, including on climate and other sustainability-related strategy and objectives. Management regularly provides the Nominating Committee with background on emerging trends, evolving external reporting frameworks, and the importance of ESG to the business.

Organizational Structure for Managing ESG

Our CEO is responsible for approving our ESG goals and strategies based on the Board's guidance and directives, and for overseeing the execution of those strategies. Our executive leadership team, all of whom are members of the ESG Committee (discussed below), typically meets weekly with the CEO to engage around various risk management areas of the business, including ESG topics.

Our management-level ESG Committee is our central source for ESG risk identification, data analysis and policy, program and strategy formulation. The ESG Committee is composed of the senior-most leaders of each of our functional areas. The ESG Committee reports into the Nominating Committee on a regular basis.

Below is a graphical illustration of our ESG management and oversight structure.



Board of Directors
- Approves company strategy, including ESG components
- Provides strategic guidance on ESG matters relevant to the company's business

- Information and recommendations

Nominating, Governance & Public Policy Committee
- Oversees and makes recommendations to the Board on governance and sustainability matters
- Oversees all ESG matters (other than those specifically delegated to the other committees)
- Provides guidance on significant social and political trends, legislative proposals and regulatory developments, and energy and environmental policy

Audit Committee
- Oversees the policies and processes established by management to assess, monitor, manage and control our material risk exposures including those pertaining to ESG and the risks potential impact on the financials

Compensation and Organizational Development Committee
- Oversees all issues pertaining to human capital management - organizational development goals and programs including leadership development, talent assessments, and diversity and inclusion initiatives and objectives
- Responsible for executive compensation and tying pay metrics to ESG performance.

- Information on ESG programs, goals and metrics, and the identification, assessment, monitoring and management of ESG risks
- Information on processes for ESG risk identification, assessment, monitoring and management

CEO
- Approves ESG goals and positioning
- Pushes executional mandates internally

- Information on status of compliance programs
- Reporting on culture, working environment, talent composition, social or other issues impacting the workforce

ESG Committee Co-Chair
- Co-Chairs ESG Committee

ESG Committee

| EVP, CFO | EVP, Operations | EVP, CTO | EVP, CMO | EVP, Chief Sales Officer | VP, Customer Installment Group |

| EVP, Chief People Officer | | EVP, General Counsel | | VP, International Business Dev. | |

- Responsible for setting ESG priorities and objectives

ESG Committee Co-Chair
- Co-Chairs ESG Committee

VOLUNTARY PROGRAMS

COMPLIANCE PROGRAMS

Director of Sustainability
- Owns Voluntary execution
- Leads public disclosure activities

Cross-functional ESG Working Group Department leaders deputized by ESG Committee to execute programs
- Responsible to execute leaders to inform and produce relevant positioning, programs, policies, procedures, goals or reporting as directed

Senior Director, Environmental Compliance and Environmental, Health & Safety (EH&S)
- Owns Compliance execution
- Leads development and implementation of internal management system

ESG Risk Management

Our ESG Committee is well positioned to identify and develop a response to ESG-related risks as they are encountered, and the formalized committee structure adds a level of transparency and accountability in the ongoing management of such risks. The director of sustainability and senior director of EH&S are tasked with coordinating dedicated cross-functional groups in their development of risk responses and programming once ESG-related risks are identified. The ESG Committee evaluates related risks for significance and recommends to the CEO strategies for responding to and managing the risks.

Climate-related risks are a high priority for us due to their likelihood, impact and velocity, and are part of our sustainability-related governance framework. Climate risks are considered and addressed, as needed, in the budgeting process for product, services and electricity costs, primarily related to the ESG risks of market and technology shift, policy and legal and physical risks.

Climate Related Risks and Opportunities

We take climate change risk seriously. While our products and technologies can help customers respond to current climate risks and mitigate future effects by reducing GHG emissions, we understand that our business is subject to those same risks. We expect climate considerations to drive fundamental shifts in the energy industry for years to come.

Global warming and resulting extreme weather are having significant economic, environmental and social impacts in the United States and around the world. These and anticipated future impacts have resulted in a wide array of market and regulatory responses, and will continue to do so. Our business can be impacted by climate change, and by those market and regulatory responses, in a variety of ways. We closely follow the impacts of climate change on the energy system and its customers, as well as the regulatory, policy and voluntary measures taken in response to those impacts, so that we may understand and respond to changing conditions that may affect our company, our customers and our investors and business partners.

The direct impacts of climate change on energy systems, including the increased risk they pose to energy service disruption, may provide increased opportunity for our extremely reliable and resilient energy generation. New or more stringent international accords, national or state legislation or regulation of greenhouse gas emission may increase demand for our bioenergy and hydrogen-based products, but they may also make it more expensive or impractical to deploy natural gas-fueled Energy Servers in some markets notwithstanding their enhanced environmental performance relative to combustion-based technologies, or may cause the loss of regulatory or policy incentives for those deployments.

We have undertaken a TCFD-based assessment of climate risks and opportunities by looking at the following areas: market and technology shifts, reputation, policy and legal and physical risks. The following is a list of the climate risks and opportunities that we have identified. We are taking steps to address each of them, as further described in our TCFD-aligned Sustainability Report.

Market & Technology Shifts

Risk: Market & Technology Shifts	Opportunity: Market & Technology Shifts
Acceleration of renewable energy procurement goals may occur.	Increased customer interest in delivery of reliable, resilient, renewable and/or zero-carbon baseload power creates opportunities for our innovative product offerings and expands market opportunities to new utility scale applications. The focus on rapid decarbonization in the transportation sector expands market opportunities into transportation fuel, including electricity and hydrogen.

Reputation

Risk: Reputation	Opportunity: Reputation
As the energy transition intensifies, industry, non-governmental organizations and policymakers may develop opposing viewpoints.	We believe we are well positioned as a thought leader on critical resilience and mitigation efforts. Continued delivery of community impact projects can provide a platform for stakeholder engagement with the potential for reputational enhancement. Pilot activity can demonstrate new operating models applicable beyond Bloom Energy.

Policy and Legal

Risk: Policy and Legal	Opportunity: Policy and Legal
In some jurisdictions, local utility companies or the municipality have denied our request for utility service connection or have required us to alter the operating profile of certain projects. We may be subject to a heightened risk of regulation and a potential loss of certain enabling incentives. Our projects may also become subject to carbon pricing.	New federal and state incentives for biogas, hydrogen and carbon capture and utilization and storage ("CCUS") related energy projects are possible. The blending of renewable hydrogen into natural gas infrastructure is also being tested actively by several gas utilities domestically.

Physical Risks

Risk: Physical Risks	Opportunity: Physical Risks
We rely on a limited number of third-party suppliers for some of the raw materials and components for our Energy Servers. Our supply chain could be disrupted by severe weather events. Our offices and manufacturing facilities could be impacted by climate-driven severe weather. Similarly, our equipment in operation could be impacted by physical climate risks.	Climate-driven severe weather (including wildfires, hurricanes and winter storms) is expected to continue to intensify, straining grid operations and incentivizing resilient power solutions like our microgrids.

Sustainability Performance

Our business, the Energy Server platform and our product roadmap are designed to support the global energy transition to low/no-carbon energy solutions. Bloom Energy offers solutions that are designed to significantly lower harmful criteria pollutants and reduce global greenhouse gas emissions. Our Energy Server, which offers reliable based-load power, can displace less efficient energy equipment, including combustion-based power producers and on-site stationary internal combustion engines. In addition to criteria pollutants, the Bloom Energy Server offers lower greenhouse gas emissions by displacing a less efficient marginal grid.

Our commitment to the environment not only extends to the communities where our products operate, but also the communities in which we manufacture our products. Our manufacturing facilities are committed to resource efficiency, responsible design, material management and recycling. We design our products to consume minimal water and operate at a high-power density, which optimizes land use. Our 2021 sustainability report details more about our programs and performance, but we have highlighted several key impacts and initiatives below.

DESIGNED WITH SUSTAINABILITY IN MIND

No Combustion: Unlike traditional technologies Bloom does not require combustion, eliminating harmful criteria pollutants



Highly Efficient
~636,000 metric tonnes of CO_{2e} avoided in 2021





No Water
More than 600 billion gallons of water withdrawal avoided



Fuel Flexible
Natural gas, biogas or hydrogen as fuel



Clean ~545,000 lbs. of NOx and almost 2.5 million lbs. of SO_2 avoided

2021 Impact and Program Highlights

- In 2021, we established an ISO 14001-informed Environmental Management System (EMS) that provides the framework for managing its environmental impacts.

- We continued our strong end-of-life product management performance by maintaining our impressive 98% recycling rate of materials by weight.

- We avoided nearly 100 tonnes of hazardous waste through our innovative and circular end-of-life program for our desulphurization units, where we recycle material into copper compounds that can be reused.

- Our weighted average Bloom Energy Server lifetime efficiency increased slightly to almost 56%, and we held our projected median time to refurbishment constant at approximately 5.5 years.

- Our continued global expansion helped increase our weighted average avoided global greenhouse gas emissions from our Bloom Energy Server fleet by almost 4.5%. Our 2021 avoided emissions rate was over 31% vs. grid alternatives.

- Due to our non-combustion technology and low levels of criteria pollutant release, our projects saved local health systems throughout the United States $35-76 million in estimated health system costs.

- Our projects avoided over 400 billion gallons of water withdrawals from the power system in drought-stricken California, where more than 55% of Bloom's installed base of Energy Servers is located.

- We calculated our first eco-efficiency metric, demonstrating that the manufacture of the Bloom fuel cells only uses 0.33% of the energy the Energy Servers will subsequently produce, which means the fuel cells generate 300 times the amount of energy over a 5.5-year life span than it takes to manufacture them.

- We continued to work with suppliers to enhance our conflict minerals program, increasing our supplier response rate from 82% to 88%.

Our Employees

Taking Care of Our Employees

We recognize that our achievements are possible because of our talented, diverse team members, who live and work around the world. We are dedicated to creating a workplace where our employees feel valued and engaged in meaningful work. In order to attract and retain our employees, we strive to maintain an inclusive, diverse and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits and health and wellness programs. It is also vital that we continue to encourage and nurture our employees' engagement and connection to our culture and mission.

Connecting Employees and Bloom's Purpose

Now, more than ever before, people are looking for purposeful and fulfilling work. At Bloom Energy, we recognize the importance of communicating our mission clearly, living our core values and connecting our employees to our purpose. We are proud of the results achieved through our intense focus placed on retaining talent in a hyper-competitive job market.

This means addressing climate change and its impacts; changing the future of energy by leading the world's energy transition and how we power the world; underscoring the important role our employees have in advancing our mission and making the world a better place; and doing the right thing for the greater good of our society and our stakeholders.

We recently enhanced our talent program through the introduction of a comprehensive Talent Management System designed to link performance to business results, enabling each employee to make a direct connection between their role and contributions and the success of Bloom Energy.

Promoting Inclusion and Diversity

Since our founding, we have been committed to advancing inclusion and diversity across our organization. We endeavor to foster a workplace that values each person and contribution and promotes an environment of positive engagement and productivity. We recognize that having a multi-faceted team—with a wide array of knowledge, skills, experience and viewpoints—fuels our innovation and growth. One of our greatest strengths is the talent and uniqueness of our employees, and we believe diverse leaders serve as role models for our inclusive workforce.

As of December 31, 2021, we had more than 1,700 employees worldwide, of which approximately 1,400 were located in the United States, 270 were located in India and 40 were located in other countries. We are proud that 60% of our employee population is ethnically diverse and 21% is female. This includes our Executive Management Team, which includes 33% ethnic minorities and 40% women. Our Executive Management Team is comprised of four ethnically diverse individuals and three women. Our Board is also diverse, with 44% of the positions filled by ethnic minorities, including a female African-American member. In addition, 30% of our senior leadership team, those with the title of director and above, are women.



All Employees	Executive Management Team	Senior Leadership Team	Board of Directors
40% White — **60%** Ethnically Diverse	**67%** White — **33%** Ethnically Diverse	**60%** White — **40%** Ethnically Diverse	**56%** White — **44%** Ethnically Diverse
79% Men / **21%** Women	**60%** Men / **40%** Women	**70%** Men / **30%** Women	**86%** Men / **14%** Women

To attract, retain and diversify our exceptionally talented team, we continue to evolve our hiring strategies, track our progress and hold ourselves accountable to advancing global diversity. These efforts are led by our Human Resources department and overseen by the Board, but are imbedded in the hiring practices of every department tin the organization. Our talent acquisition strategy centers on recruiting candidates from underrepresented groups through increased advertising and outreach. For example, our 2021 University intern program resulted in representation of 50% women, 45% underrepresented minorities and 10% veterans. In addition, we take pride in the fact that over 9% of our United States employee population are veterans as of year-end 2021.

Our continued engagement with organizations that work with diverse communities has been vital to our efforts to increase women and minority representation in our workforce. For example, our "Careers at Bloom Silicon Valley" Campaign targets recruiting diverse talent from underserved communities for hourly manufacturing roles. We actively engage local community leaders to gain access to untapped underserved communities and to attract talent that is generally not easily accessible. We are building a diverse talent slate of future generation leaders through our progressive outreach programs.

Compensation and Benefits

Our talent strategy is integral to our business success and we design competitive and innovative compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country/region) include annual bonuses, stock awards, an employee stock purchase plan, a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, parental leave, flexible work schedules, an extensive mental health program, fitness center and financial planning and education.

Employee Health, Safety and Training

We are committed to the health, safety and wellness of our employees. Our "Design for Safety" initiatives focus on prevention and continuous improvement through interactive training programs with employees, hands-on audits, monthly team meetings, and deep-dive investigations when incidents do arise so we can learn and improve.

We manage occupational health and safety via our Injury and Illness Prevention Program ("IIPP"). The IIPP is our EH&S standard and applies across our business. We track all safety incidents electronically and require submittal of an incident report within 24 hours that includes identification of immediate, short-term and long-term corrective actions, as well as root causes. We review quarterly and annual data on incidents to identify trends and target resources for improvement.

As the world still grapples with the COVID-19 pandemic, we remain committed to providing for the health and safety of our employees. We follow stringent CDC and local guidelines as they continue to evolve.

Business Ethics and Compliance

At Bloom Energy, we endeavor to create a culture of ethical decision making. Acting ethically builds loyalty, trust and respect with our employees, business partners, customers and the communities we serve. Each of the countries where we do business has its own laws, regulations and customs. We strive to comply with the law, wherever we live or work.

Global Code of Business Conduct and Ethics

Our Global Code of Business Conduct and Ethics ("Code of Conduct") applies to Bloom Energy Corporation and its subsidiaries and their employees, corporate officers and directors, as well as contractors assigned to work at Bloom Energy. The Code of Conduct is available in all applicable languages and addresses a range of ethics and compliance issues Bloom faces around the world. It summarizes key compliance policies and helps put Bloom's ethical principles into practice. The Audit Committee, on behalf of the Board, oversees compliance with the Code of Conduct, including the consideration of actual and potential conflicts of interest, the review and approval of related party transactions and the review and approval of procedures for handling complaints regarding accounting or auditing matters.

We are committed to complying with our Code of Conduct and obeying all applicable laws where we do business.

Our Code of Conduct is available on our website at *https://investor.bloomenergy.com* under the "Corporate Governance" tab. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code Conduct by posting such information on our website at the address specified above within four business days of any such amendment or waiver.

Global Business Partner Standards

We choose business partners who share our mission, and we intend to only work with those who agree that our shared success is based on acting ethically and lawfully. Following the law is not enough. Our business partners are asked to adhere to our Global Business Partner Standards, which include expectations around legal compliance, ethical business conduct, human rights and anti-trafficking, supply chains, worker health and safety and environmental impact.

Whistleblower Protection

We provide an external channel for employees, contractors and business partners to ask questions and report concerns or potential violation of the law, our Code of Conduct or our policies. Our Ethics Helpline is hosted by an independent third party and allows reporters to remain anonymous, where permitted by local law. We do not allow retaliation against anyone who, in good faith, discloses any actual or suspected violations of the law, our Code of Conduct or policies, or participates in an investigation.

The Audit Committee receives a regular report from executive management that summarizes the number and types of issues submitted to us through our Ethics Helpline and management's responses.

PROXY VOTING ROADMAP

ITEM 1	**Election of Directors**	The Board recommends a vote **FOR** each nominee
		See page 23 for additional information

Why the Board recommends you support our nominees

- Our Board has nominated the following individuals for election as Class I directors to hold office until the 2025 Annual Meeting:

  - ✔ **KR Sridhar**, who, as our Founder, Chairman & CEO, has proven, unparalleled and in-depth knowledge of our technology, operations, markets, regulatory environment, customers, employees and competition, and has led us to our current level of financial performance
  - ✔ **Mary Bush**, who, with 30+ years as an advisor to U.S. companies and U.S. and foreign governments, public banking leadership and several presidential appointments, and has wide-ranging experience with government, capital markets and global financial regulatory systems, as well as extensive experience and knowledge in finance and accounting

- The Nominating Committee works continuously to refresh the Board and maintain alignment with our strategic direction, with four new directors joining since 2017 to create an experienced Board that is 83% independent and 50% gender/ethnically diverse

ITEM 2	**Say on Pay**	The Board recommends a vote **FOR** this proposal
		See page 73 for addition information

Why the Board recommends you support this proposal

- The Compensation Committee, with the assistance of an independent compensation consultant, has designed our compensation program to attract, retain and motivate highly-qualified executives and align their long-term interests with our stockholders
- A majority of target compensation for our named executives is delivered in cash and equity incentives tied to specific financial and operating performance measures designed to drive long-term stockholder value
- The Compensation Committee granted a special equity award in the form of a time-based RSU award and two separate PSU awards to Dr. Sridhar (collectively, the "CEO Performance Award"). The CEO Performance Award is designed to ensure Dr. Sridhar's retention, recognize his contributions to Bloom Energy and incentivize outperformance of performance operating metrics and key financial goals, and is intended to replace his ongoing annual equity awards for a five-year time period

ITEM 3	**Increase in Authorized Preferred Stock**	The Board recommends a vote **FOR** this proposal
		See page 74 for addition information

Why the Board recommends you support this proposal

- In 2021, we expanded our successful power generation partnership with SK ecoplant to help us establish market leadership in the hydrogen economy, and as part of that deal, SK ecoplant purchased all 10,000,000 shares of our authorized preferred stock
- The proposal would replenish our authorized preferred stock (increasing the authorization from 10,000,000 to 20,000,000 shares), which will provide us with flexibility in structuring future additional strategic partnerships or using for other corporate purposes

<table>
<tr><td>**ITEM**
4</td><td>**Amend Restated Certificate of Incorporation to Align the Choice of Forum Provisions with the Bylaws**</td><td>The Board recommends a vote **FOR** this proposal

See page 76 for addition information</td></tr>
</table>

Why the Board recommends you support this proposal

- In 2020, we amended our Amended and Restated Bylaws (the "Bylaws") to add an exclusive forum provision that provides that the Delaware Court of Chancery shall serve as the sole and exclusive forum for certain legal actions, and that if the Delaware Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware will

- Our Restated Certificate of Incorporation (the "Restated Certificate") currently contains an exclusive forum provision that provides that the Delaware Court of Chancery shall serve as the sole and exclusive forum for certain legal actions, but does not contain the additional provision contained in the Bylaws regarding the alternative forum of the federal district court for the District of Delaware and some other non-substantive language that is in the Bylaws

- Seeking approval to align our corporate documents and also include a savings clause

<table>
<tr><td>**ITEM**
5</td><td>**Increase in ESPP Share Pool**</td><td>The Board recommends a vote **FOR** this proposal

See page 78 for addition information</td></tr>
</table>

Why the Board recommends you support this proposal

- Our 2018 Employee Stock Purchase Plan (the "ESPP") is a broad-based plan that promotes employee stock ownership and helps us to attract, motivate and retain top talent at reasonable cost to stockholders by allowing employees to purchase Class A common stock at a discount

- The current number of Class A shares authorized for issuance under the ESPP is 10,202,023

- The proposal would increase the ESPP share pool available for issuance from 4,179,771 to 14,179,771 Class A shares, which we believe is reasonable as it represents additional stockholder dilution of only 5.7%

<table>
<tr><td>**ITEM**
6</td><td>**Independent Auditor Ratification**</td><td>The Board recommends a vote **FOR** this proposal

See page 81 for addition information</td></tr>
</table>

Why the Board recommends you support this proposal

- Our Audit Committee undertakes a robust annual review before engaging the independent auditor, considering factors such as the auditor's independence, performance, quality, candor, capability, expertise and appropriateness of fees

- Following this review, our Audit Committee reappointed Deloitte & Touche LLP as our independent auditor for 2022, and they have served in this capacity since September 2020

PROXY STATEMENT HIGHLIGHTS

Our Board at a Glance (see Board bios beginning on page 26)

(see Board bios beginning on page 26)

		Name and Primary Occupation	Age	Director Since	Committees AC	Committees CC*	Committees NC	Other Current Public Company Boards
Continuing Directors	Class I Directors	**Mary K. Bush** IND President of Bush International, LLC	73	2017	🟢★			3
		KR Sridhar Founder, Chairman and Chief Executive Officer of Bloom Energy	61	2002				0
	Class II Directors	**Jeffrey Immelt** IND Venture Partner at New Enterprise Associates, Inc. and former Chairman and CEO of General Electric	66	2019		⚫		4
		Eddy Zervigon IND CEO of Quantum Xchange	53	2007	⚫★		🟢	1
Nominees for Election	Class III Directors	**Michael Boskin** IND Professor of Economics and Hoover Institution Senior Fellow, Stanford University	76	2019	⚫		⚫	1
		John T. Chambers IND Founder and Chief Executive Officer at JC2 Ventures and former Chairman and CEO of Cisco	72	2018		⚫		1

* Since Mr. Sandell is retiring and not standing for re-election, the Board will appoint a new Chair as of the date of the 2022 Annual Meeting.

AC Audit Committee	🟢 Chair		IND Independent
CC Compensation and Organizational Development Committee	⚫ Member		
NC Nominating, Governance and Public Policy Committee	★ Financial Expert		

Board Composition (see more on Board diversity beginning on page 25)

(see more on Board diversity beginning on page 25)

Tenure



2 — 10+ years
3 — <5 years
1 — 5-10 years
8.4 years Average Tenure

Diversity



3 — Other
3 — Diverse
4 — Ethnically Diverse
1 — Female
50% Diverse

Independence



1 — Not Independent
5 — Independent
83% Independent

Age



3 — 70s
2 — 50s
2 — 60s
64 years Average Age

Compensation Highlights   (see CD&A beginning on page 49)

Our 2021 compensation plans and payouts for our named executive officers reflect our overarching philosophy of pay-for-performance. Highlights of our compensation program include:

EMPHASIS ON PERFORMANCE-BASED INCENTIVES:

● A majority of the target compensation opportunity provided to our named executive officers is awarded in the form of cash incentives and equity awards for which the realized value varies based on the achievement of certain operating and financial metrics.

CEO PERFORMANCE AWARD:

● The CEO Performance Award is designed to ensure Mr. Sridhar's retention, recognize his contributions to Bloom Energy and incentivize outperformance of performance operating metrics and key financial goals, and is intended to replace his ongoing annual equity awards for a five-year time period.

CHALLENGING PERFORMANCE OBJECTIVES:

● The Compensation Committee sets rigorous goals for our annual bonus plan that will be achieved only if we perform at a high level. Based on our performance in 2021, our named executive officers each earned a bonus of between 100% and 131.25% of their target bonuses for the year.

PERFORMANCE-BASED APPROACH TO LONG-TERM INCENTIVES:

● PSUs represent 40% of the target value granted to our named executive officers other than our CEO. The remaining long-term incentive value was granted in the form of time-based vesting RSUs. Based on our results in 2021, our named executive officers earned 75% of the target number of shares granted in 2021. The shares earned vest annually over three years.

NEW CHANGE IN CONTROL SEVERANCE AGREEMENTS:

● The Compensation Committee approved new Employment, Change in Control and Severance Agreements (the "CiC Agreements") with certain of our executive officers, including with each of our named executive officers, to encourage their continued attention, dedication and continuity with respect to their roles and responsibilities without the distraction that may arise from the possibility or occurrence of a change of control of Bloom Energy.

As shown below, approximately 74.6% of the target total compensation awarded to our CEO and approximately 42.7% awarded to our other named executive officers (not including Mr. Brooks, who was hired in June 2021) was at-risk in the form of our cash annual incentive and performance-based equity, both of which were eligible to be earned based on our level of achievement of rigorous financial goals.

Fiscal 2021 CEO Pay Mix



Fiscal 2021 Pay Mix: Other NEOs



Corporate Governance

Proposal

1

Election of Directors

Stockholders are being asked to elect Class I directors Mary K. Bush and KR Sridhar, each for a three-year term.

 The Board of Directors unanimously recommends a vote **FOR** the election to the Board of Directors of each of the Class I director nominees.

The Bylaws provide that the Board is divided into three classes of directors with staggered three-year terms. As a result, only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

The Board presently has seven members. The authorized number of directors may be changed by resolution of the Board. Scott Sandell, a Class I director, is retiring from the Board and will not be standing for re-election to the Board at this meeting, which will leave us with six members. This would leave us with one Class I director, three Class II directors and two Class III directors. Effective as of this meeting and subject to election by the stockholders, the Board has moved Mary K. Bush from Class II to Class I so that she will stand for re-election at this meeting. Immediately prior to the 2022 Annual Meeting, the authorized number of directors on the Board will be reduced to six, and each class will be comprised of two directors.

Class I directors Mr. Sridhar and Ms. Bush are standing for election to the Board at this meeting. Mr. Sridhar, our Founder, Chairman and CEO, has served on the Board since 2002, and Ms. Bush was initially appointed to the Board in 2017, and each has been recommended to the Board to serve another three-year term by the Nominating Committee. The nominees' and other directors' biographies are available beginning on page 26 of this Proxy Statement.

Each nominee has consented to be named a nominee in the Proxy Statement and to continue to serve as a director, if elected. If any nominee becomes unavailable to serve for any reason before the election, which is not anticipated, your proxy authorizes us to vote for another person nominated by the Board or the Board may reduce its size. There are no arrangements or understandings between any director and any other person pursuant to which he or she is or was to be selected as a director. There are no family relationships among our directors or executive officers.

Vote Required

The election of directors will be made by a plurality of votes cast at the 2022 Annual Meeting. That means the two nominees receiving the highest number of votes will be elected. Because directors need only be elected by a plurality of the vote in an uncontested election, broker non-votes and withhold votes will not affect whether any particular nominee has received sufficient votes to be elected in such cases.

Our nominees have considerable professional and business experience. The recommendation of the Board is based on its carefully considered judgment that the qualifications and experience of our nominees make them well qualified to serve on the Board and give the Board as a group the appropriate skills to exercise its oversight responsibilities. For each of the director nominees standing for election as well as for the remainder of the Board, the following pages sets forth certain biographical information, including a description of their principal occupation and business experience, and the primary qualifications, attributes and skills that the Nominating Committee considered in recommending the director nominees.

Director Nominations and Board Composition

Board Membership Criteria

Ensuring that the Board is composed of directors who possess highly relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives and effectively represent the long-term interests of stockholders is a top priority of the Board and the Nominating Committee.

The Nominating Committee seeks directors who possess extraordinary leadership qualities, high personal and professional integrity and ethics, diversity of thought, experience and background with demonstrated experience in strategy, risk management and driving change and growth. The Nominating Committee is responsible for reviewing the appropriate skills and experience required of directors in light of current business conditions, short- and long-term strategic initiatives and existing competencies on the Board, and for making recommendations regarding the size and composition of the Board. As we continue to scale our business and evolve our strategy with the transitioning energy industry, the Nominating Committee will continue to refresh the relevant skill sets and experience desired in our Board members and will continue to evaluate the appropriate size of the Board.

In evaluating potential candidates for the Board, the Nominating Committee considers the following factors, which are set forth in our Corporate Governance Guidelines:

- a majority of directors on the Board should be independent directors;
- candidates should be capable of working in a collegial manner with persons of different educational, business and cultural backgrounds, and should possess skills and expertise that complement the attributes of the existing directors;
- candidates should represent a diversity of viewpoints, backgrounds, experiences and other demographics, including diversity with respect to demographics such as gender, race, ethnic and national background, geography, age and sexual orientation;
- candidates should demonstrate notable or significant achievement and possess senior-level business experience that would benefit Bloom;
- candidates should be individuals of the highest character and integrity;
- candidates should be free from any conflict of interest that would interfere with their ability to properly discharge their duties as a director or would violate any applicable law or regulation;
- candidates for the Audit Committee and the Compensation Committee should have the enhanced independence and financial literacy and expertise that may be required under law, rules, regulations and listing standards of the New York Stock Exchange ("NYSE");
- candidates should be capable of devoting the necessary time to discharge their duties, taking into account memberships on other boards and other responsibilities; and
- candidates should be able to represent the interests of all stockholders.

Process of Selecting Directors

The Nominating Committee is responsible for establishing criteria, identifying, evaluating and recommending to the Board candidates for Board membership. The Nominating Committee works very closely with the Chairman and other members of the Board in the identification and evaluation process. The Nominating Committee may also use outside consultants to assist in identifying candidates. When formulating its Board membership recommendations, the Nominating Committee considers advice and recommendations from stockholders, management and others as it deems appropriate. The Nominating Committee considers candidates for the Board recommended by stockholders using the same criteria in evaluating the candidate as it would any other Board nominee candidate. Once a nominee is identified, the Board then determines whether a nominee's background, experience, personal characteristics and skills will advance the Board's goal of sustaining a Board with a diversity of skills, experiences, backgrounds and perspectives that can oversee and help advance our evolving and growing business and strategic priorities.

The Nominating Committee also evaluates whether an incumbent director should be nominated for re-election to the Board upon expiration of such director's term, based upon factors established for new director candidates, as well as:

- the extent to which the director's judgment, skills, qualifications and experience (including that gained due to tenure on the Board) continue to contribute to the success of the Board;
- feedback from the annual Board evaluation;
- attendance and participation at, and preparation for, Board and committee meetings;
- independence;
- outside board and other affiliations, including any actual or perceived conflicts of interest; and
- such other factors as the Nominating Committee deems appropriate.

Board Diversity and Refreshment; Director Tenure

The Board and the Nominating Committee value diversity of backgrounds, age, education, experience, perspectives and leadership in different fields when identifying nominees, and we assess the effectiveness of our efforts in pursuing diversity in connection with our annual evaluations. In 2020, the Board expanded our Corporate Governance Guidelines' definition of diversity to include gender and ethnicity. Representation of gender, ethnic, geographic, cultural or other diverse perspectives expands the Board's understanding of our customers, partners, employees, investors and other stakeholders. Presently, we have one woman director and three ethnically diverse directors.

Although we do not have a separate diversity policy, the Board and the Nominating Committee aim to further refresh Board membership in the coming year, with a particular focus on adding directors who can contribute to the gender diversity on the Board as well as the Board's energy domain knowledge and technical experience.

The Board is committed to ongoing and thoughtful refreshment of its membership, yet also believes in the best interests of Bloom and our stockholders to maintain a mix of longer-tenured, experienced directors with institutional knowledge and newer directors with fresh perspectives. If each director nominee is elected to the Board after the 2022 Annual Meeting, one-third of our directors will be newer directors having been appointed in 2019 or later.

We do not impose director tenure limits or a mandatory retirement age. The Board believes that our longer-tenured directors, with their deep historical and institutional knowledge, have a unique perspective of Bloom Energy, which is invaluable insight as we continue to grow and evolve. The Board believes that longer-tenured directors have a better understanding of Bloom Energy and its evolution, and are better able to leverage that knowledge/history as we continue to grow and evolve. Accordingly, while director tenure is taken into consideration when making nomination decisions, the Board believes that imposing strict limits on director tenure would deprive the Board of the valuable perspectives of its most experienced members.

If each director nominee is elected to the Board after the 2022 Annual Meeting, our directors will have served an average of 8.4 years. Given that Bloom was the first solid oxide fuel cell company to reach commercial scale, along with the complexity of our business and the fact that the energy industry and our business are rapidly evolving, we believe that a mix of long- and short-tenured directors promotes an appropriate balance of views and insights and allows the Board as a whole to benefit from the historical and institutional knowledge that longer-tenured directors possess and the fresh perspectives contributed by newer directors. The Board believes the current average tenure of 8.4 years for its directors is consistent with the balance the Board seeks between different perspectives brought by longer serving directors and new directors.

The Board is focused on combining the right mix of tenure, skills, experience and diverse perspectives to support our growth and obtain operational leverage to scale, bringing to production a number of new products and delivering on international expansion. The Nominating Committee continues to focus on Board refreshment to align the Board's long-term composition with its long-term strategy.

Stockholder Nominations

Any stockholder may nominate a person for election as a director by complying with the procedures set forth in the Bylaws. See the section later in this Proxy Statement entitled *"Stockholder Proposals and Nominations."*

Our Board

Class I Directors Standing for Election at the 2022 Annual Meeting

Mary K. Bush



President of Bush
International, LLC

Age: 73

Director Since:
January 2017

INDEPENDENT

Committee Membership:
Audit (Chair &
Financial Expert)

Public Company Boards:
Discover Financial Services
ManTech International
Corporation
T. Rowe Price Group, Inc.

Director Qualifications:

Ms. Bush's senior executive and leadership roles in international public and private financial institutions bring to the Board extensive experience and knowledge in capital markets and finance and accounting, particularly in areas of accounting principles, financial reporting rules and regulations and oversight of the financial reporting process at public companies. These prior roles also provide Ms. Bush with wide-ranging experience with U.S. and foreign governments and financial regulatory systems and risk management, all of which make Ms. Bush uniquely qualified as Chair of the Audit committee. Ms. Bush's public company board experience provides governance expertise to the Board concerning public company governance practices and ESG oversight. In addition, Ms. Bush's significant experience in global business and financial markets is extremely valuable to us as we expand our business globally and seek customer financing options in tandem with our global expansion.

Background

- President of Bush International, LLC, an advisor to U.S. corporations and foreign governments on international capital markets, strategic business and economic and governance matters since 1991
- Held several Presidential appointments, including the U.S. Government's representative on the International Monetary Fund Board and Director of Sallie Mae Bank
- Former head of the Federal Home Loan Bank System during the aftermath of the Savings and Loan crisis and was advisor to the Deputy Secretary of the U.S. Treasury Department
- Earlier in her career, managed global banking and corporate finance relationships at New York money center banks, including Citibank, N.A., Banker's Trust Company and JPMorgan Chase Bank, N.A
- Appointed by the Secretary of the Treasury to the U.S. Treasury Advisory Committee on the Auditing Profession in 2007
- Appointed by President George W. Bush as Chair of the congressionally-chartered HELP Commission on reforming foreign aid in 2006
- Director of Briggs & Stratton, Inc. from 2004 to March 2009, of United Continental Holdings, Inc. from 2006 to 2010, of the Pioneer Family of Mutual Funds from 1997 to 2012 and of Marriott International, Inc. from 2008 to 2020
- Member of Kennedy Center's Community Advisory Board
- Chairman of the Capital Partners for Education, a not-for-profit organization that mentors low-income high school and college students in the Washington, D.C. area

KR Sridhar



Founder, Chief
Executive Officer
and Chairman of
Bloom Energy

Age: 61

Director Since:
January 2002

Committee Membership:
None

Public Company Boards:
None

Director Qualifications:

As a founder of Bloom who has guided our growth and development as both CEO and Chairman for over 20 years, Mr. Sridhar has proven, unparalleled and in-depth knowledge of our technology, operations, markets, regulatory environment, customers, employees and competition. Mr. Sridhar's depth and breadth of technical and scientific expertise in the areas of chemistry and physics and his experience with technological and manufacturing innovation bring invaluable insight to the Board concerning our products and development strategies. With over 20 years at Bloom Energy, Mr. Sridhar brings significant senior leadership, industry knowledge and human capital management experience. In addition, his knowledge and strategic vision for the energy industry and our product development aids the Board in its strategic planning. Mr. Sridhar provides management's perspective in Board discussions and brings important insight regarding our strategy and daily operations to the Board's deliberations.

Background

- Founder of Bloom and has served as Chief Executive Officer and Chairman of the Board since March 2002
- Prior to founding Bloom, served as director of the Space Technologies Laboratory at the University of Arizona, where he was also a professor of Aerospace and Mechanical Engineering
- Has served as an advisor to NASA and has led major consortia of industry, academia and national labs
- Currently serves as a strategic limited partner at Kleiner Perkins
- Served on many technical committees, panels and advisory boards, and has several publications and patents

Class II Directors – Terms Expiring at the 2023 Annual Meeting of Stockholders

Jeffrey Immelt



Former Chairman
and CEO of
General Electric
**Lead Independent
Director**

Age: 66

Director Since:
January 2019

INDEPENDENT

Committee Membership:
Compensation

Public Company Boards:
Twilio Inc.
Desktop Metal, Inc.
Tuya Inc.
Bright Health Group, Inc.

Director Qualifications:

Mr. Immelt brings to the Board more than 30 years of public company senior executive and boardroom experience, including nearly 20 years at the helm of GE, a world-leading, technologically innovative global enterprise, where he helped reshape and modernize its global business and financing strategy. Mr. Immelt's experience and insights in all aspects of running a multinational business, including in diverse areas such as operations, sales and marketing, human capital management, executive compensation and product and service management and related business models, are invaluable as we endeavor to scale our business, diversify our product portfolio, develop new partnerships and business models and expand our markets, both in the United States and globally. Given GE's energy business, Mr. Immelt provides valuable expertise regarding the energy sector and its regulatory and competitive landscape and evolving ESG landscape, particularly as to climate change.

Background

- Venture partner at NEA since January 2018
- Former Chairman and CEO of General Electric ("GE"), a diversified industrial company, for 16 years, from 2001 to 2017, where he revamped the company's strategy, global footprint, workforce and culture
  - During his tenure, he led several innovative transformations that doubled industrial earnings, reshaped the portfolio, re-established market leadership, grew a strong share position in essential industries and quadrupled emerging market revenue
- Named one of the "World's Best CEOs" three times by Barron's
- GE was named "America's Most Admired Company" by Fortune magazine and one of "The World's Most Respected Companies" in polls by Barron's and the Financial Times during his tenure
- Recipient of 15 honorary degrees and numerous awards for business leadership
- Chaired the President's Council on Jobs and Competitiveness under the Obama Administration
- Member of The American Academy of Arts & Sciences

Eddy Zervigon



CEO of Quantum
Xchange

Age: 53

Director Since:
October 2007

INDEPENDENT

Committee Membership:
Audit (Financial Expert)
Nominating/Governance
(Chair)

Public Company Boards:
Maxar Technologies Inc.

Director Qualifications:

Mr. Zervigon brings significant institutional knowledge regarding Bloom Energy, given his early involvement with us at our early growth stages through his position with Morgan Stanley, and later as a director. Given Mr. Zervigon's international financial and transactional experience as an investment banker, Mr. Zervigon has helped shepherd our transition from a private to a public company and provides valuable insights regarding financial strategy and capital markets, growth strategies and business models. In addition, his accounting expertise as a CPA with PricewaterhouseCoopers LLP provides critical financial reporting experience, skills and qualifications to the Audit Committee. As CEO of a cybersecurity company, Mr. Zervigon provides valuable insight to the Board on cybersecurity threats and risk management thereof. His public company board and related governance experience and ESG oversight contribute to his role as the Chair of the Nominating Committee.

Background

- CEO of Quantum Xchange, a cybersecurity company, since September 2020
- Special Advisor at Riverside Management Group, a boutique merchant bank, since 2012
- Previously, he was a Managing Director in the Principal Investments Group at Morgan Stanley & Co. LLC, a global financial services firm, from 1997 to 2012
- Prior to joining Morgan Stanley, Mr. Zervigon was a Certified Public Accountant at Coopers & Lybrand (now PricewaterhouseCoopers LLP), a public accounting firm
- Served as a director of DigitalGlobe, Inc., a builder and operator of satellites for digital imaging, where he served as a member of the audit and compensation committees from 2004 to 2017
- Member of the Latino Corporate Directors Association
- Previously served as a board member of MMCinemas, Impsat Fiber Networks, Inc., TVN Entertainment Corporation and Stadium Capital Management, LLC

Class III Directors – Terms Expiring at the 2024 Annual Meeting of Stockholders

Michael Boskin



Tully M. Friedman Professor of Economics and Wohlford Family Hoover Institution Senior Fellow, Stanford University, and CEO and President of Boskin & Co., Inc.

Age: 76

Director Since:
November 2019

INDEPENDENT

Committee Membership:
Audit
Nominating/Governance

Public Company Boards:
Oracle Corporation

Director Qualifications:

Dr. Boskin is recognized internationally for his research on world economic growth, tax and budget theory and policy, U.S. saving and consumption patterns and the implications of changing technology and demography on capital, labor and product markets. In addition to his background in public policy, he brings to the Board significant economic, financial and energy expertise, including through his experience on the board of a publicly traded energy company and a publicly traded technology company. Dr. Boskin's experience as CEO of his consultancy firm and as a director of another large, complex global IT organization also provides the Board with important perspectives in its evaluation of our governance and ESG practices and processes as well cybersecurity risk management. In addition, his prior service on a public company audit committee supports the development of the Audit Committee function as we mature as a public company.

Background

- Tully M. Friedman Professor of Economics and Wohlford Family Hoover Institution Senior Fellow at Stanford University, where he has been on the faculty since 1971
- CEO and President of Boskin & Co., Inc. since 1980
- Co-President of the Koret Foundation, which gives grants to support educational advancement and career success of children from disadvantaged backgrounds
- Chairman of the President's Council of Economic Advisers from 1989 to 1993
- Former director of ExxonMobil from 1996 to 2018

John T. Chambers



Founder and Chief Executive Officer at JC2 Ventures

Age: 72

Director Since:
August 2018

INDEPENDENT

Committee Membership:
Compensation

Public Company Boards:
Sprinklr, Inc.

Director Qualifications:

Mr. Chambers' experience in leading and scaling Cisco Systems as its CEO and Chairman for over 20 years, building and implementing strategic growth plans, as well as his experience with early stage companies, provides valuable perspective to the Board in growing and scaling an organization, particularly in the areas of operations, sales, human capital management, recruitment and executive compensation. Mr. Chambers' international experience and relationships and his skill in promoting and selling innovative new products and technology and developing partnerships and new business models are valuable to the Board as we continue to diversify our product portfolio and expand globally.

Background

- Founder and Chief Executive Officer at JC2 Ventures, a venture capital firm, since March 2017
- Executive Chairman of the board of Cisco Systems, Inc. ("Cisco"), a networking and information technology company, from July 2015 to December 2017, and Chairman of the board of Cisco from November 2006 to July 2015
- Cisco's Chief Executive Officer from January 1995 until July 2015, and President from January 1995 to November 2006
- Employed by Wang Laboratories, Inc., a former computer-based office information processing systems company, from 1982 to 1990, where, in his last role, he was the Senior Vice President of U.S. Operations
- Chairman of the US-India Strategic Partnership Forum
- Appointed Global Ambassador of the French Tech by President Emmanuel Macron of France

Director Skills and Experience

As we discuss above under *"Board Diversity and Refreshment; Board Tenure"* and below under *"Information Regarding the Board and its Committees,"* the Nominating Committee is responsible for assessing with the Board the appropriate skills, experiences, background and diversity that we seek in Board members in light of our business strategy and our current Board composition to provide effective oversight and represent the long-term interests of our stockholders. The Board will then determine whether a nominee's background, experience and skills will advance the Board's goal of creating and sustaining a board with broad and diverse experience and perspectives who can oversee our evolving and growing business. Listed below are the skills and experience we consider important for our directors to facilitate oversight of our business strategy and risk management.

Public Company Board Experience	Service on a public company board allows directors to provide advice and perspective with respect to board dynamics and operations and provides valuable and relevant governance experience, including an understanding of the legal and regulatory landscape in which public companies operate, risk management, executive compensation and oversight responsibilities of the Board and its committees with respect to strategy, operations and compliance-related matters.	5/6
Senior Leadership	Experience serving in executive positions, including as CEO, provides members of the Board with a practical understanding of enterprise structure, operations and management, including in core areas such as human resources, financial planning, strategic planning, risk management and compliance, and the know-how to identify and develop leadership in the management team, plan for succession, execute operationally and drive change and long -term growth.	6/6
Global Business/ International	As we expand our reach globally, experience in entering and operating in new markets, including emerging markets, and the attendant business environments, economic conditions, cultural perspectives and risk management, is critical to our success.	4/6
Financial/ Accounting/ Capital Markets	Our capital structure and operations include the use of debt instruments and financing arrangements as well as project finance activities, for our customer's use of our Energy Servers and other project development. It is critical for the Board and the Audit Committee to have a sophisticated understanding of the capital markets, financing and funding operations relevant to Bloom Energy, energy project finance structures and accounting and financial reporting processes to advise on, and oversee, our project finance activities and other risk management.	4/6
Manufacturing/ Operations	Because we develop and manufacture our Energy Servers, individuals with experience in manufacturing processes and operations, including supply chain management and scaling manufacturing operations for global growth, are valuable additions to the Board.	3/6
Sales and Marketing	As we seek to continue to grow our bookings year over year and bring our Energy Servers and our new products to new territories and markets, experience in the strategy and mechanics of sales and marketing, channel and partnership models and building brand awareness enables the Board to effectively oversee the expansion and scale of our business and development of our brand.	2/6
Human Capital Management	We operate in a highly competitive employment market, and experience in attracting, motivating, developing and retaining qualified personnel and succession planning is particularly important to our future success. In addition, as a relatively new public company, experience in evolving compensation practices from private to public company status and evolving our culture to deliver on our growth strategy is critical to attracting and retaining personnel so directors with experience overseeing talent recruitment, development and retention and helping to shape and organization's culture are a valuable asset to the Board.	3/6

	Government/ Public Policy/ Regulatory	The energy industry is heavily regulated, and Board members who have experience working within a regulatory framework bring valued experience and perspectives and assist the Board with its oversight responsibilities regarding Bloom's legal and regulatory compliance and its engagement with regulatory authorities. Being able to anticipate changes in the regulatory scheme will better enable us to execute our strategic plan effectively. As a relatively new technology, government expertise at the federal and state level and experience developing and implementing policy will help us work constructively with governments around the world, which is critical as we attempt to develop legislation and a regulatory framework to enable adoption of our technology both in the United States and in select international markets.	**5/6**
	Energy	Individuals with energy industry experience are able to share with us their insight and experience with respect to strategic and operational matters related to a complex, heavily regulated and constantly changing energy industry. This includes experience in both the retail and wholesale energy markets as we expand both in the United States and in select international markets. Knowledge of the competitive landscape and energy companies provides valuable perspective as we consider partnerships and alliances in our go-to-market activities.	**3/6**
	Strategic Business Development	We continue to focus on growing our business in new states, new countries and new product markets. Our development of relationships with strategic domestic and international partners is critical to growing and developing our business and undertaking both new project and product development, and individuals with existing experience and relationships in business development give us valuable insight into the challenges and risks of such collaborations and partnerships and overcoming the same.	**4/6**
	Emerging Technology/ Business Model	As we have transitioned from a private company to a public company and developed and improved each generation of our Energy Server, and now enter a phase of introducing new products for new product markets, experience with emerging technologies, new product introductions and an attendant service business, and business model development has been, and continues to be, important for guiding our growth.	**3/6**
	Technology/ Science	Knowledge and experience in product development, materials science, chemistry and hardware development is crucial for our continuing development and innovation with respect to our products and to the evolution of our strategy as set forth in our growth levers. As an innovator in the fuel cell industry, our success depends on developing and investing in the continued evolution of our Energy Server Platform and technology experience has become increasingly important as we expand our product development and product markets.	**3/6**
	ESG/ Sustainability	As an energy company, effective oversight and transparency regarding the risks and opportunities pertaining to climate change is critical to our growth and expected by our stockholders and other stakeholders. Directors who have experience analyzing and responding to climate change, as well as assessing environmental compliance obligations and operations, can help us navigate the changing requirements around sustainability and reporting requirements.	**4/6**
	Cybersecurity/ Information Security	Directors who have experience managing cybersecurity and information security risks or who understand the cybersecurity threat landscape can provide valuable knowledge and guidance to the Board in its oversight of our cybersecurity risk management infrastructure.	**2/6**

Our Board and Governance Structure

Corporate Governance

The Board is responsible for providing governance and oversight over the strategy, operations and management of Bloom Energy and to represent and protect the interests of our stockholders. The Board oversees senior management to whom it has delegated the authority to manage the day-to-day operations. The Board has adopted Corporate Governance Guidelines, Committee Charters and a Global Code of Business Conduct and Ethics, which, together with the Restated Certificate and Bylaws, form the governance framework for the Board and its Committees. The Board has also adopted Director and Executive Stock Ownership Policy and a Policy on Recoupment and Forfeiture of Executive Compensation (the "Clawback Policy"). The Board reviews annually its corporate governance documents and revises them when the Board believes it is in the best interests of Bloom Energy and stockholders to do so, including in response to feedback from stockholders, changing regulatory and governance requirements, the Board and committee's self-assessment and evolving best practices. The following sections provide an overview of our corporate governance structure, director independence, our Board leadership structure and the risk oversight and responsibilities of the Board and each of its committees.

How We Determined Our Current Governance Structure

Our governance practices are designed to support our mission to make clean, resilient, reliable and affordable energy, and to support our ability to capitalize on the market opportunity arising from the global transition to resilient and clean energy and distributed generation. Our governance practices are designed to optimize success based on the nature of our technology and the market environment we face.

Our Bloom Energy Server is an innovative, new technology in a rapidly evolving area of the energy industry - distributed generation. It takes time to integrate a new technology in a highly regulated and fragmented industry. The energy industry has very long technology development and market adoption cycle times, which necessitates long-term planning and execution of a consistent strategy. In addition, the energy industry has many divergent companies involved in the ecosystem, exacerbating the length of the business cycle and pace of change. In addition, as a relatively newly public company with a disruptive product in an evolving industry that is subject to political and policy changes, we tend to experience short-term swings in our stock price that are unrelated to and do not necessarily reflect our long-term prospects and value.

The Board, after careful deliberations and in view of the above-noted business environment considerations, put in place our current governance structure to enable the management team to act with deliberation, to focus on delivering long-term value to stockholders and protect minority investors from the interests of potentially short-sighted investors who may seek to act opportunistically and not in the long-term best interests of Bloom or its stockholders generally or other stakeholders.

The table below highlights some of the key elements of our governance structure and explains how we believe they align with the long-term interests of our stockholders. As we value input from our stockholders, and recognizing that some of our stockholders may hold different views, we look forward to engaging on this topic as part of our robust and proactive stockholder engagement program (see "Stockholder Engagement" on page 40 for more information).

As a final note, we do not consider Bloom Energy to be a controlled corporation under NYSE rules. Although Mr. Sridhar, our CEO, does have voting agreements in place with other stockholders that, in previous years, gave him more than 50% of the voting power, those voting agreements could be eliminated at any time by the counterparty stockholder by converting their respective Class B common stock to Class A common stock, which could have the effect of reducing Mr. Sridhar's voting power below 50%. As of the Record Date, the voting agreements between Mr. Sridhar and certain stockholders covered 12,753,442 shares of Class B common stock (inclusive of Mr. Sridhar's shares), which represents approximately 39.93% of the outstanding voting power of our common stock (see "Voting Agreements" on page 87 for additional details).

Provision	What this refers to	How this aligns with stockholder interests
Dual class capital structure	Two classes of common stock, with Class A having 1 vote per share and Class B having 10 votes per share	Provides an environment for the first five years post-initial public offering ("IPO"), at which point the dual class sunsets automatically, in which our founder and CEO, Mr. Sridhar, can focus his and the management team's attention on our long-term strategy and driving value for stockholders. The dual class structure sunsets in July 2023
Classified board	Directors serve three-year terms, with one-third of the Board (instead of the entire Board) elected at each annual meeting	Provides stability and continuity, permitting directors to develop and share institutional knowledge and focus on the long term. Encourages stockholders to engage directly with the Board and the management team regarding significant corporate transactions
Supermajority voting	Voting standard for most items is majority of votes cast, but two-thirds of the outstanding shares are needed to approve a limited number of items in the Restated Certificate	Protects against a small group of stockholders acting to amend our governing documents or to remove directors for reasons that may not be in the best interests of all stockholders
Plurality voting to elect directors	Directors are elected by a plurality of votes cast (instead of a majority of votes cast), meaning the nominees with the most votes are elected	Avoids potential disruption to the Board and management team as a result of a "failed election" in which a nominee does not achieve the votes necessary to be elected
Stockholders cannot call special meetings or act by written consent	Stockholders can propose business at each annual meeting (per our advance notice bylaws and Rule 14a-8), but cannot call a stockholder vote in between annual meetings	Protects against potential abuse by a limited number of stockholders who could act to further short-term special interests and avoids unnecessary diversion of Board and management time from executing on our long-term strategy

Corporate Governance Highlights

Many of our corporate governance practices are aligned with the Investor Stewardship Group's (ISG) Corporate Governance Framework for U.S. Listed Companies, as shown in the table below.

ISG Principle	Our Practice
Principle 1 Boards are accountable to stockholders	● We are transparent with stockholders about why we believe our governance structure is appropriate given the business environment in which we currently operate and how this structure aligns with stockholder interests (see "Our Board and Governance Structure" on page 31) ● As a practical matter, in the event that any of our directors or management proposals failed to receive majority support, we would engage with stockholders to understand their views, and the Board would determine an appropriate response based on its view of what would be in the best interests of all stockholders ● Through this Proxy Statement, we strive to describe to stockholders the Board and Committee activities over the past year

Principle 2 Stockholders should be entitled to voting rights in proportion to their economic interest	• We currently have a dual class structure, with Class A common shares having 1 vote and Class B having 10 votes, in order to provide an environment in which our founder and CEO can focus the management team's attention on long-term strategy for the initial years following our IPO • However, recognizing the value of stockholders having voting rights in proportion to their economic interest over the long term, the dual class structure has a built-in sunset so that it ends automatically in July 2023, five years following our IPO, which is a shorter period than called for by the major U.S. proxy advisory firms
Principle 3 Boards should be responsive to stockholders and be proactive in order to understand their perspectives	• We have a year-round engagement program where we proactively reach out to our stockholders in order to understand their perspectives, including one-on-one meetings as well as numerous IR touchpoints, such as our annual investor day • Engagement topics included strategy, governance structure, executive compensation, succession planning and human capital management • In response to stockholder feedback, over the last several years, we have, for example, simplified our quarterly reporting, moved to annual guidance, added an annual investor day and produced a Sustainability Report that aligns with TCDF and SASB disclosure principles
Principle 4 Boards should have a strong, independent leadership structure	• Strong lead independent director with robust and transparent authority and responsibility • Board considers appropriateness of its combined chair/CEO leadership structure at least annually • All committees are composed of entirely independent directors. Each committee operates under a written charter approved by the full Board • Executive sessions of independent directors are conducted regularly at Board and committee meetings
Principle 5 Boards should adopt structures and practices that enhance their effectiveness	• We require a majority of the Board to be independent, but in practice, all of our directors other than the CEO are independent • We are continuously focused on Board refreshment, with four new directors joining the Board since 2017, and we seek to build a Board whose skills and experiences can best support our long-term strategic direction and is comprised of directors that represent a diversity of viewpoints, backgrounds, experiences and other demographics • Three of our directors (50% of the Board) are ethnically diverse and one of our directors (17% of the Board) is female, and we are committed to adding female directors to the Board in connection with future Board refreshment opportunities • The Board, its committees and independent directors annually assess their performance through a self-evaluation conducted by an independent third party • Limits on outside board service, with no director permitted to serve on more than five public company boards (including Bloom Energy), and directors who are public company CEOs not permitted to serve on more than three public company boards (including Bloom Energy) • No restrictions on directors' access to management or employees • Board and Committees may hire outside advisors independent of management
Principle 6 Boards should develop management incentive structures that are aligned with the long-term strategy of the company	• The Compensation Committee annually reviews and approves incentive program design, goals, and objectives for alignment with compensation and business strategies • A majority of target compensation for our named executive officers is awarded in the form of cash and equity incentives tied to specific financial and operating performance measures designed to drive long-term stockholder value • In 2021, our CEO was awarded a five-year grant, with 80% of the grant performance based, with 30% of that based on financial targets and 50% based on achievement of stock price goals • Performance-based stock units represent 80% of the target long-term incentive value granted to our CEO and 40% of the target value granted to our other named executive officers • We incorporate a number of risk mitigation features into our executive compensation program, including stock ownership guidelines, clawback provisions and anti-hedging and anti-pledging policies

Director Independence

Under NYSE listing standards, a director will qualify as an "independent director" only if the director does not have a disqualifying relationship and, in the opinion of that listed company's board of directors, that director does not have a material relationship with the listed company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Nominating Committee and the Board perform an annual review of the independence of each director and nominee. At least annually, the Nominating Committee receives a report on all commercial, consulting, legal, charitable or other business relationships that a director or the director's immediate family members have with Bloom and its subsidiaries. This report includes all ordinary course transactions with entities with which the directors are associated. In determining independence, the Nominating Committee considers transactions, if any, identified in the report discussed above that affect director independence, including any transactions in which the amounts reported may be above the threshold contained in the director independence requirements, and in which a director has a direct or indirect material interest. The Nominating Committee will make its assessment and recommendation and discuss the report and its assessment and recommendation with the full Board, which in turn makes its assessment.

In making its independence determination with respect to our non-employee directors and nominees, the Board considered the relationships that each non-employee director has with Bloom Energy and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director as well as the long tenure of certain of the directors and ordinary vendor relationships we have with certain companies for which they serve as non-employee directors.

With respect to the members of the Compensation Committee and Audit Committee, the Nominating Committee and full Board considered the heightened independence requirements under the NYSE listing standards. In reaching its determination, with respect to Mr. Sandell, the Nominating Committee and the Board considered his role as Managing General Partner at NEA, a global venture capital firm that controlled approximately over 5% of our Class A common stock and Class B common stock during 2021. The Board also considered Mr. Immelt's role as a venture partner at NEA. Unlike Mr. Sandell, Mr. Immelt does not have beneficial ownership of the securities held directly or indirectly by NEA, nor is he a member of NEA's management. Although the Board has determined that the NEA stock ownership did not affect either Mr. Sandell's or Mr. Immelt's independence, as of December 31, 2021, NEA no longer holds our Class A or Class B common stock.

In addition, the Nominating Committee and the Board considered that two of its members during 2021 sat on the boards of companies with which we do business in ordinary vendor relationships and determined that these relationships were not significant enough to affect their independence.

Based on the information provided by each director concerning his or her background, employment and affiliations, and the report discussed above, the Board has determined that none of our non-employee directors has a material relationship with us, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of our non-employee directors is "independent" as that term is defined under the listing standards of the NYSE, the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and our Governance Guidelines. The Board also determined that all members of the Audit, Compensation and Nominating Committees are independent and also satisfy any committee specific independence requirements. Mr. Sandell and John Doerr were independent during the period they served on the Board, and General Powell was not independent during the period he served on the Board.

Mr. Sridhar is not independent due to his role as our CEO.

Board Leadership Structure

We believe that independent board oversight and leadership is essential for the Board to effectively perform its functions. Our Corporate Governance Guidelines and the Bylaws provide the Board with the flexibility to choose the appropriate Board leadership structure based on what it believes is in the best interest of Bloom Energy and its stockholders at a given point in time. Our Governance Guidelines and Bylaws do not require the separation of the offices of the Chairperson and the Chief Executive Officer, but do require that when the positions of Chairperson and the Chief Executive Officer are held by the same person, the independent directors designate a lead independent director to a term of at least one year.

Mr. Sridhar, our founder and CEO, has also historically served and is currently serving as Chairman of the Board. Since May 2020, Mr. Immelt has served as our Lead Independent Director, and as described below, has meaningful authority over Board governance and operations and presides over regular executive sessions held by non-employee directors.

The Nominating Committee annually reviews and considers whether the Board's leadership structure remains appropriate for us and makes recommendations regarding it to the Board. The Nominating Committee recommended Mr. Sridhar continue to serve as Chairman of the Board. The Board has carefully considered this recommendation and whether to separate the roles of Chairman and CEO, and has concluded that we and our stockholders are currently best served by having Mr. Sridhar perform both roles. Among other factors, the Board considered and evaluated: Mr. Sridhar's knowledge of Bloom Energy and the industry in which it operates, which comes from being a founder of Bloom Energy and our CEO for over 20 years; Mr. Sridhar's vision for Bloom Energy; the importance of unified leadership to execute and oversee our strategy during this time of growth and evolution in the business and the energy industry; the overall

independence of the Board (as of the annual meeting, all of our current directors other than the CEO will be independent) and the strong leadership and meaningful responsibilities of the lead independent director. As CEO, Mr. Sridhar's direct involvement in our operations enables him to communicate knowledgeably, timely and openly with the rest of the Board regarding short- and long-term objectives, identification of strategic priorities and execution of these strategies. This helps the Board focus on important strategic objectives, yet also understand the challenges we face on a day-to-day basis. Combining the roles of CEO and Chairman of the Board provides a clear chain of command and single point of accountability to both develop and execute on our strategy, and also provides a unified public face of Bloom in its interactions with suppliers, partners, customers and others, all of which is particularly valuable to a relatively new public company such as Bloom Energy.

We believe it is important that the Board retain flexibility to determine whether the CEO and Chairman roles should be separate or combined based upon the Board's assessment of our needs. The Board will continue to evaluate the appropriateness of this leadership structure and whether it continues to be in the best interest of Bloom Energy and its stockholders.

Lead Independent Director

The lead independent director is elected annually by the independent directors of the Board. Mr. Immelt currently serves as our lead independent director. Mr. Immelt brings governance expertise and operational and leadership experience, having served as Chairman and CEO of GE for over 20 years. In addition, we believe Mr. Immelt brings a fresh perspective as our lead independent director, having joined the Board in November 2019.

As described in our Corporate Governance Guidelines, our lead independent director responsibilities, include:

- **Board Leadership** - provides leadership to the Board in any situation where the Chairman's role may perceived to be in conflict or chairs Board meetings in the absence of the Chairman and performs such other functions and responsibilities as requested by the Board from time to time.
- **Board Agenda, Schedules and Information** - approves the agenda and meeting schedules to assure there is sufficient time for discussion of all agenda items; consults with the Chairman regarding information to send to the Board and approves the information sent to the Board and calls additional meetings as needed.
- **Chairman and Director Communications** - meets regularly with the Chairman and serves as a liaison between the Chairman and the Independent Directors (although every director has direct access to the Chairman).
- **Leadership of Independent Director Meetings** - authority to call meetings of the independent directors, and on a regular basis, calls and chairs all executive sessions and coordinates activities of the independent directors.
- **Board Governance Processes** - works with the Nominating Committee to guide the Board's governance processes, including succession planning, the annual Board and Committee self-evaluation process and the Board's leadership and committee structure.
- **Stockholder Communications** - is available under appropriate circumstances as a primary Board contact for consultation and direct communication with major stockholders.

Information Regarding the Board and its Committees

The Board held four meetings and acted four times by unanimous written consent during the fiscal year ended December 31, 2021. Additionally, from time to time between formal meetings, members of the Board participate in update or status phone calls and briefings, which are not meetings of the Board and therefore not included in the total. Each director attended at least 75% of the aggregate number of Board and committee meetings on which he or she served during the portion of the last fiscal year for which he or she was a director or committee member, except for Mr. Sandell, who is retiring from the Board and not standing for re-election at the 2022 Annual Meeting. On average, directors attended 90% of Board and committee meetings in 2021.

Independent directors meet in executive session without any members of our management present at almost every regularly scheduled Board meeting. The lead independent director chairs each of these executive sessions. These executive sessions promote an open discussion of matters in a manner that is independent of the Chairman and CEO.

It is our policy to encourage our directors to attend annual meetings of stockholders, and we expect that all directors will attend the 2022 Annual Meeting. In 2021, our meeting was held virtually due to heighted concerns around the COVID-19 pandemic. All of our directors attended our virtual meeting in 2021.

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who regularly report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities. The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating Committee. Only independent directors serve on the Board committees. In our efforts to continually refresh the Board and its committees, during fiscal 2021, with the resignation of John Doerr from the Board and Compensation Committee, Mr. Immelt joined the Compensation Committee and left the Audit Committee, which had four members, inclusive of Mr. Immelt.

The Board has adopted written charters for each of its committees, and copies of the charters are available on our website at *www.bloomenergy.com* in the Corporate Governance section of our Investors page. Each of the committee charters is reviewed annually by the respective committee, which may recommend appropriate changes for approval by the Board.

Audit Committee	2021 Meetings: 6

Mary K. Bush (Chair)

Members:

Michael Boskin

Eddy Zervigon

The Audit Committee has adopted a written charter approved by the Board that, among other things, specifies the scope of its oversight and responsibilities pertaining to accounting, financial reporting processes and audits of financial statements and internal controls and satisfies the applicable standards of the SEC and the NYSE.

Principal Responsibilities:

The duties of our Audit Committee include, among other things:

- selecting, appointing and setting the compensation of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
- reviewing the independence and performance of the independent registered public accounting firm;
- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements;
- establishing and overseeing procedures for employees to submit concerns anonymously about fraud or questionable accounting or audit matters;
- reviewing our policies on risk assessment and risk management, including cybersecurity risk and data privacy;
- reviewing and monitoring our internal controls and internal audit functions;
- obtaining and reviewing a report by the independent registered public accounting firm, at least annually, that describes our internal quality-control procedures, any material issues with such procedures and any steps taken to deal with such issues;
- approving in advance all audit and permissible non-audit related services provided by the independent registered public accounting firm;
- reviewing with management policies and practices related to our treasury function, investment management, financial risk management and insurance;
- reviewing compliance with significant applicable legal and regulatory requirements, including those that may have a material impact on our financial statements or internal control over financial reporting;
- reviewing related-party transactions and proposed waivers of our Global Code of Business Conduct and Ethics; and
- reviewing all customer-related financing structures.

Key Highlights in 2021:

During 2021, the Audit Committee continued to closely oversee our cash management in light of the COVID-19 pandemic, with particular attention to our supply chain and inventory. The Audit Committee also played a key oversight role as we finalized our first year of compliance with the Sarbanes-Oxley internal controls auditor attestation requirements. The Audit Committee's oversight focused on, among other things, key financial reporting and disclosure matters, ethical and legal compliance, cybersecurity and product security. The Audit Committee reviewed and approved the business model changes we implemented with respect to our financing and installation activities and the resulting impact on the timing of revenue recognition and also reviewed the changes to the SEC lease accounting and revenue recognition rules that affected the accounting treatment of our managed services transactions. The Audit Committee provided guidance on a simplified earnings release format.

Governance:

The Board has determined that each member of the Audit Committee meets the definition of "independent director" for purposes of serving on an audit committee under Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing standards of the NYSE. Each member of the Audit Committee is financially literate as required by current NYSE listing standards. In addition, the Board has determined that each of Ms. Bush and Mr. Zervigon is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act of 1933, as amended. Mr. Immelt served on the Audit Committee until May 12, 2021.

| Compensation and Organizational Development Committee | 2021 Meetings: 4 |

Scott Sandell (Chair)*

Members:

John T. Chambers

Jeffrey Immelt

The Compensation Committee has adopted a written charter approved by the Board that, among other things, specifies the scope of its oversight and responsibilities relating to the compensation of our executive officers, the evaluation of the performance of our senior management team, succession planning and strategies and policies related to our employees, including their overall well-being, pay-equity, culture and inclusion and diversity.

Principal Responsibilities:

The duties of our Compensation Committee include, among other things:

- reviewing the overall compensation strategy and philosophy, and whether this establishes appropriate incentives for the executive officers and employees;
- evaluating the performance of our executive officers, including our CEO;
- determining and making recommendations to the Board regarding the compensation, performance measures and goals of our CEO;
- reviewing and approving the performance measures and goals for our executive officers;
- reviewing, recommending and approving salaries, bonuses and other matters related to compensation of the executive officers;
- administering our equity incentive plans;
- reviewing with management and overseeing the assessment of our major compensation-related risk exposures;
- making recommendations to the Board regarding employee incentive compensation and equity plans;
- overseeing succession planning for the CEO, executive officers and senior management;
- periodically reviewing the form and amount of non-employee director compensation;
- reviewing general policies relating to compensation and benefits of our employees; and
- overseeing our strategies, initiatives and programs with respect to our culture, talent recruitment, development and retention, employee engagement, diversity and inclusion.

Key Highlights in 2021:

During 2021, the Compensation Committee continued to focus on the impact of COVID-19 on workforce safety and our return to the office strategy. The Committee reviewed our compensation strategy and made recommendations focused on employee recruitment and retention and provided oversight on policies pertaining to employee well-being and diversity and inclusion. The Compensation Committee reviewed succession planning of our CEO, executive management and senior management and had regular discussions with the Board on this topic. The Compensation Committee developed a five-year, largely performance based grant for our CEO. The Compensation Committee worked with the Nominating Committee to formally adopt a Stock Ownership Policy applicable to certain members of senior management and the non-employee directors.

The Compensation Committee has engaged Compensia as its independent compensation consultant. Compensia reports directly to the Compensation Committee and interacts with management at the Committee's direction. Compensia provides analysis and advice about our executive compensation philosophy, peer groups, pay positioning relative to peer companies, equity usage and allocation and risk assessment. The Compensation Committee assessed the independence of Compensia under the factors set forth in the SEC rules and concluded they were independent during 2021. For more information on the responsibilities and activities of the Compensation Committee, including the processes for determining executive compensation, see "Compensation Discussion and Analysis" below.

Governance:

All members of the Compensation Committee are independent under the listing standards of the NYSE. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Mr. Doerr served on the Compensation Committee until his departure on April 13, 2021 and was replaced by Mr. Immelt. The charter of the Compensation Committee was amended to transfer the determination of non-employee director compensation from the Nominating Committee to the Compensation Committee, and the Compensation Committee will review non-employee director compensation for recommendation, if appropriate, to the full Board immediately following the May 2022 Annual Meeting.

* Since Mr. Sandell is retiring and not standing for re-election, the Board will appoint a new Chair of the Compensation Committee to be effective as of the date of the 2022 Annual Meeting.

Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee is or has been an officer or employee of Bloom. No member of the Compensation Committee had any relationship with Bloom during 2021 requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has ever served as a member of the board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Board or Compensation Committee.

Nominating, Governance and Public Policy Committee	2021 Meetings: 4

Eddy Zervigon (Chair)

Members:

Michael Boskin

Scott Sandell

The Nominating Committee has adopted a written charter approved by the Board that, among other things, specifies the scope of its oversight and responsibilities relating to our corporate governance policies and practices and public policy matters.

Principal Responsibilities:
The duties of our Nominating Committee include, among other things:

- making recommendations to the Board concerning the size, structure and composition of the Board and its committees;
- identifying, evaluating and making recommendations of nominees to the Board;
- annually evaluating the performance and effectiveness of the Board, the committees and individual directors;
- reviewing developments in corporate governance practices;
- evaluating the adequacy of our corporate governance practices and reporting;
- overseeing our stockholder engagement program and reviewing and reporting stockholder feedback to the Board;
- reviewing stockholder proposals and recommending actions on such proposals to the Board;
- assessing the appropriateness of our stock ownership guidelines;
- developing and making recommendations to the Board regarding corporate governance guidelines and policies;
- monitoring, evaluating and providing guidance on sustainability issues, social and political trends, legislative proposals and non-financial regulatory developments, both domestic and international, which would affect our business;
- reviewing, assessing and providing guidance to management and the Board on significant domestic and international legislation, and energy and environmental policy; and
- reviewing our government relations activity and political activities.

Key Highlights in 2021:
During 2021, the Nominating Committee, together with the Chairman of the Board, continued to dedicate time and attention to refreshment of the Board and director recruitment. The Nominating Committee oversaw the annual Board and Committee evaluation process and, in that process solicited feedback on desired director refreshment skills, experience and diversity to augment its refreshment and search process. The Nominating Committee oversaw the development of our ESG strategy, which included the implementation of an ESG governance structure, the issuance of our first Sustainability Report and the standards against which we would assess our ESG practices. Considerable attention was given to climate change risks and opportunities. Throughout 2021, the Nominating Committee received updates and provided guidance on state and federal policy and regulation pertaining to fossil fuel, renewable fuels, hydrogen and carbon capture.

Governance:
All members of the Nominating Committee are independent under the listing standards of the NYSE.

Board's Role and Responsibilities

Strategy

The Board has oversight responsibility for management's establishment and execution of corporate strategy. The Board is deeply engaged and involved in overseeing our long-term strategy, including, among other areas, the focus of our product development in light of the evolving energy landscape and drive to decarbonization, market opportunities and related policy and regulation, our manufacturing capacity and footprint and how we adapt our business model to enable scale and focus. Sustainability is a core part of our business, and so environmental and climate-related topics are inherently part of the full Board's discussion on long-term planning, financial risk, regulatory and policy issues and other changes occurring in the energy industry. Elements of our strategy are discussed at every regularly scheduled Board meeting guided by our current priorities, as well as achieving long-term, profitable growth. The Board also engages with the executive management team and leaders of our product and market areas and regularly reviews the strategic and operational priorities, the competitive environment and regulatory and policy trends. The Board, at its meetings, regularly discusses its capital allocation plans, its performance against its budget and potential actions to take for alignment on strategic priorities.

Risk Oversight

The Board's oversight of risk is an integral component of the Board's oversight and engagement on strategic matters. The Board is responsible for overseeing our risk management. The Board exercises this oversight responsibility directly and through its committees. Any risk oversight that is not allocated to a committee remains with the Board. The charters of the committees define the areas of risk for which each committee is responsible. The oversight responsibility of the Board and its committees is informed by regular reports from our management team, including senior personnel who lead a variety of functions across the business, as well as input from external advisors, as appropriate. These reports are designed to provide timely visibility to the Board and its committees about the identification and assessment of key risks, our risk mitigation strategies and ongoing developments.

The full Board has primary responsibility for evaluating strategic and operational risk management. The Audit Committee is responsible for overseeing our major financial and legal risk exposures, which span a variety of areas, including litigation, legal and regulatory compliance, financial reporting and controls, credit and liquidity, capital allocation, IT, conflicts of interest, related party transactions, cybersecurity and international operations. The Audit Committee also oversees the steps our management has taken to address failures in compliance with established risk management policies and procedures, and to monitor and control these exposures, including policies and procedures for assessing and managing risk and related compliance efforts. The Compensation Committee evaluates risks arising from compensation policies and practices so they do not incentivize excessive risk taking, as well as risks related to human capital management, such as workplace safety, recruiting, retention, attrition, diversity and inclusion and succession planning. The Nominating Committee evaluates risks arising from our corporate governance practices, leadership structure of the Board, Board effectiveness and independence, state and federal non-financial regulatory and legislative matters, stockholder activism and ESG-related matters. Each of our committees provides reports to the full Board on their oversight activities and elevates review of risk issues to the Board as appropriate.



BOARD OF DIRECTORS

Has the primary responsibility for evaluating strategic and operational risk management

AUDIT COMMITTEE	COMPENSATION AND ORGANIZATIONAL DEVELOPMENT COMMITTEE	NOMINATING, GOVERNANCE AND PUBLIC POLICY COMMITTEE
Financial statements and internal controls and reporting	Compensation and benefits	Corporate governance
Compliance, regulatory and litigation	Succession planning	ESG and sustainability
Cybersecurity, data privacy and data security	Human capital management	Public policy
Credit and liquidity and capital allocations	Recruiting and retention	Social responsibility
Ethics, related parties and conflicts of interest	Workplace safety	Stockholder activism

MANAGEMENT

The Board, in consultation with each of its committees, oversees our management in exercising its responsibility of managing risk. Members of our executive and senior management team are responsible for implementation of our day-to-day risk management processes. This includes identifying risk and risk controls related to significant business activities and developing programs and recommendations to determine the sufficiency of risk identification and the appropriate manner in which to manage the risk. Management informs the oversight responsibility of the Board and committees through regular reports. We have established robust standards of business conduct that apply to our employees and partners globally and provide numerous methods for employees to elevate risk concerns directly to management or through anonymous channels.

2021 Focus Areas

During 2021, the Board continued its oversight of the ongoing impacts of COVID -19, particularly with respect to cash management, supply chain, inventory, workplace safety and other areas of human capital management, such as recruitment and retention and return to office. Throughout the year, the Board received regular reports from the Compensation Committee and the head of human resources around succession planning for the CEO and executive and senior management, as well as our progress and programs to support diversity and inclusion.

In light of the evolving energy industry, the Board spent significant time on our strategy to drive decarbonization as part of our product solutions and the introduction of new products, enter into new product markets and territories, and review new or developing regulation and policy. This included a review of climate related shifts in technology and customer, stockholder and other stakeholder expectations. In addition, in light of our growth, the Board focused on our development of new production capacity, new business models and strategic partnerships.

Stockholder Engagement

As part of our accountability to investors and consistent with our support of good corporate governance practices, our Board, along with the management team, continues to seek constructive and open dialogue with our stockholders. During 2021, we focused on several areas to better understand investor needs and provide additional information about the company and our technology.

Increased engagement with senior management

- During 2021, most of our investor engagements were conducted virtually due to the ongoing COVID-19 pandemic. Throughout the year, we participated in 20 virtual conferences, meeting with over 280 firms, both U.S.- and internationally-based. In addition, outside of investor conferences, we met by phone or video conference apps, with approximately 125 of our largest institutional investors. Our CEO, CFO and other members of our senior management team participated in one-on-one and group discussions, sharing their views on the health of the company, our strategic positioning and our operational priorities. As part of our engagement with current and prospective investors, we discussed matters including our executive management succession plan, executive compensation program, equity compensation strategy and our corporate social responsibility program, and the Board was subsequently provided an update on the feedback received. To help make our engagements even more effective, we hired a seasoned Investor Relations professional to strengthen the IR team and better facilitate this discussion, as well as be available to respond to investor questions and concerns.

- For 2022, we have hired a top IR consultancy firm to conduct an in-depth perception study survey of what our investors think about our strategy and execution, as well as any tangible areas where we could improve based on their opinion. The survey will be sent out to more than 300 current and interested investors.

Provided more detailed analysis about our performance

- We hold regular quarterly earnings conference calls open to all investors, which include a question and answer session. These calls are announced to the public in advance, and we provide an opportunity for investors to participate via audio or webcast. A recording of the earnings call webcast and Q&A is made available following the call. Beginning in the fourth quarter 2020 earnings cycle, we changed the format of our earnings documents in response to investor feedback. We replaced our quarterly stockholder letter with a more fulsome earnings release and supplemental financial information package simplifying our reporting and providing more robust disclosure about our operations. These documents provide additional analysis of financial performance and insights on key operating metrics.

Continued investor education

- In response to continued investor feedback, we continued the outreach we began in 2020, publishing additional materials and hosting additional events for our investors. Specifically, we broadcasted a "teach-in" of our Service Business, where our leadership discussed our historical performance, changes we've made to the business and our expected future performance. We also followed up on the Fall 2020 Hydrogen teach-in with a whitepaper on our technical performance of our recently launched hydrogen electrolyzer. In addition, we published press releases regarding our accomplishments, technical milestones and key technology achievements, which were amplified by social media.

Our investor relations website at https://investor.bloomenergy.com contains links to announcements regarding our earnings release conference calls and other investor resources, and our external communications team, in cooperation with our investor relations team, posts information of interest to our investors on social media sites such as LinkedIn (https://www.linkedin.com/company/bloom-energy/) and Twitter (@Bloom_Energy). Information posted on our investor relations website or social media sites does not constitute a part of and is not incorporated by reference into this Proxy Statement or any of our public filings with the SEC.

Board Processes and Policies

Materials Available on Our Website

The Board has adopted Corporate Governance Guidelines that provide the framework for our corporate governance, along with the Restated Certificate, the Bylaws, committee charters and other key governance practices and policies. Our Corporate Governance Guidelines cover a wide range of subjects, including the conduct of Board meetings, independence and selection of directors, Board membership criteria and Board committee composition.The Corporate Governance Guidelines and the other corporate governance documents listed below are available in the Investor Relations section of our website at *https://investor.bloomenergy.com* by clicking on the "Corporate Governance/Governance Documents" link thereunder.

- Restated Certificate of Incorporation
- Amended and Restated Bylaws
- Corporate Governance Guidelines
- Global Code of Business Conduct and Ethics

- Audit Committee Charter
- Compensation Committee Charter
- Nominating Committee Charter

Board and Committee Evaluations

The Board and its principal committees perform an annual self-assessment to (i) foster a culture of accountability for performance and continuous improvement and (ii) identify forward-looking needs for skills and experience of Board members so that the Board is able to meet its strategic objectives. The annual evaluation process provides the Board with valuable insight regarding areas where the Board believes it functions effectively, and where it can improve. The Chairman of the Nominating Committee, together with the lead independent director, oversaw the Board's self–assessment process. In order for a robust process, the Board engages an independent third party to facilitate its annual self-evaluation.

The Board and committee evaluation process for 2021 was conducted as follows:

1. Feedback from Directors

Independent outside counsel was engaged to speak with each of our directors regarding a list of topics of importance to the Board and its committees. Topics included Board composition (skills, experience, diversity), information regularly provided to the Board (pre-reading materials, director orientation materials), agendas and meetings (quantity and quality of information presented), Board dynamics and relationship with management, Board processes (how the Board engages on strategy, risk oversight, CEO succession and evaluation), committee effectiveness in meeting responsibilities outlined in the committee charters, individual director and overall Board performance (strengths, contributions, opportunities for improvement). The directors' responses were then aggregated and anonymized to encourage the directors to respond candidly and to maintain the confidentiality of their responses.



2. Meeting with Lead Independent Director and Chairman/CEO

Results of the conversations with individual directors were shared with our lead independent director and our Chairman/CEO and follow-up action items were discussed.



3. Presentation Developed for Board and Committee Discussion

A presentation summarizing the results of the evaluation was then developed to facilitate Board and committee discussions.



4. Board and Committee Discussions Held

The Board and each committee then discussed the evaluation results and agreed upon action items and a timeline for implementation of any recommended changes to the Board, its membership, its processes and the operations of its committees.



5. Outcome of the Evaluation

Based on feedback received from the directors in 2021, the Board continued to evolve its meeting agendas and process. In addition, input received regarding Board composition has informed future Board refreshment.

Director Orientation

We provide an orientation process for new directors that includes background material, meetings with senior management and visits to our facilities. The orientation is designed to assist new directors in developing knowledge related to Bloom Energy and the industry in order to allow them to optimize their service on the Board. This orientation process may include presentations by senior management to familiarize new directors with our strategic plans, our technology, products and manufacturing, supply chain and install operations, our significant accounting, financial and risk management issues, our compliance program and our Code of Conduct.

Director Education

The Board encourages all directors to stay abreast of developing trends for directors from the variety of sources available. The Nominating Committee has established a policy regarding reimbursement of directors for reasonable costs associated with the directors' participation in continuing education programs related to their service as directors. Director education is also integrated into the Board and committee meeting calendars. Members of management and subject matter experts participate in director education sessions, which provide an opportunity for our directors to stay current with respect to our business, emerging corporate governance topics or other issues pertaining to their service on the Board.

Stock Ownership Policy

To align the interests of our directors and stockholders, our non-employee directors are required to own our shares equal in value to at least four times the annual retainer. Each director must retain 100% of all net settled shares received from the vesting, delivery or exercise of equity awards granted under our equity award plans or programs. Stock deferred under the Deferred Compensation Plan (as described below) for non-employee directors also counts toward the minimum ownership requirement. Each of our directors complied with our stock ownership policy as of the end of 2021. For additional information regarding our Stock Ownership Policy as it applies to our executive officers, please see the section entitled "*Compensation Discussion and Analysis – Additional Information – Stock Ownership Policy.*"

Stockholder Communications with Our Board of Directors

Stockholders and other interested parties may communicate with the Board, the lead independent director, the independent directors as a group or individual directors by sending a communication to:

Bloom Energy Corporation
Office of the Corporate Secretary
4353 North First Street, 4th Floor
San Jose, California 95134

Each communication should specify the intended recipient(s). The Office of the Corporate Secretary will initially process the communications and forward appropriate material to applicable members of the Board.

Related-Party Transactions

The Board has adopted a written related-party transactions policy which, along with the charter of the Audit Committee, requires that any transaction with a related party that must be reported under the applicable SEC rules must be reviewed and approved or ratified by the Audit Committee, unless the related party is, or is associated with, a member of the Audit Committee, in which event the transaction must be reviewed and approved by the Nominating Committee.

Our related-party transactions policy applies to transactions, arrangements or relationships in which we are a participant, in which the amount involved exceeds $120,000, and in which a related party has or will have a direct or indirect material interest. A related party would include: (i) any of our directors, nominees for director or executive officers, (ii) any immediate family member of a director, nominee for director or executive officer, and (iii) any person, and his or her immediate family members, or entity that is known by us to be a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

The Audit Committee has determined that, barring additional facts or circumstances, a related person does not have a direct or indirect material interest in the following categories of transactions:

- any transaction with another company for which a related person's only relationship is as an employee (but not an executive officer), director or beneficial owner of less than 10% of that company's shares, if the amount involved does not exceed the greater of $120,000 or 2% of that company's consolidated gross revenues;
- any charitable contribution, grant or endowment by Bloom Energy to a charitable organization, foundation, or university for which a related person's only relationship is as an employee (but not an executive officer) or a director, if the amount involved does not exceed the lesser of $120,000 or 2% of the consolidated gross revenues of such charitable organization, foundation or university, or any non-discretionary matching contribution, grant or endowment made by a matching gift program;
- compensation to executive officers determined by the Compensation Committee;
- compensation to directors determined by the Board;
- transactions in which all security holders receive proportional benefits;
- any transaction (i) where the rates or charges involved are determined by competitive bids; (ii) involving the rendering of services as a common or contract carrier or public utility, at rates or charges fixed in conformity with law or governmental authority; or (iii) involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services;
- ordinary course business travel and expenses, advances and reimbursements; and
- indemnification payments and other payments made pursuant to (i) directors and officers insurance policies, (ii) Bloom Energy's Certificate of Incorporation or Bylaws, and/or (iii) any policy, agreement or instrument approved by the Board.

Bloom personnel in the Legal and Finance departments review transactions involving related persons that are not included in one of the preceding categories. If they determine that a related person could have a significant interest in such a transaction, the transaction is forwarded to the Audit Committee for review. In determining whether to approve or reject a related-party transaction, the Audit Committee considers the relevant and available facts, including the impact on a director's independence if the related party is a director, immediate family member of a director or an entity with which a director is affiliated, the terms of the transaction and any other relevant information and considerations. The Audit Committee will approve only those transactions with related parties that, in light of known circumstances, are in or are not inconsistent with the best interest of Bloom and its stockholders, as the Audit Committee determines in the good faith exercise of its discretion. The Audit Committee may impose such conditions as it deems appropriate on Bloom or the related party in connection with the approval of the proposed transaction.

In October 2021, we entered into a transaction with SK ecoplant in which SK ecoplant purchased 10 million redeemable convertible preferred stock at a purchase price of $25.50 per share for an aggregate purchase price of $255 million. In addition, we and SK ecoplant executed an amendment to the Joint Venture Agreement, an amendment and restatement to our Preferred Distribution Agreement and a new Commercial Cooperation Agreement regarding initiatives pertaining to the hydrogen market and general market expansion for the Bloom Energy Server and Bloom Energy Electrolyzer. These agreements were approved by the Board. These transactions did not constitute a related-party transaction that required approval by the Audit Committee. In light of the close relationship between the parties and SK ecoplant's ownership of 10 million shares of redeemable convertible preferred stock, the Audit Committee will review future agreements between the parties.

Director Compensation

Non-Employee Director Compensation Program

Our directors play a critical role in guiding our strategic direction and overseeing the management of Bloom, which requires considerable time commitments and responsibilities. The Board believes it is in our best interest and in the best interests of our stockholders to maintain a compensation program for directors who are not employees or directors of Bloom designated to serve on the Board by investors pursuant to contractual rights (our "Qualifying Directors"). All of our directors, other than our CEO and Chairman, are Qualifying Directors.

Role of Compensation Consultant

The Compensation Committee has retained the services of Compensia, Inc. ("Compensia"), an independent compensation consultant, to assist the Compensation Committee in evaluating and refining our Board compensation program. Compensia provided advice regarding, among other things, peer group composition, a competitive market analysis and equity strategy. Compensia also provides advice on our executive compensation program. The Compensation Committee has assessed the independence of Compensia pursuant to NYSE rules, and we have concluded that the work performed by Compensia for the Compensation Committee did not raise any conflicts of interest.

Annual Cash Compensation

The following is a summary of the cash compensation that we provide to our Qualifying Directors on an annual basis. Such cash compensation is paid in quarterly installments. In addition, all of our directors are reimbursed for reasonable expenses incurred in attending Board and committee meetings, including reasonable expenses for travel, meals and lodging.

General Board Service	
Board service	$ 70,000
Lead independent director	25,000
Committee Service	
Audit Committee	
Chair*	30,000
Member	15,000
Compensation and Organizational Development Committee	
Chair	20,000
Member	10,000
Nominating, Governance and Public Policy Committee	
Chair	15,000
Member	5,000

*   Ms. Bush receives $40,000 for her service as the Chair of the Audit Committee. This amount was established before we adopted our non-employee director compensation policy, and the Board determined that her compensation as Audit Committee Chair should remain at the previously established amount for as long as she serves in that capacity or until the Board determines otherwise.

In May 2021, following a review of the market data and upon the recommendation of Compensia, our compensation consultant, the Nominating and Governance Committee and Compensation Committee recommended, and the Board approved increases to the Board retainer from $60,000 to $70,000 and the retainer for the Lead Independent Director from $20,000 to $25,000, effective beginning in the third quarter of 2021.

Equity Compensation

In May 2021, following a review of market data and on the recommendation of Compensia, the Nominating and Governance Committee and Compensation Committee recommended and the Board approved, a change to the equity compensation program for its Qualifying Directors, determining that our Qualifying Directors would receive an annual grant of RSUs with a fair market value of $200,000 as of the date of grant (the "Annual Award"), which was an increase from $170,000. The Annual Award vests on the date of the next annual meeting of stockholders. Qualifying Directors who are appointed to the Board after the date of an annual meeting of stockholders are entitled to receive a pro-rated grant of RSUs based on their start date as a director. In addition, the Compensation Committee recommended an additional annual grant to Mr. Immelt so long as he serves as our Lead Independent Director such that he will receive an additional annual grant of RSUs with a fair market value of $25,000 as of the date of grant. The changes to the equity awards for our Qualifying Directors took effect after the 2021 Annual Meeting.

On May 12, 2021, each Qualifying Director who had been serving on the Board as of May 12, 2021, the date of the 2021 Annual Meeting of Stockholders (the "2021 Annual Meeting"), and who continued to serve on the Board following the 2021 Annual Meeting was granted 10,357 RSUs, which will vest as to 100% of the shares on the date of the 2022 Annual Meeting, subject to the Qualifying Director's continued service on the Board as of that date. Mr. Immelt received an additional grant of 1,294 RSUs for his service as Lead Independent Director.

Upon the passing of General Powell, the Board approved the acceleration of his unvested RSUs and extension to the time for which his estate may exercise his outstanding and unexercised stock options, which are all fully vested.

Non-Employee Director Deferred Compensation Plan

In November 2019, the Board adopted a deferred compensation plan (the "Deferred Compensation Plan"), which allows our non-employee directors to defer all or a portion of their Board compensation, including cash retainer fees and RSU grants, for distribution at a later date. All deferred compensation is paid in deferred RSUs that settle on the terms and conditions elected by the non-employee director. In January 2021, we amended the Deferred Compensation Plan so that it is available to certain executives, including the named executive officers. For additional information on the Deferred Compensation Plan as it applies to our named executive officers, please see "*Additional Information—Deferred Compensation Plan*" in the Compensation Discussion and Analysis below.

Mr. Zervigon elected to defer the vesting of his RSU awards granted in 2021 that are expected to vest on the date of the 2022 Annual Meeting, such that the award will vest on the January 1st after his service on the Board terminates for any reason other than death. Mr. Sandell elected to defer the vesting of his RSU award granted in 2021 that is expected to vest on the date of the 2022 Annual Meeting, such that the award will vest on the January 1st after the year in which the award is scheduled to vest. Mr. Sandell also elected to defer his cash compensation as described in the table below.

2021 Director Compensation

The following table provides information for all compensation awarded to or earned by our Qualifying Directors for the year ended December 31, 2021. Mr. Sridhar is not a Qualifying Director and does not receive compensation for his service as a director. Please see the 2021 Summary Compensation Table for information regarding Mr. Sridhar's 2021 compensation as our CEO.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Michael Boskin	85,000	199,994	—	284,994
Mary K. Bush	105,000	199,994	—	304,994
John T. Chambers	75,000	199,994	—	274,994
L. John Doerr[2]	25,769	—	—	25,769
Jeffrey Immelt	99,341	224,981	—	324,322
Colin L. Powell[3][4]	62,908	199,994	95,071	357,973
Scott Sandell[5]	90,000	199,994	—	289,994
Eddy Zervigon	95,000	199,994	—	294,994

[1] The amounts reported represent the aggregate grant date fair value of RSUs granted to each of our qualifying directors as computed in accordance with ASC 718. See Notes 2 and 10 of the notes to our consolidated financial statements contained in our Annual Report for a discussion of all assumptions made by us in determining the ASC 718 values of equity awards.

As of December 31, 2021, non-employee directors who served on the Board during 2021 had the following outstanding equity awards:

Dr. Boskin, 10,357 RSUs; Ms. Bush, 10,357 RSUs and 50,000 stock options; Mr. Chambers, 10,357 RSUs; Mr. Immelt, 11,651 RSUs; Mr. Sandell, 10,357 RSUs; and Mr. Zervigon, 10,357 RSUs.

[2] Mr. Doerr resigned from the Board as of April 13, 2021 and did not stand for re-election at the 2021 Annual Meeting.

[3] General Powell's service on the Board terminated upon his passing on October 18, 2021. As of October 18, 2021, General Powell received $95,071 of compensation pursuant to a consulting agreement with Bloom Energy, which amount is reflected in the "All Other Compensation" column. General Powell also received $7,989 as an advisor to the Compensation Committee and $3,995 as an advisor to the Nominating Committee, which amounts are reflected in the "Fees Earned or Paid in Cash" column.

[4] Upon the passing of General Powell, the Board approved an acceleration of his outstanding RSUs as of October 18, 2021, which was the annual grant he received in May 2021 that would have vested on the date of 2022 Annual Meeting. The modification of this RSU award resulted in an additional compensation expense of $136,757 and is not included in the table. In addition, the Board approved the modification of one unexercised stock option to extend the exercise period until October 18, 2023. The modification of this stock option award resulted in an additional compensation expense of $167,233 and is not included in the table.

[5] Mr. Sandell elected to defer 100% of his cash compensation in 2021 in order to receive a distribution of deferred stock units on or about January 3, 2022.

Information about Our Executive Officers

There are no arrangements or understandings between any executive officer and any other person pursuant to which he or she is or was to be selected as an officer. There are no family relationships between any of our executive officers or directors.

Information about our executive officers as of the Record Date is set forth below:



KR Sridhar
Founder, Chairman, and Chief Executive Officer

Age: 61

Background

Please see page 26 of this Proxy Statement for Mr. Sridhar's biography.



Gregory Cameron
Executive Vice President and Chief Financial Officer

Age: 53

Background

Gregory Cameron has served as our Executive Vice President and Chief Financial Officer since April 2020. Prior to joining Bloom Energy, Mr. Cameron was an officer at General Electric, a diversified industrial company. Over his 26-year career there, Mr. Cameron had a strong history of driving change, fostering positive transitions and conquering challenges through sound fiscal and business direction. Mr. Cameron served as President and Chief Executive Officer, Global Operations-GE Company from 2018 through 2019, and as President and Chief Executive Officer, Global Legacy Solutions-GE Capital from 2016 through 2018. Prior to 2016, he served in various senior roles with General Electric, including as Chief Financial Officer, Americas-GE Capital from 2009 through 2016. Mr. Cameron holds a bachelor's degree in Economics from St. Lawrence University.



Swaminathan (Venkat) Venkataraman
Executive Vice President of Engineering and Chief Technology Officer

Age: 61

Background

Venkat Venkataraman has served as our Executive Vice President of Engineering and Chief Technology Officer since December 2003. He has authored or co-authored several patents in the areas of solid oxide fuel cell technology, fuel processing and heat integration and control systems. He built global engineering, services, IT and installation teams to support the growth of the business. His recent focus is on decarbonization using carbon capture and low-cost electrolyzers for hydrogen production. Prior to joining Bloom Energy, Mr. Venkataraman was a Principal Technologist at Aspen Technology, Inc., a provider of supply chain management software and professional services, from 1987 to 2003, where he led the commercial development of high-end design, simulation and optimization software for the chemical and petrochemical industries. Mr. Venkataraman holds a bachelor's degree in Chemical Engineering from the National Institute of Technology, Tiruchirappalli and a Ph.D. in Chemical Engineering from Clarkson University.

Mr. Venkataraman is retiring and his last day of service will be June 30, 2022.



Glen Griffiths

Executive Vice President, Operations and Services, Quality, Reliability and EH&S

Age: 59

Background

Glen Griffiths joined Bloom Energy in December 2014 and currently serves as our Executive Vice President, Operations and Services, Quality, Reliability and EH&S. Previously, he was Hewlett Packard's Chief Quality Officer, where he led HP's Customer Experience and Quality Office. He developed and implemented a strategy that revitalized HP's focus on customers and engaged HP employees to transform product and service quality across a $120 billion company. Prior to joining Bloom Energy, Mr. Griffiths was VP of Enterprise Business Quality and VP of HP Global Engineering responsible for providing centralized engineering and regulatory services to all HP business teams, managing 400+ engineers providing operations based in 37 countries. Mr. Griffiths' professional experience centers on reliability, electrical, avionic and systems engineering. As a member of the UK Royal Air Force, Mr. Griffiths served 22 years as an engineering officer, working on Jaguar and Harrier aircraft. Glen was also responsible for setting UK Ministry of Defence reliability policy and also served as the UK Engineering Specialist Officer on the US Joint Strike Fighter F-35 Program and Systems and Software Officer on the UK Typhoon program. Mr. Griffiths holds a master's degree in Business Administration from the Open University and a master's degree in Reliability and Maintainability Engineering from Exeter University.



Shawn M. Soderberg

Executive Vice President, General Counsel and Secretary

Age: 61

Background

Shawn M. Soderberg has served as our Executive Vice President, General Counsel and Secretary since January 2016. Prior to joining Bloom Energy, Ms. Soderberg was the Executive Vice President, General Counsel and Secretary of Bio-Rad Laboratories, a global medical technology provider for the life science and clinical diagnostics industries from 2013 to 2016. Prior to that, Ms. Soderberg was the Senior Vice President, General Counsel and Secretary of Aricent Group, a global design and software engineering services and product company, from 2006 to 2013; Managing Director and General Counsel of H&Q Asia Pacific, a private equity firm, from 2000 to 2006; Vice President, General Counsel and Secretary of Oak Technology, a semiconductor and embedded solutions provider for the optical storage and the digital home entertainment market, from 1996 to 2000; and General Counsel of Microtec Research, Inc., a software provider for embedded systems, from 1994 to 1996. Ms. Soderberg holds a bachelor's degree in Accounting from the University of Santa Clara, a J.D. from Seattle University School of Law and an LL.M. in Taxation from New York University.



Guillermo "Billy" Brooks

Executive Vice President, Sales - Americas

Age: 58

Background

Guillermo "Billy" Brooks has served as our Executive Vice President, Sales – Americas since June 2021. With nearly three decades of experience in the energy sector, Mr. Brooks has held a number of leadership roles at large commercial organizations with a focus on advancing commercial growth, implementing new market entry strategies and successfully positioning new products and solutions. Prior to joining Bloom Energy, Mr. Brooks served as Executive Director of Business Development at NextEra Energy, Inc., a provider of clean energy solutions and services, where he oversaw the development of utility scale solar generation assets from September 2017 to May 2021. Mr. Brooks has also held a variety of general management and leadership roles at General Electric in the United States and abroad from May 1988 to August 2017, including CEO of Latin America, Head of Global Sales, and Chief Commercial Officer. Mr. Brooks graduated cum laude with a bachelor's degree in Mechanical Engineering from Texas A&M University.

Additional Key Executives

We have a diverse senior management team that brings proven track records of success in business, operating skill and excellence in leadership. As we continue to grow our business, we recognize that diverse leadership translates to a variety of experiences, viewpoints and, ultimately, more informed decisions. We believe the various skill sets and experiences of our senior management team will be invaluable as we endeavor to scale our business and expand our markets, both in the United States and globally. The following individuals, in addition to the executive officers discussed above, complete our senior management team:



Carl Guardino
Executive Vice President, Government Affairs and Policy

Age: 60

Background

Carl Guardino has served as Executive Vice President, Government Affairs and Policy since August 2020. Prior to joining Bloom Energy, Mr. Guardino was the longtime President and CEO of the Silicon Valley Leadership Group, a prominent public policy trade association that represents more than 350 of Silicon Valley's most respected companies, serving from January 1997 to August 2020. Mr. Guardino has championed public policy at the local, state and federal level for more than three decades. Mr. Guardino currently sits on the Board of Directors of SJW Group.



Sharelynn Moore
Executive Vice President and Chief Marketing Officer

Age: 48

Background

Sharelynn Moore has served as Executive Vice President and Chief Marketing Officer since August 2020. Ms. Moore was brought to Bloom Energy to lead our growth efforts. Her responsibilities include market strategy, new business development, product management and all marketing and communications. Prior to joining Bloom Energy, Ms. Moore served as Senior Vice President of Networked Solutions at Itron, a leader in the Industrial Internet of Things ("IIoT"), where she had responsibility for Itron's largest business segment, as well as Itron's IIoT technology and smart city strategy. During an 18-year career at Itron, Ms. Moore held leadership roles with increasing levels of responsibility across marketing, communications, public affairs and product management functions.



Sonja Wilkerson
Executive Vice President and Chief People Officer

Age: 61

Background

Sonja Wilkerson has served as Executive Vice President and Chief People Officer since January 2019. Ms. Wilkerson has more than 30 years of Human Resources leadership experience and most recently served as Senior Vice President of Human Resources at Infinera Corporation, an optical networking company, where she successfully developed talent strategies to drive organizational effectiveness through the integration of people, technologies, processes and cultures, serving from 2016 to 2019. Prior to joining Infinera, Ms. Wilkerson worked at HP as VP of Human Resources from 2014 to 2016. Ms. Wilkerson currently sits on the Board of Directors of Koppers Holdings Inc.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program for our named executive officers, including our executive compensation policies and practices, how and why the Compensation Committee arrived at the compensation decisions for our named executive officers, and the key factors the Compensation Committee considered in making those decisions.

Our named executive officers for 2021 were:

- KR Sridhar, Founder, CEO and Chairman
- Gregory Cameron, Executive Vice President and CFO
- Swaminathan Venkataraman, Executive Vice President of Engineering and Chief Technology Officer
- Glen Griffiths, Executive Vice President, Operations and Services, Quality, Reliability and EH&S
- Guillermo "Billy" Brooks, Executive Vice President, Americas - Sales

Executive Summary

2021 Business Highlights

2021 was a year of notable success. We overcame an unpredictable landscape, marred by supply chain issues, market fluctuations and ongoing waves of COVID-19, to meet the moment and deliver against the needs of the energy industry. The financial strength of our company has never been more secure, we continue to innovate and deliver new technologies that will drive a net-zero transition and we have made progress in growing our business internationally. We are well positioned to capitalize on our intellectual property, history of innovation, manufacturing prowess, and the strength and flexibility of our solid oxide platform to drive long-term, sustainable value for all of our stakeholders, including our customers, partners, employees, stockholders and the communities we serve.

We continue to make critically important decisions to deliver on our purpose, advance our mission and set a strategic pathway for a better energy future for the world, and the industry is recognizing us for our progress. In October 2021, we announced an expansion of our existing partnership with SK ecoplant. In addition, in December 2021, the Bloom Electrolyzer was named Emerging Technology of the Year at the 23rd annual S&P Global Platts Global Energy Awards.

For a more detailed description of Bloom and other financial and business highlights, please see the section above entitled "*Who We Are*".

2021 Compensation Highlights

Our 2021 compensation plans and payouts for our named executive officers reflect our overarching philosophy of pay-for-performance. Highlights of our compensation program include:

- **Emphasis on Performance-Based Incentives**: A majority of the target compensation opportunity provided to our named executive officers is awarded in the form of cash incentives and equity awards for which the realized value varies based on the achievement of certain operating and financial metrics.
- **CEO Performance Award**: The CEO Performance Award is designed to ensure Mr. Sridhar's retention, recognize his contributions to Bloom Energy and incentivize outperformance of performance operating metrics and key financial goals, and is intended to replace his ongoing annual equity awards for a five-year time period.
- **Challenging Performance Objectives**: The Compensation Committee sets rigorous goals for our annual bonus plan that will be achieved only if we perform at a high level. Based on our performance in 2021, our named executive officers each earned a bonus of between 100% and 131.25% of their target bonuses for the year.
- **Performance-Based Approach to Long-Term Incentives**: PSUs represent 40% of the target value granted to our named executive officers other than our CEO. The remaining long-term incentive value was granted in the form of time-based vesting RSUs. Based on our results in 2021, our named executive officers earned 75% of the target number of shares granted in 2021. The shares earned vest annually over three years.
- **New Change in Control Severance Agreements**: The CiC Agreements with certain of our executive officers, including with each of our named executive officers to encourage their continued attention, dedication and continuity with respect to their roles and responsibilities without the distraction that may arise from the possibility or occurrence of a change of control of Bloom Energy.

Compensation Philosophy and Objectives

Our mission is to make clean, reliable and affordable energy for everyone in the world. Our compensation philosophy and programs are designed to attract, retain and motivate talented employees who will help us realize this vision, contributing at a high level over the long term. Compensation objectives include:

- attracting and retaining the talent needed to grow our business;
- providing a strong incentive for executives and key employees to work toward the achievement of our goals, including sustained stockholder value creation; and
- ensuring that the interests of management and our stockholders are aligned.

We seek to achieve these objectives by providing compensation that is competitive with the practices within our market for talent and by linking compensation to both our overall performance and individual performance.

In evaluating our performance and determining the compensation of our named executive officers, the Compensation Committee considers our financial performance and achievement of goals incorporated in our short- and long-term incentive plans. In addition, the Compensation Committee considers non-financial achievements that support our long-term growth, including attracting and retaining a diverse and talented leadership team, developing new and improved products, navigating a complex regulatory environment, and adding and expanding significant market partnership. The Compensation Committee also has the ability to exercise judgment to account for extraordinary or non-recurring events, including extreme market conditions.

In addition, the Compensation Committee seeks to ensure that we maintain sound governance and compensation policies and practices. In designing and overseeing our executive compensation program, we strive to employ best practices and regularly assess our policies and practices.

WHAT WE DO	WHAT WE DON'T DO
✔ A significant portion of our executive compensation program is dependent upon stock price appreciation and other variable, at-risk pay components	✖ No Supplemental Executive Retirement Plan
✔ Prior to making executive compensation decisions, we review peer company compensation data	✖ No automatic single trigger equity award acceleration upon a change of control
✔ We ensure management acts and thinks like stockholders through stock ownership guidelines	✖ No golden parachute excise tax gross-ups
✔ We seek third-party executive compensation advice for the Compensation Committee from an independent consulting firm that does not perform any other services for Bloom	✖ Executive officers may not pledge our common stock as collateral for any obligation
✔ A clawback policy for our CEO and our executive vice presidents	✖ Executive officers may not engage in transactions intended to hedge or offset the market value of our common stock owned by them
	✖ No perquisites to any of our executive officers

Pay-for-Performance Philosophy

Consistent with our philosophy of aligning executive pay with our short-term and long-term performance, and to align the interests of management and stockholders, our compensation program is designed to provide the majority of executive compensation in the form of at-risk cash and equity incentives and long-term vesting stock awards. This approach ensures that the compensation opportunity for our named executive officers is aligned with the interests of our stockholders and focused on sustained stockholder value creation. The Board believes that the achievement of profitability is important for Bloom Energy and attempts to align at risk cash and equity incentives with performance targets that will drive profitability. As shown below, approximately 74.6% of the target total compensation awarded to our CEO and approximately 42.7% awarded to other named executive officers (not including Mr. Brooks, who was hired in June 2021) was at-risk in the form of our cash annual incentive and performance-based equity, both of which were eligible to be earned based on our level of achievement of rigorous financial goals.

Fiscal 2021 CEO Pay Mix



Fiscal 2021 Pay Mix: All Other NEOs



Fiscal 2021 Chief Executive Officer Compensation

On May 12, 2021, the Compensation Committee granted the CEO Performance Award to Mr. Sridhar in the form of a time-based RSU award and two separate PSU awards. The RSU award vests in five equal annual installments over a five-year period, while the PSU awards will be earned and vest based on the achievement of financial performance goals involving revenue growth and gross margin, as well as the achievement of stock price goals, and is intended to replace his ongoing annual equity awards for a multi-year time period.

Rationale for CEO Performance Award

Recognizing that we have created the first large-scale, commercially viable solid oxide fuel-cell based power generation platform that provides clean and resilient power to businesses, essential services, and critical infrastructure and that our technology is the most advanced thermal electric generation technology on the market today, the Compensation Committee believes that with the proper vision, leadership and execution, we can continue our journey to become one of the world's key technology energy companies. With that goal in mind, and after a thorough analysis and review and extensive consultation with its independent compensation consultant and independent legal counsel, the Compensation Committee, comprised entirely of independent and disinterested members of our Board, decided to grant the CEO Performance Award to Mr. Sridhar for the following reasons:

- To ensure his retention, with consideration given to his essential role in achieving our long-term strategy and goals;

- To recognize his contributions to date, which include over 20 years in support of realizing our mission; and

- To emphasize outperformance, with a design and structure that increases the upside potential relative to a more traditional equity award but also reflects a strong "pay-for-performance" profile.

The CEO Performance Award consists of the opportunity to earn up to a target of two million shares of our Class A common stock, which was equal to approximately 1.2% of outstanding shares of our common stock on the day prior to the grant date. If Mr. Sridhar achieves the maximum performance under the CEO Performance Award, he will earn 3.2 million shares of our common stock, which would be equal to approximately 1.9% of outstanding shares of our common stock on the day prior to the grant date. The reported accounting value of the CEO Performance Award is $31.6 million, or $6.3 million, when annualized over the five-year intended time horizon of the grant.

In selecting these share amounts, the Compensation Committee evaluated market examples of "front-loaded" equity awards, as well as the size of the award, both at the target and maximum levels as a percentage of common shares outstanding of such companies. The Compensation Committee also considered the annualized accounting value of the grant in the context of market data for competitive long-term incentive values among companies in our peer group as well, as similar size technology sector companies. In approving the CEO Performance Award, the Compensation Committee noted that the proposed grant magnitude was less than the market median of approximately 2.1% among the market examples of comparable front-loaded grants. In addition, the $6.3 million annualized value was positioned above the 75th percentile of the peer group and at the 75th percentile of long-term incentive values among a broader sample of comparable technology companies. The Compensation Committee considered this positioning appropriate in light of the multi-year nature of the grant, as well as the emphasis on challenging long-term performance goals.

With respect to the PSU Award described below that is to be earned, if at all, based on our revenue growth and gross margin (the "Revenue/Growth Margin Award"), the Compensation Committee selected top-line and bottom-line corporate financial performance metrics that it believed would be effective and appropriate indicators of whether we were on track to achieving our long-term financial objectives and which were consistent with the metrics that we have used in prior years to evaluate our progress and growth. It also spread out the desired achievement of these goals over a multi-year period in recognition of the steady and incremental nature of the progress we would need to create sustainable value creation for our stockholders over the long-term.

With respect to the PSU award described below that is to be earned, if at all, based on the sustained achievement of pre-established stock price targets and the satisfaction of various time-based vesting requirements (the "Stock Price Hurdle Award"), the Compensation Committee believes that achievement of the pre-established corporate financial performance metrics should have a meaningful impact on our stock price when combined with our other current and planned initiatives. For the first tranche of units to become eligible to vest, our stock price must equal at least $38.62 per share (based on an average closing price over a rolling 30-trading day period), which stock price amount represents a 100% increase from the closing market price of our Class A common stock on the date of grant of the CEO Performance Award. For the remaining tranches of units to become eligible to vest, our stock price must continue to increase for each tranche, with the final tranche of units becoming eligible to vest only if our per share average closing price over a rolling 30-trading day period reaches $96.55, which represents an approximately 400% increase from the closing market price of our common stock on the date of grant of the CEO Performance Award.

As to both of Mr. Sridhar's PSU awards, the Board believes that the achievement of profitability is important for Bloom Energy and has attempted to align these at risk equity incentives with performance targets that will drive profitability.

The CEO Performance Award is designed to retain Mr. Sridhar's continued leadership over Bloom Energy over the long term, and to incentivize and motivate him with equity that rewards him both for his continued service and for providing exponential increases in stockholder value over the next five years.

Executive Compensation Program Design

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success and, by extension, that of our stockholders. The material elements of our executive compensation program for 2021 are described below.

Compensation Element	Designed to Reward	Relationship to Business Objectives
Base Salary	Knowledge and experience, as well as past and present scope of responsibilities	Attracts and retains an effective management team
Non-Equity Incentive Plan (i.e., Performance-Based Cash Bonus)	Success in achieving annual performance results	Helps create a "pay for performance" culture and motivates and rewards our executives for achieving performance goals that contribute to our long-term success and that of our stockholders
Equity Awards	Success in achieving long-term, sustainable results	Aligns executive goals and objectives with the interests of our stockholders and focuses our executives on our long-term performance
Periodic Bonuses (Cash and/or Equity)	Exceptional contribution to our business, outside of the performance targets set in the non-equity incentive plan program	Encourages executives to go "above and beyond" when executing on our business objectives and when managing their teams

The Compensation Committee does not have a set formula by which it determines how much of the executive's compensation is fixed (i.e., base salary) rather than variable or "at risk" (i.e., performance-based equity and non-equity incentives, periodic or "spot" bonuses). In approving the compensation of individual executive officers, the Compensation Committee takes into account competitive market data, the scope and extent of each executive's past and present role and responsibilities, his or her skills, knowledge and experience and any additional relevant factors, including retention and performance incentives.

We do not provide fringe benefits such as a car allowance or other perquisites to our executive officers. The executive officers participate in our standard health and welfare programs, including group health and life insurance, dental insurance and vision insurance that all other employees participate in. They are also eligible to participate in a 401(k) retirement savings plan and, other than Mr. Sridhar who is not currently eligible, are offered an opportunity to participate in the ESPP. We do not match employee contributions to our 401(k) retirement savings plan but have the discretion to do so in the future.

Consideration of 2021 Say-on-Pay Vote

At the 2021 Annual Meeting, approximately 99% of the votes cast were in favor of the advisory vote to approve executive compensation. In light of the strong support, the Compensation Committee did not make any changes to our compensation programs directly as a result of the vote. We will continue to consider our stockholders' input in all facets of our business, including executive compensation.

Compensation Decision-Making Process

Determination of Compensation Awards

The Compensation Committee's goal is generally to target elements of compensation within a competitive range, using a balanced approach that does not use rigid percentiles to target pay levels for each compensation element. For 2021, the Compensation Committee reviewed each element of compensation described below and set the target total direct compensation opportunities of our executive officers after taking into consideration the following factors:

- a compensation analysis of competitive market data performed by Compensia;
- each executive officer's scope of responsibilities;
- each executive officer's skill set;
- each executive officer's prior experience;
- each executive officer's individual performance and contribution;
- each executive's time in his or her position;
- the recommendations of our CEO; and
- general market conditions.

The Compensation Committee does not assign relative weights or rankings to any of these factors and does not solely use any quantitative formula, target percentile or multiple for establishing compensation among the executive officers or in relation to the competitive market data.

Role of the Committee

The Compensation Committee is responsible for overseeing our executive compensation program and all related policies and practices. The Compensation Committee operates pursuant to a formal written charter approved by the Board, which is available on our website at *https://investor.bloomenergy.com/*.

At least annually, the Compensation Committee reviews our executive compensation program and formulates recommendations for the consideration and approval by the Board of the various elements of our named executive officers' compensation, as well as any employment arrangements with our named executive officers. The Compensation Committee is responsible for taking action with respect to compensation that will attract and retain the highest quality executives that will clearly articulate the relationship of corporate performance to executive compensation and that will reward executives for our progress.

The Compensation Committee meets regularly during the fiscal year both with and without the presence of our CEO and other named executive officers. The Compensation Committee also discusses compensation issues with our CEO (except with respect to his own compensation) and other members of the Board between its formal meetings.

Role of Management

The compensation of all of our named executive officers is determined by the Compensation Committee. In discharging its responsibilities, the Compensation Committee also works with members of our management, including our CEO. Our management assists the compensation committee by providing information on corporate and individual performance, competitive market data and management's perspective and recommendations on compensation matters.

Our CEO attends the Compensation Committee meetings and discusses with the Compensation Committee the compensation and performance of all executive officers, other than himself. Our CEO bases his recommendations in part upon his review of the performance of our executive officers. The Compensation Committee may exercise its discretion in modifying any recommended compensation adjustments or awards to such named executive officers. The Compensation Committee reviews and discusses these recommendations and proposals with our CEO and uses them as one factor in determining and approving the compensation for our executive officers.

Role of the Consultant

The Compensation Committee relies on its independent compensation consultant to provide advice on matters relating to the compensation of our executives and non-employee directors. Compensia, a national compensation consulting firm, served in this capacity during 2021.

A representative of Compensia attended Compensation Committee meetings in 2021 and provided the following assistance to the Compensation Committee:

● Assisted in the review and updating of our compensation peer group

● Reviewed the competitiveness of compensation of our named executive officers including base salary, annual cash awards and long-term incentive awards

● Provided advice with respect to compensation best practices and market trends for our named executive officers and directors

● Reviewed and provided input on the Compensation Discussion and Analysis section of our Proxy Statement

● Assisted with the design of the short-term and long-term incentive compensation plans with appropriate performance goals and targets for our named executive officers and other executives

● Provided ad hoc advice and support throughout the year

Compensia reports directly to the Compensation Committee and provided no services to us other than the consulting services to the Compensation Committee. The Compensation Committee reviews the objectivity and independence of the advice provided by Compensia. In 2021, the Compensation Committee considered the specific independence factors adopted by the SEC and the NYSE and determined that Compensia is independent and that its work did not raise any conflicts of interest.

Role of Competitive Market Data

As part of its annual compensation review process, the Compensation Committee generally reviews an analysis prepared by Compensia of market pay practices for positions similar to the positions of our named executive officers and other key executives, adjusted to take into account differences, if any, in the scope of the executive officers' responsibilities compared to their counterparts in positions with similar titles in comparable companies.

In October 2020, the Compensation Committee, with the assistance of Compensia, reviewed our executive compensation peer group. The executive compensation peer group approved by the Compensation Committee to support 2021 pay decisions was comprised of technology sector companies focusing on energy/alternative energy business, and companies with complex product and manufacturing operations as well as strong R&D focus. Additional factors that were considered in identifying peers included:

● revenue between $255 million and $2.4 billion;

● a market capitalization between $690 million and $6.3 billion; and

● headquarters in the United States, with consideration given to San Francisco Bay Area companies in the overall peer group.

The companies used for comparison purposes (our "peer group") for 2021 were as follows:

● Advanced Energy Industries, Inc.
● Ambarella, Inc.
● Coherent, Inc.
● Enphase Energy, Inc.
● First Solar, Inc.
● FormFactor, Inc.
● Generac Holdings Inc.
● Infinera Corporation
● Itron, Inc.
● Novanta Inc.
● Onto Innovation Inc.
● Ormat Technologies, Inc.
● Plug Power Inc.
● Power Integrations, Inc.
● SunPower Corporation
● Sunrun Inc.
● Synaptics Incorporated
● Ultra Clean Holdings, Inc.

Principal Elements of Compensation

Base Salary

Base salaries for our executive officers are intended to provide a level of compensation sufficient to attract and retain an effective management team when considered in combination with the other components of our executive compensation program.

The Compensation Committee reviews and reassesses the base salaries of our named executive officers following the completion of each fiscal year. In determining base salaries for our named executive officers for 2021, the Compensation Committee reviewed our peer group and considered data provided by Compensia, as well as the tenure, performance and contribution in the prior fiscal year.

In February 2021, the Compensation Committee reviewed and approved salary increases for our named executive officers, for changes effective on January 1, 2021.

Name	Fiscal 2020 Salary Rate	Fiscal 2021 Salary Rate	Percentage Change
KR Sridhar	$646,000	$700,000	8.3%
Gregory Cameron	$550,000	$600,000	9.1%
Swaminathan Venkataraman	$426,400	$470,000	9.5%
Glen Griffiths	$393,300	$425,000	8.1%
Guillermo Brooks[1]	N/A	$430,000	N/A

[1] Mr. Brooks was hired as EVP, Americas-Sales on June 10, 2021.

Non-Equity Incentive Plan

We provide our senior management team with short-term incentive compensation through our short-term cash incentive plan. This incentive plan holds executives accountable for their performance against our financial and other goals, rewards the executives based on actual business results and helps create a pay-for-performance culture. Our short-term incentive plan provides cash incentive award opportunities based on a quantitative assessment by the Compensation Committee of our performance and an additional, qualitative assessment by our CEO of the individual executive officer's performance. The Compensation Committee assesses our performance against certain financial metrics during 2021 with payouts measured on a scale of zero to 150% of target. In 2021, our executives were eligible for the following annual cash incentives. Bonus targets as a percentage of salary were unchanged from fiscal 2020 (other than for Mr. Brooks, who was hired in 2021).

Name	Fiscal 2021 Base Salary Rate	Bonus Target (% of Salary)	Bonus at Target ($)
KR Sridhar	$700,000	120%	$840,000
Gregory Cameron	$600,000	100%	$600,000
Swaminathan Venkataraman	$470,000	60%	$282,000
Glen Griffiths	$425,000	60%	$255,000
Guillermo Brooks[1]	$430,000	100%	$430,000

[1] Mr. Brooks was hired as EVP, Americas-Sales on June 10, 2021 and his eligibility for his incentive plan was prorated at 100% for the time he worked during 2021.

For 2021, the short-term incentives for our named executive officers were determined based on our level of attainment of equally weighted revenue and non-GAAP operating loss goals for the full fiscal year, subject to adjustment by the Compensation Committee based on its assessment of additional performance considerations. In January 2021, the Compensation Committee approved threshold, target and maximum financial goals for the fiscal year. These included threshold and target revenue goals equal to $800 million and $1 billion, respectively, and threshold and target non-GAAP operating loss goals of $10 and $30 million, respectively, as the financial targets for our 2021 short-term incentive plan. In addition to financial performance measurement, the short-term incentive for each named executive officer may be adjusted up or down based on an evaluation of their individual performance and contributions during the year. A "Mid-year Payout" equal to 40% of the annual target was paid in July 2021, while the final annual calculation resulted in a true-up payment.

Our actual revenue of $972 million resulted in a calculated payout equal to 88% of target for the revenue component of the 2021 short-term incentive plan. Our actual non-GAAP operating loss was below the $10 million threshold level of performance required for a payout. Taken together, our financial performance resulted in a calculated payout equal to 44% of target for the 2021 short-term incentive plan. In January 2022, the Compensation Committee evaluated our performance in the context of our overall corporate achievements as well as key factors that significantly impacted our results, including the acceleration of our engineering, procurement and construction strategy that negatively impacted our revenue in 2021 and global supply chain disruptions that negatively impacted our operating income in 2021. The Compensation Committee also considered the following achievements during 2021:

- Acceptances up 42% with a record 735 systems in the fourth quarter
- Despite global supply chain challenges, we were still able to drive costs down
- Year-over-year backlog grew over 100%
- Executed SK ecoplant transaction
- Substantial progress on the Bloom Electrolyzer
- Ending cash balances reached $615 million, with $396 million as unrestricted cash
- Recruited leadership talent and managed turnover in a hyper competitive market

In light of these factors and based on an assessment of our overall performance, the Compensation Committee determined to use discretion to fund the financial performance component of the 2021 short-term incentive plan for our named executive officers at 105% of target for the fiscal year 2021.

The cash incentives earned by the named executive officers also included the following individual performance modifiers, resulting in the following combined modifiers:

- Mr. Cameron: 105% applicable to annual 2021 bonus payouts
- Mr. Venkataraman: 100% applicable to the annual 2021 bonus payout
- Mr. Griffiths: 131.25% applicable to the annual 2021 bonus payout
- Mr. Brooks: 100% applicable to the annual 2021 bonus payout

The individual performance modifiers were approved by the Compensation Committee based on the recommendation of our CEO.

Based on our achievement during the year, our named executive officers earned the following cash incentive bonuses based on company and individual performance in 2021.

Named Executive Officer	Annual Bonus Payout (as a percent of Target)	Annual Payout ($)
KR Sridhar	105.00%	$882,000
Gregory Cameron	105.00%	$630,000
Swaminathan Venkataraman	100.00%	$282,000
Glen Griffiths	131.25%	$334,688
Guillermo Brooks[1]	100.00%	$241,507

[1] As part of his offer letter, Mr. Brooks' 2021 bonus opportunity was guaranteed at a minimum of 100% of target and pro-rated based on his hire date of June 10, 2021, which was $241,507. Mr. Brooks was eligible to earn up to 1.5 times his prorated target bonus.

With these considerations in mind, the Compensation Committee believes that results of our cash annual incentive plan are strongly aligned with our performance during the year and reinforce a strong pay-for-performance culture.

Cash Bonus Program

The Compensation Committee may award spot or other bonuses to reward extraordinary performance, the achievement of corporate goals, for retention purposes, relocation or for other reasons. In 2021, Mr. Sridhar received such an award in the amount of $1,000,000 in connection with our outstanding success for 2021, which included entry into the strategic partnership with SK ecoplant, record bookings and acceptances and the creation of a strong backlog for 2022. The Compensation Committee also awarded a sign-on bonus of $100,000 to Mr. Brooks as part of his new hire offer letter.

Equity Compensation

In 2021, we granted our named executive officers a mix of RSU and PSU awards. The annual equity awards granted to our named executive officers were determined by the Compensation Committee after reviewing data from a competitive market analysis prepared Compensia. In addition, the Compensation Committee considers the input of our CEO regarding the individual performance and pay levels for his direct reports.

In February 2021, with our desire to provide competitive compensation for our named executive officers, the Compensation Committee approved grants in a mix of RSUs and PSUs to our named executive officers other than our CEO.

The combination of RSU and PSU awards set forth in the table below reflects a 40% weighting on performance-based equity for our named executive officers, excluding Mr. Sridhar, whose CEO Performance Award is described separately below, and Mr. Brooks, whose new hire equity compensation is described separately below. The RSU awards granted vest over three years, with a third vesting on the one-year anniversary of the grant date and the remaining vesting quarterly thereafter.

In February 2021, in addition to an annual refresh grant of 24,253 PSUs and 36,379 RSUs, Mr. Griffiths was granted an additional PSU award of 45,000 PSUs with targets linked to the Service Business Profitability over the next three years. In addition, in October 2021, Mr. Griffiths was granted a special recognition grant for 20,000 RSUs that vests over two years in equal installments. This award, which was based on the recommendation of our CEO, was the result of Mr. Griffiths stepping in to manage the operations organization on a temporary basis after the departure of the organization's former leader. In addition to Mr. Venkataraman's annual refresh grant of

38,978 shares, he was granted an additional award of 36,000 RSUs for retention purposes that vests fully on December 21, 2022, subject to his continuous service through the vesting date.

	# of Stock Options Granted	# of RSUs Granted	# of PSUs Granted	Total Value of Equity Granted
KR Sridhar	—	400,000	1,600,000	$31,628,000
Gregory Cameron	—	77,956	51,970	$ 5,203,536
Swaminathan Venkataraman	—	74,978	25,985	$ 4,043,568
Glen Griffiths	—	56,379	69,253	$ 4,599,162
Guillermo Brooks[1]	—	100,000	100,000	$ 3,931,000

[1] As part of his offer letter, Mr. Brooks' new hire grants consisted of 100,000 PSUs (as described below) and 100,000 RSUs.

Performance-Based Stock Unit Awards

In February 2021, the Compensation Committee approved the grant of PSUs to our named executive officers (excluding the CEO and Mr. Brooks, each as described separately below). These shares are eligible to vest based on our achievement of non-GAAP gross margin and cash flow from operations goals over a one-year period, which are both weighted equally at 50% of target, subject to additional time-based vesting requirements. For a reconciliation of GAAP to non-GAAP gross margin, please see Appendix A to this Proxy Statement.

The Compensation Committee approved threshold and target non-GAAP gross margin goals equal to 25% and 28%, respectively, and approved threshold and target cash flow from operations goals of $0 and $50 million, respectively, as the financial targets for our 2021 PSUs.

In January 2022, the Compensation Committee approved a payout percentage equal to 75% of target for the annual PSU awards in 2021. This result reflected the impact of an adjustment to our gross margin results approved by the Compensation Committee due to the unanticipated, non-recurring global supply chain disruptions that negatively impacted our operating income by approximately $61 million during 2021. This adjustment increased our non-GAAP gross margin performance from 21.7% to 28%, which is the maximum goal of 28% for the 2021 PSUs and resulted in a payout equal to 150% of target for the gross margin component of the PSUs. Our actual cash flow from operations was below the threshold level of performance required for a payout.

Earned PSUs will vest in equal one-third installments approximately one, two and three years after the grant date. Specifically, one-third of the total number of earned PSUs vested on March 15, 2022 after approval by the Compensation Committee. The remaining two-thirds of earned PSUs will vest in equal installments on the first and second anniversary date of the first vesting date, subject to the employee's continued service through each applicable vesting date.

Guillermo Brooks – Equity

In addition to a time-based RSU award that was granted to Mr. Brooks by the Compensation Committee in July 2021 that vests over four years, the Compensation Committee also approved a grant of PSUs in connection with his appointment in October 2021. Mr. Brooks' new hire PSUs had a target opportunity equal to 100,000 shares and a maximum payout equal to 100% of target. The number of shares earned was based on our performance against three objectives:

- The first tranche related to 2021. This objective targeted USC&I bookings of at least 95 megawatts. This goal was not met at the end of 2021 and the shares subject to this tranche were forfeited;
- The second tranche relates to 2022. This objective sets targets for an increase in USC&I backlog year over year (at 60%) and that bookings be of deals of a certain size (at 40%); and
- The third tranche relates to 2022. This objective sets targets for an increase in USC&I backlog year over year (at 60%) and that bookings be of deals of a certain size (at 40%).

The tranches are weighted 34%, 33% and 33% of the target number of shares granted. Any shares not earned will be forfeited.

KR Sridhar – CEO Awards

As noted above, the CEO Performance Award contains both a time-based RSU award and two performance-based awards, weighted at 20% and 80% of the target number of shares, respectively.

PSU Awards

The units subject to the performance metrics include two distinct performance components:

Revenue/Gross Margin Award. 30% of the target units subject to the CEO Performance Award are eligible to be earned in four equal annual increments, commencing in 2022 and ending in 2025 based on the achievement of revenue growth and gross margin goals for each year (the "Financial Goals Requirement"); and

Stock Price Hurdle Award. 50% of the target units subject to the CEO Performance Award are eligible to be earned based on the achievement of certain pre-established per share stock price targets through the sixth through ninth anniversaries of the date of grant (the "Performance Vesting Requirement") and pre-established service-based vesting requirements (the "Service Vesting Requirements"). For this portion of the Stock Price Hurdle Award to vest for any units, both the Performance Vesting Requirement and the Service Vesting Requirement must be met with respect to such units.

Revenue/Gross Margin Award

For each year beginning with 2022 and ending with 2025, Mr. Sridhar is eligible to earn a target of 150,000 units pursuant to the Revenue/Gross Margin Award (an amount equal to 7.5% of the CEO Performance Award) based on a formula that generates a number of points determined by comparing the sum of (i) our actual revenue CAGR less our revenue CAGR target (weighted 60%) and (ii) our actual gross margin less our gross margin target (weighted 40%) for each such year. Based on the number of points derived from this formula, Mr. Sridhar can earn between 0% to 300% of the target number of 150,000 units each year. Upon vesting, the Revenue/Gross Margin Award may be settled by issuing that number of shares of our common stock that equal the number of units that have vested.

The points derived from the formula are evaluated on the following scale:

Resulting Points	Percentage Payout
+4% OR above target	300%
0% over/under target	100%
-4% below target	50%
More than 4% below target	0%

Stock Price Hurdle Award

The units subject to the Stock Price Hurdle Award are divided into four equal tranches where performance will be deemed achieved in the event our average closing price for a 30-day period exceeds a stock price hurdle (as a multiple of our 30 day trailing average closing stock price on the grant date, which was $19.31) prior to the expiration date for the tranche. Each tranche vests on the later of achievement of the stock price hurdle or a specified minimum vesting date, as set forth in the table below. If the stock price hurdle for a tranche is not achieved by the applicable expiration date, the tranche is forfeited.

Stock Price Hurdle	Performance Period	Minimum Vesting Period	Minimum CAGR from Grant Price	Number for Units Vesting
2.0X CEO Performance Award Grant Price	Grant date through 6th anniversary of grant	Two years	12%	250,000
3.0X CEO Performance Award Grant Price	Grant date through 7th anniversary of grant	Three years	17%	250,000
4.0X CEO Performance Award Grant Price	Grant date through 8th anniversary of grant	Four years	19%	250,000
5.0X CEO Performance Award Grant Price	Grant date through 9th anniversary of grant	Five Years	20%	250,000

Upon vesting, the Stock Price Hurdle Award may be settled by issuing that number of shares of our Class A common stock that equal the number of units that have vested.

RSU Award

The time-based RSU award represents 20% of the target number of shares of our Class A common stock subject to the CEO Performance Award (12.5% if the PSU award is earned at the maximum performance level) and may vested and be settled for 400,000 shares of our Class A common stock over a five-year vesting period, with one-fifth of the shares subject to vesting on each of the first five anniversaries of the date of grant, contingent upon Mr. Sridhar's continued service as our Chief Executive Officer, a different C-Suite level executive role, or as the Executive Chair of the Board as of each vesting date. Upon vesting, the this award may be settled by issuing that number of shares of our Class A common stock that equal the number of units that have vested.

Other Details of CEO Performance Award

Service Requirement

Vesting of the CEO performance award is contingent upon Mr. Sridhar's continued service as our Chief Executive Officer, a different C-Suite level executive role, or as the Executive Chair of the Board as of each vesting date.

Compensation Recovery ("Clawback") Policy

The CEO Performance Award is subject to our Clawback Policy.

Termination of Employment (other than in Connection with a Change in Control)

If Mr. Sridhar's employment is terminated for "cause" (as defined in the award agreement) or he resigns for other than "good reason" (as defined in the award agreement), all of the shares of common stock subject to the CEO Performance Award will be forfeited. Upon a termination of employment other than for "cause" or upon Mr. Sridhar's resignation for "good reason" (as defined in the award agreement), (i) the vesting will accelerate as to that number of units subject to the RSU Award that would have vested within 12 months of the date of termination and (ii) the Revenue/Gross Margin Award and Stock Price Hurdle Award will remain outstanding and eligible to vest for a period of 12 months following the date of termination (subject to the achievement of the applicable performance goals).

Termination of Employment in Connection with a Change in Control

If Mr. Sridhar's employment is terminated without "cause" (as defined in the award agreement), or he resigns for good reason (as defined in the award agreement) in connection with a change in control of Bloom Energy, all of the unvested units subject to his RSU award will accelerate in full.

Treatment of PSU Awards on a Change in Control

With respect to his Revenue/Gross Margin Award, all of the unvested units tied to the market price of our common stock will be eligible to vest based on the acquisition price (with earned units vesting upon the close of the acquisition). All of the unvested units tied to the revenue and gross margin goals will be evaluated based on the acquisition stock price relative to a threshold and target stock price range between $48.16 and $120.40, respectively, as outlined in the table below.

Level	Transaction Price	Share Percentage Issuable
Below Threshold	Less than $48.16	0
Threshold	$48.16	75%
Maximum	$120.40	300%

With respect to his Stock Price Hurdle Award, (A) each unvested tranche for which the transaction price equals or exceeds the applicable stock price hurdle shall vest as of immediately prior to the change in control and (B) if the transaction price is between two stock price hurdles, the number of PSUs that vest in the tranche corresponding to the higher stock price hurdle shall be determined using linear interpolation between the two stock price hurdles, with such vesting to occur immediately prior to the change in control.

Any portion that does not vest shall automatically be forfeited following the closing of the change in control.

Termination of Employment in Connection with Death or Disability

In the event of Mr. Sridhar's termination of employment due to death or disability, the remaining unvested units subject to his RSU Award will vest in full and the unvested units subject to his Revenue/Gross Margin Award and Stock Price Hurdle Award will remain outstanding and eligible to vest subject to their normal terms for 18 months following his termination of employment due to death or disability (subject to the achievement of the applicable performance goals).

Post-Vesting Holding Period

All after-tax vested shares of Class A common stock earned from the PSUs of the CEO Performance Award will be subject to a two-year post-vesting holding period requirement.

Additional Information

Policy Prohibiting Insider Trading, Hedging and Use of Shares as Collateral

To prevent unlawful activity and avoid even the appearance of impropriety, we have adopted a strict Insider Trading Policy that applies to our executive officers, as well as our directors, employees and consultants. This policy requires that our executive officers, directors and other designated insiders only transact in our securities during an open trading window and only after obtaining pre-clearance from our General Counsel or pursuant to a Rule 10b5-1 trading plan. Further, this policy prohibits engaging in certain short-term or speculative transactions in our securities such as put, calls and short sales. This policy also prohibits hedging, trading in a margin account or pledging our securities.

Deferred Compensation Plan

The Deferred Compensation Plan is available to certain executive officers, including the named executive officers. The Deferred Compensation Plan provides an opportunity for individual retirement savings on a tax- and cost-effective basis on compensation above the Internal Revenue Code of 1986, as amended (the "Code"). We do not sponsor a supplemental executive retirement plan or a defined benefit pension plan. For additional details on the Deferred Compensation Plan for our named executive officers, please see the "*2021 Non-Qualified Deferred Compensation*" table below.

Executive Change in Control and Severance Arrangements

During 2021, the Compensation Committee reviewed our approach to executive severance in the context of market practice and our compensation objectives. The Compensation Committee considers maintaining a stable and effective management team to be essential to protecting the best interests of Bloom Energy and its stockholders. Accordingly, during 2021, we entered into CiC Agreements with certain of our executive officers, including each of our named executive officers, to encourage their continued attention, dedication and continuity with respect to their roles and responsibilities without the distraction that may arise from the possibility or occurrence of a change of control of Bloom Energy.

In addition to the change-in-control payments and benefits discussed above, the CiC Agreements applicable to our named executive officers include severance benefits for a termination outside of a change-in-control in order to promote continued attention, dedication and continuity of the members of our senior management team, including our named executive officers, and enable us to continue to recruit talented senior executive officers. However, all of our named executive officers are employed on an at-will basis, with no fixed term of employment.

Details of the change-in-control and severance benefits included in the CiC Agreements for our named executive officers are described in detail below under "*Potential Payments on Termination or Change in Control*."

401(k) Plan

We maintain a qualified 401(k) retirement savings plan that allows eligible participants to defer up to 60% of eligible compensation, subject to applicable annual limits in the Internal Revenue Code, as amended (the "Code"). We do not match any contributions made by our employees, including executives, but have the discretion to do so.

Stock Ownership Policy

To help ensure a strong alignment between executives and stockholder interests, we have adopted an equity ownership policy. We require the executive management team to have an equity ownership interest in accordance with the following schedule by the fifth anniversary of becoming subject to these guidelines:

Position	Target Dollar Value (as a multiple of base salary)
CEO	4x annual base salary
CFO	1.5x annual base salary
Other Executive Officers Reporting to CEO	1.5x annual base salary
Non-Employee Directors	4x annual cash retainer for Board service

Shares that count towards satisfaction of this policy include: (i) shares of Class A Common Stock that are owned outright by him or her or his or her immediate family members residing in the same household; (ii) shares held in trust for the benefit of the executive officer or non-employee director or his or her family; (iii) RSUs that have vested, but been deferred under the Deferred Compensation Plan; and (iv) shares of Class B common stock that are owned outright and that are convertible into our Class A common stock.

Prior to the compliance date or until the target dollar value is achieved, and separate from any other post-vest holding requirement that may be imposed for any specific award, (i) each executive officer subject to the guidelines must retain 85% of all net settled shares received from the vesting, delivery or exercise of equity awards granted under our equity award plans or programs and (ii) each non-employee director must retain 100% of all net settled shares received from the vesting, delivery or exercise of equity awards granted under our equity award plans or programs. For purposes of the guidelines, net settled shares means all shares remaining after the sale of shares by the executive officer or non-employee director to pay any taxes due with respect to the shares received and, in the case of options, the exercise price, and all applicable transaction costs.

Equity Awards and Grant Administration

The Board has designated the Compensation Committee as the administrator of the 2018 Equity Incentive Plan ("2018 Plan"). The Compensation Committee, among other things, selects award recipients under the 2018 Plan, approves the form of grant agreements, determines the terms and restrictions applicable to the equity awards and adopts sub-plans for particular locations, if and as required. The exercise price of all stock options granted under our equity plans is the closing price of our Class A common stock on the date of grant.

In accordance with the 2018 Plan, the Compensation Committee has delegated to our CEO and Chairman the authority to approve a capped number of routine equity grants such as new hire grants, retention and promotion grants. Equity awards approved by Mr. Sridhar are granted on the 15th (or first trading day thereafter) of each month.

Because we believe equity awards are an important part of our compensation program, we also grant equity awards on an annual basis to key employees, including our executive officers. The Compensation Committee generally approves these annual equity grants in April of each year. In addition, the Compensation Committee may consider additional grants to key employees for retention purposes on an ad hoc basis.

Policy on Recoupment and Forfeiture of Incentive Compensation

The Board has adopted a Clawback Policy, which provides for the Board, in its sole discretion, to require the return, repayment or forfeiture of any cash or equity-based incentive compensation, whether vested or unvested, to our current or former principal executive officer, principal financial officer, principal accounting officer or any Executive Vice President during the three completed fiscal years immediately preceding the date on which we restate our financial statements, if:

● the payment or award was made or granted based wholly or in part upon the attainment of a company financial reporting measure that is the subject of the restatement;

● the Board determines that the individual participated in fraud, intentional misconduct or gross negligence that caused or contributed to the material error that led to the restatement; and

● the Board determines that a lower payment or award would have been made or granted to the individual based upon the corrected financial results.

In addition to the above, the Board may, in its sole discretion, require the forfeiture of any unpaid cash or equity-based incentive compensation award made or granted, whether vested (but unexercised) or unvested, to the above-listed individuals if they are terminated from their employment for "cause" or have engaged in any conduct that results in material harm to Bloom's business or reputation or that of any of its affiliates.

When the SEC adopts final clawback policy rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we will review our Clawback Policy and conform provisions, if and as necessary, to comply with such rules.

Tax Considerations

Following the enactment of the Tax Cuts and Jobs Act, compensation in excess of $1 million earned by our executive officers who are subject to Section 162(m) of the Code is not deductible. The Compensation Committee has the discretion to approve, and we will continue to pay, compensation that will not be deductible for federal income tax purposes. Consistent with our compensation philosophy, we currently expect that we will continue to structure our executive compensation program so that a significant portion of total executive compensation is linked to the performance of Bloom.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the following members of the Compensation Committee:

Scott Sandell (Chair)
John T. Chambers
Jeffrey Immelt

2021 Summary Compensation Table

The following table presents summary information regarding the total compensation earned by our CEO, CFO and the three additional most highly compensated executive officers (together, our "named executive officers") for service to us during 2021 and, to the extent required by SEC executive compensation disclosure rules, 2020 and 2019.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
KR Sridhar Founder and Chief Executive Officer	2021	700,000	1,000,000[4]	31,628,000	—	882,000	—	34,210,000
	2020	646,000	—	5,175,000	—	1,027,915	—	6,848,915
	2019	637,654	1,000,000[5]	2,499,996	2,169,962	626,153	—	6,633,765
Gregory Cameron EVP and Chief Financial Officer	2021	600,000	—	5,203,536	—	630,000	150,000[6]	6,583,536
	2020	397,692[7]	200,000[8]	1,680,000	944,000	564,381[9]	25,000[8]	3,811,073
Swaminathan Venkataraman EVP of Engineering and Chief Technology Officer	2021	470,000	—	4,043,568	—	282,000	—	4,795,508
	2020	426,400	—	1,318,500	—	334,672	—	2,079,572
	2019	421,985	200,000[10]	599,996	809,952	242,888	—	2,239,104
Glen Griffiths EVP, Operations and Services, Quality, Reliability and EH&S[11]	2021	425,000	—	4,599,162	—	334,688	—	5,358,850
Guillermo Brooks EVP, Sales-Americas[12]	2021	226,577	100,000[13]	3,931,000	—	241,507[14]	—	4,499,084

[1] The amounts reported represent the aggregate grant date fair value of RSUs and PSUs granted to our named executive officers, if applicable, as computed in accordance with ASC 718. See Notes 2 and 10 of the notes to our consolidated financial statements contained in our 2021 Annual Report for a discussion of all assumptions made by us in determining the ASC 718 values of equity awards.

[2] The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers, if applicable, as computed in accordance with ASC 718. See Notes 2 and 10 of the notes to our consolidated financial statements contained in our 2021 Annual Report for a discussion of all assumptions made by us in determining the ASC 718 values of equity awards.

[3] All amounts paid pursuant to our non-equity incentive plan in the year earned.

[4] Mr. Sridhar was awarded a discretionary bonus. For additional information regarding this bonus, please see the section entitled "*Principal Elements of Compensation—Cash Bonus Program*" in the Compensation Discussion and Analysis above.

[5] The amount shown for Mr. Sridhar for 2019 reflects a $1,000,000 cash bonus paid upon the filing with the SEC in March 2019 of our Annual Report on Form 10-K for the year ended December 31, 2018.

[6] Mr. Cameron received a relocation bonus of $150,000.

[7] Mr. Cameron was appointed EVP and Chief Financial Officer as of April 1, 2020. Mr. Cameron's annual base salary was set at $550,000.

[8] Mr. Cameron received a sign-on bonus of $200,000 and a travel expense allowance of $25,000.

[9] For 2020, Mr. Cameron's prorated annual target bonus opportunity was fully guaranteed at 100% and he was eligible to receive up to 1.5 times target for overachievement.

[10] The amount shown for Mr. Venkataraman for 2019 reflects a $200,000 cash bonus paid upon the achievement of certain operational metrics, which were fully achieved.

[11] Mr. Griffiths was not a named executive officer in 2020 or 2019, so earlier period compensation has not been included.

[12] Mr. Brooks was appointed EVP, Sales-Americas as of June 10, 2021. Mr. Brooks' annual base salary was set at $430,000.

[13] Mr. Brooks received a sign-on bonus of $100,000.

[14] As part of his offer letter, Mr. Brooks' 2021 bonus opportunity was guaranteed at a minimum of 100% of target and pro-rated based on his hire date of June 10, 2021. Mr. Brooks was eligible to earn up to 1.5 times his prorated target bonus.

2021 Grants of Plan-Based Awards Table

The following table presents, for each of our named executive officers, information regarding 2021 annual cash incentive compensation and equity awards granted to our named executive officers during 2021.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
KR Sridhar	1/26/2021	420,000	840,000(6)	1,260,000	—	—	—	—	—	—	—
	5/12/2021	—	—	—	—	—	—	400,000(3)	—	—	7,724,000
	5/12/2021	—	—	—	250,000(4)	—	1,000,000(4)	—	—	—	13,440,000
	5/12/2021	—	—	—	300,000(5)	600,000(5)	1,800,000(5)	—	—	—	10,464,000
Gregory Cameron	1/26/2021	300,000	600,000(6)	900,000	—	—	—	—	—	—	—
	2/11/2021	—	—	—	—	—	—	77,956(7)	—	—	3,122,138
	2/11/2021	—	—	—	12,992	51,970(8)	77,955(8)	—	—	—	2,081,398
Swaminathan Venkataraman	1/26/2021	141,000	282,000(6)	423,000	—	—	—	—	—	—	—
	2/11/2021	—	—	—	—	—	—	38,978(7)	—	—	1,561,069
	2/11/2021	—	—	—	—	—	—	36,000(9)	—	—	1,441,800
	2/11/2021	—	—	—	6,496	25,985(8)	38,977(8)	—	—	—	1,040,699
Glen Griffiths	1/26/2021	127,500	255,000(6)	382,500	—	—	—	—	—	—	—
	2/11/2021	—	—	—	—	—	—	36,379(7)	—	—	1,456,979
	2/11/2021	—	—	—	6,063	24,253(8)	36,379(8)	—	—	—	971,333
	2/11/2021	—	—	—	22,500	45,000(10)	67,500(10)	—	—	—	1,802,250
	10/05/2021	—	—	—	—	—	—	20,000(11)	—	—	368,600
Guillermo Brooks	6/10/2021	241,507(12)	241,507(6)	362,260	—	—	—	—	—	—	—
	7/20/2021	—	—	—	—	—	—	100,000(13)	—	—	2,088,000
	10/05/2021	—	—	—	—	100,000(14)	100,000(14)	—	—	—	1,843,000

(1) The amounts reported represent the aggregate grant date fair value of stock options, RSUs and PSUs granted to our NEOs, if applicable, as computed in accordance with ASC 718. See Notes 2 and 10 of the notes to our consolidated financial statements contained in the 2021 Annual Report for a discussion of all assumptions made by us in determining the ASC 718 values of equity awards.

(2) The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers, if applicable, as computed in accordance with ASC 718. See Notes 2 and 10 of the notes to our consolidated financial statements contained in the 2021 Annual Report for a discussion of all assumptions made by us in determining the ASC 718 values of equity awards.

(3) The RSUs will vest in equal installments on each of the first five anniversaries of the vesting commencement date, which is May 12, 2021, subject to the employee's continued service through each applicable vesting date.

(4) This award of PSUs can be earned based on the performance of our achievement of progressive stock price hurdles. For additional information regarding these PSUs, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—KR Sridhar – CEO Awards*" in the Compensation Discussion and Analysis above.

(5) This award of PSUs can be earned based on the performance of our achievement of goals established for the compound annual growth rates of our revenue and gross margin. The number of shares issuable may be up to three times the target number based on performance. For additional information regarding these PSUs, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—KR Sridhar – CEO Awards*" in the Compensation Discussion and Analysis above.

(6) The non-equity incentive plan payout is based on achievement of certain financial metrics and individual performance. Each participant was eligible to earn up to 1.5 times his or her target bonus. The plan is measured and administered twice (two eligible payouts per year – after the first half of 2021 and the after the second half of 2021). For additional information regarding the annual bonus program in 2021, please see the section entitled "*Principal Elements of Compensation—Non-Equity Incentive Plan*" in the Compensation Discussion and Analysis above. Mr. Brooks' payout is pro-rated based on his start date.

(7) One-third of this award of RSUs will vest on February 15, 2022, and the remainder will vest as to 1/12th of the remaining shares quarterly thereafter, subject to the employee's continued service through each applicable vesting date.

(8) This award of PSUs can be earned based on the performance of our achievement of a gross margin target and cash flow from operations. Each person is eligible to earn up to a maximum of 1.5 times the target number of shares. For additional information regarding these PSUs in 2021, please see the section entitled "*Principal Elements of Compensation—Equity Compensation*" in the Compensation Discussion and Analysis above.

(9) 100% this award of RSUs shall vest on December 31, 2022, subject to his continuous service through the vesting date

(10) This award of PSUs can be earned based on the performance of our achievement of service business profitability for 2021, 2022 and 2023. Mr. Griffiths is eligible to earn up to a maximum of 1.5 times the target number of shares. For additional information regarding these PSUs in 2021, please see the section entitled "*Principal Elements of Compensation—Equity Compensation*" in the Compensation Discussion and Analysis above.

(11) These RSUs vest over two years, with 50% on September 15, 2022 and 50% on September 15, 2023.

(12) For 2021 and 2022, Mr. Brooks' prorated annual target bonus opportunity is fully guaranteed at 100%.

(13) These RSUs vest one-fourth on the one-year anniversary of July 15, 2021 and the remaining shares vest in equal quarterly installments thereafter over the next three years, subject to the employee remaining a service provider on each applicable vesting date.

(14) These PSUs can be earned based on the performance of our achievement of certain bookings and backlog targets. For additional information regarding these PSUs granted to Mr. Brooks in 2021 in connection with his new hire package, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—Guillermo Brooks—Equity*" in the Compensation Discussion and Analysis above.

2021 Outstanding Equity Awards at Fiscal Year-End

The following table presents, for each of our named executive officers, information regarding outstanding equity awards held as of December 31, 2021.

Name	Grant Date[1]	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[2]	Option Expiration Date	Number of Unearned Shares That Have Not Vested (#)	Market or Payout Value of Unearned Shares That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
KR Sridhar	8/2/2012[4]	733,333	—	30.35	8/1/2022	—	—	—	—
	9/11/2015[4]	266,667	—	30.89	9/10/2025	—	—	—	—
	5/11/2017[4]	884,509	—	30.96	5/10/2027	—	—	—	—
	7/24/2018[5]	266,680	133,320	15.00	7/23/2028	—	—	—	—
	2/15/2019[6]	151,966	69,077	11.31	2/14/2029	—	—	—	—
	2/15/2019[7]	—	—	—	—	69,077	1,514,859	—	—
	8/8/2019[6]	136,893	62,225	8.92	8/7/2029	—	—	—	—
	7/2/2020[8]	—	—	—	—	125,007	2,741,404	—	—
	7/2/2020[9]	—	—	—	—	—	—	244,998	5,372,806
	5/12/2021[10]	—	—	—	—	400,000	8,772,000	—	—
	5/12/2021[11]	—	—	—	—	—	—	1,000,000	21,930,000
	5/12/2021[12]	—	—	—	—	—	—	600,000	13,158,000
Gregory Cameron	4/14/2020[13]	83,333	116,667	7.30	4/13/2030	—	—	—	—
	6/9/2020[14]	—	—	—	—	—	—	266,640	5,847,415
	2/11/2021[15]	—	—	—	—	77,956	1,709,575	—	—
	2/11/2021[16]	—	—	—	—	—	—	51,970	1,139,702
Swaminathan Venkataraman	2/6/2014[4]	50,000	—	30.81	2/5/2024	—	—	—	—
	9/11/2015[4]	46,667	—	30.89	9/10/2025	—	—	—	—
	10/03/2016[4]	46,667	—	30.96	10/02/2026	—	—	—	—
	7/24/2018[5]	37,774	44,440	15.00	7/23/2028	—	—	—	—
	10/16/2018[17]	30,000	20,000	27.18	10/15/2028	—	—	—	—
	10/16/2018[18]	—	—	—	—	20,000	438,600	—	—
	2/15/2019[6]	9,947	16,579	11.31	2/14/2029	—	—	—	—
	2/15/2019[7]	—	—	—	—	16,579	363,577	—	—
	7/16/2019[6]	9,507	15,845	12.00	7/15/2029	—	—	—	—
	11/11/2019[19]	20,667	20,667	5.50	11/10/2029	—	—	—	—
	6/12/2020[8]	—	—	—	—	52,495	1,151,215	—	—
	6/12/2020[9]	—	—	—	—	—	—	44,100	967,113
	2/11/2021[15]	—	—	—	—	38,978	854,788	—	—
	2/11/2021[20]	—	—	—	—	36,000	789,480	—	—
	2/11/2021[16]	—	—	—	—	—	—	25,985	569,851

Name	Grant Date[1]	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[2]	Option Expiration Date	Number of Unearned Shares That Have Not Vested (#)	Market or Payout Value of Unearned Shares That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Glen Griffiths	2/12/2015[4]	110,000	—	30.81	2/11/2025	—	—	—	—
	10/03/2016[4]	20,000	—	30.89	9/10/2025	—	—	—	—
	7/21/2017[4]	13,333	—	30.96	7/20/2027	—	—	—	—
	7/24/2018[4]	23,334	—	15.00	7/23/2028	—	—	—	—
	7/24/2018[5]	66,670	33,330	15.00	7/23/2028	—	—	—	—
	2/15/2019[6]	21,275	9,671	11.31	2/14/2029	—	—	—	—
	2/15/2019[7]	—	—	—	—	9,671	212,085	—	—
	7/16/2019[6]	20,334	9,243	12.00	7/15/2029	—	—	—	—
	11/11/2019[19]	—	17,334	5.50	11/10/2029	—	—	—	—
	6/12/2020[8]	—	—	—	—	34,997	767,484	—	—
	6/12/2020[9]	—	—	—	—	—	—	29,400	644,742
	2/11/2021[15]	—	—	—	—	36,379	797,791	—	—
	2/11/2021[16]	—	—	—	—	—	—	24,253	531,868
	2/11/2021[21]	—	—	—	—	—	—	45,000	986,850
	10/05/2021[22]	—	—	—	—	20,000	438,600	—	—
Guillermo Brooks	7/20/2021[23]	—	—	—	—	100,000	2,193,000	—	—
	10/3/2016[24]	—	—	—	—	—	—	100,000	2,193,000

[1] All of the outstanding equity awards described in the footnotes below are granted under the 2002 Stock Plan ("2002 Plan"), 2012 Equity Incentive Plan ("2012 Plan") and 2018 Plan.

[2] This column represents the fair market value of a share of Class A or Class B common stock on the date of grant.

[3] Represents the fair market value of the shares underlying the RSUs and PSUs as of December 31, 2021, based on the closing price of our Class A common stock of $21.93 per share as reported on the NYSE. This value assumes that the fair market value of the Class B common stock underlying the RSUs, which is not listed or approved for trading on or with any securities exchange or association, is equal to the fair market value of the Class A common stock.

[4] These stock options are fully vested.

[5] These stock options vest in three equal annual installments commencing on the second, third and fourth anniversaries of July 25, 2018, so that the entire grant is fully vested on the fourth-year anniversary of July 25, 2018, subject to the employee remaining a service provider on each applicable vesting date.

[6] These stock options vest one-fourth on the one-year anniversary of February 15, 2019, and the remaining shares vest in equal quarterly installments thereafter over the next three years, subject to the employee remaining a service provider on each applicable vesting date.

[7] These RSUs vest one-fourth on the one-year anniversary of February 15, 2019, and the remaining shares vest in equal quarterly installments thereafter over the next three years, subject to the employee remaining a service provider on each applicable vesting date.

[8] These RSUs vest one-third on the one-year anniversary of June 15, 2020, and the remaining shares vest in equal quarterly installments thereafter over the next two years, subject to each employee remaining a service provider on each applicable vesting date.

[9] These PSUs were earned subject to the achievement of certain financial performance criteria during the performance period. The performance criteria as determined by the Compensation Committee on February 11, 2021 were fully met, which resulted in a payout of 1.47 times the target. The PSUs shall vest annually over three years, with a third of the PSUs vesting on February 15, 2021, another third on February 15, 2022 and the remaining third on February 15, 2023, subject to the employee remaining a service provider on each applicable vesting date.

[10] These RSUs vest one-fifth on the one-year anniversary of May 12, 2021 and the remaining shares vest in equal one-fifth installments thereafter over the next four years, subject to the employee remaining a service provider on each applicable vesting date.

[11] These PSUs are divided into four equal tranches where performance will be deemed achieved in the event our average closing price for a 30-day period exceeds a stock price hurdle (as a multiple of our 30-day trailing average closing stock price on the grant date) prior to the expiration date for the tranche. For additional information regarding these PSUs granted to our CEO in 2021, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—KR Sridhar – CEO Awards*" in the Compensation Discussion and Analysis above.

[12] These PSUs can be earned based on the performance of our achievement of certain financial targets related to revenue and gross margin, for each of fiscal years 2022 through 2025. For additional information regarding these PSUs granted to our CEO in 2021, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—KR Sridhar – CEO Awards*" in the Compensation Discussion and Analysis above.

[13] These stock options vest one-fourth on the one-year anniversary of April 1, 2020, and the remaining options vest 1/48th per month for the next three years subject to the employee remaining a service provider on each applicable vesting date.

(14) These PSUs were earned subject to the achievement of certain financial performance criteria during the performance period related to the refinancing of certain outstanding convertible notes and cash balances. The performance criteria as determined by the Compensation Committee on February 11, 2021 were fully met, which resulted in a payout of 2.0 times the target. The PSUs shall vest annually over three years, with a third of the PSUs vesting on March 15, 2021, another third on March 15, 2022 and the remaining third on March 15, 2023, subject to the employee remaining a service provider on each applicable vesting date.

(15) These RSUs vest one-third on the one-year anniversary of February 15, 2021, and the remaining shares vest in equal quarterly installments thereafter over the next two years, subject to the employee remaining a service provider on each applicable vesting date.

(16) These PSUs can be earned based on the performance of our achievement of certain financial targets related to non-GAAP gross margin and cash flow from operations for 2021. For additional information regarding these PSUs granted to our named executive officers in 2021, please see the section entitled "*Principal Elements of Compensation—Equity Compensation-Performance-based Stock Unit Awards*" in the Compensation Discussion and Analysis above. The performance criteria were partially met, which resulted in a payout of 75% of the target. The PSUs shall vest annually over three years, with a third of the PSUs vesting on March 15, 2022, another third on March 15, 2023 and the remaining third on March 15, 2024, subject to Reporting Person remaining a service provider on each applicable vesting date.

(17) These stock options vest annually over five years commencing on the one-year anniversary of October 16, 2018.

(18) These RSUs vest annually over five years commencing on the one year-anniversary of October 16, 2018.

(19) These stock options will vest as follows: if our stock price reaches $8 (calculated based on a 30-day average) on or before November 22, 2020, one-third of the options vest on November 11, 2020. If the stock price reaches $8 after November 11, 2020 but before November 11, 2024, one-third of the options vest on the date the share price reaches $8. If the stock price reaches $11 on or before November 11, 2021, one-third of the options vest on November 11, 2021. If the stock price reaches $11 after November 11, 2021 but before November 11, 2024, one-third of the options vest on the date the share price reaches $11. If the stock price reaches $14 on or before November 11, 2022, one-third of the options vest on November 11, 2022. If the stock price reaches $14 by November 11, 2022 but before November 11, 2024, one-third of the options vest on the date the price reaches $14. If the stock price does not reach $14 by November 11, 2024, one-third of the options shall be canceled. Any stock options that have not vested by November 11, 2024 shall be canceled.

(20) These RSUs vest as to 100% of the shares on December 31, 2022, subject to the employee remaining a service provider on the vesting date.

(21) These PSUs can be earned based on the performance of our achievement of certain services profitability targets. For additional information regarding these PSUs granted to Mr. Griffiths in 2021 in connection with his new hire package, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—Glen Griffiths*" in the Compensation Discussion and Analysis above.

(22) These RSU vest 50% on September 15, 2022 and 50% on September 15, 2023.

(23) These RSUs vest one-fourth on the one-year anniversary of July 15, 2021, and the remaining shares vest in equal quarterly installments thereafter over the next three years, subject to the employee remaining a service provider on each applicable vesting date.

(24) These PSUs can be earned based on the performance of our achievement of certain bookings and backlog targets. For additional information regarding these PSUs granted to Mr. Brooks in 2021 in connection with his new hire package, please see the section entitled "*Principal Elements of Compensation—Equity Compensation—Guillermo Brooks—Equity*" in the Compensation Discussion and Analysis above.

2021 Option Exercises and Stock Vested Table

The following table presents, for each of our named executive officers, the number of shares acquired and the value realized upon the exercise of stock options and the vesting of RSU awards and PSU awards during 2021 by each of our named executive officers.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
KR Sridhar	233,334	96,320	373,754	11,054,966
Gregory Cameron	—	—	133,360	3,971,461
Swaminathan Venkataraman	290,328	2,939,636	121,243	3,589,476
Glen Griffiths	17,333	498,858	66,708	1,976,647
Guillermo Brooks	—	—	—	—

[1] The value realized on the exercise date is pre-tax, based on the difference in the fair market value of our common stock on the exercise date and the exercise price, and does not necessarily reflect the proceeds actually received by the named executive officer.

[2] The value realized on the vesting date is pre-tax, based on the fair market value of our common stock on the vesting date and does not necessarily reflect the proceeds actually received by the named executive officer.

2021 Non-Qualified Deferred Compensation Table

In January 2021, we established the Deferred Compensation Plan for certain executives, which group includes each of our named executive officers that applied in 2021 from February 1, 2021 until December 31, 2021. We do not make matching contributions under the Deferred Compensation Plan.

The following table shows the contributions and earnings during fiscal 2021, and account balance as of December 31, 2021, for participating named executive officers under the Deferred Compensation Plan.

Name	Plan	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[3]
KR Sridhar	Deferred Compensation Plan	—	—	—	—	—
Gregory Cameron	Deferred Compensation Plan	—	—	—	—	—
Swaminathan Venkataraman	Deferred Compensation Plan	—	—	—	—	—
Glen Griffiths	Deferred Compensation Plan	176,854.30	—	(18,278.47)	—	158,575.83
Guillermo Brooks	Deferred Compensation Plan	—	—	—	—	—

[1] The executive contribution amounts under the Deferred Compensation Plan were included in 2021 compensation in the "Salary" column of the Summary Compensation Table.

[2] None of the amounts in this column are included in the Summary Compensation Table because plan earnings were not preferential or above-market.

[3] The entire amount in this column was reported as compensation in 2021.

The Deferred Compensation Plan, which became effective in January 2021 for certain executives, is an unfunded and unsecured deferred compensation arrangement that is designed to allow the participants to defer a specified percentage of their base salary (up to 50%) and/or eligible bonuses (up to 50%) for Bloom deferred stock units that track the value of our Class A common stock. The Deferred Compensation Plan is designed to comply with Code Section 409A. As required by applicable law, participation in the Deferred Compensation Plan is limited to directors and a group of certain executives, which group includes each of our named executive officers.

If a participant elects to defer salary and/or bonus payments for Bloom deferred stock units, we credit a number of such units to the participant's deferred account based on the respective closing price of our Class A common stock on the last day of the month in which such salary and/or bonus was deferred. Participants receive their deferred compensation balance in Class A common stock based on their election of lump sum or various annual installment options.

Pension Benefits

Aside from our 401(k) retirement savings plan, we do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

Pay Ratio Disclosure

As required by SEC rules, we are providing the following information to explain the relationship between the annual total compensation of Mr. Sridhar, who served as our CEO in 2021, and the annual total compensation of the median employee, excluding our CEO.

As of December 1, 2021, we employed 1,699 people in seven countries, inclusive of officers, executives, full-time, part-time and hourly employees. We selected December 1, 2021 to identify the median employee. This date is within the final three months of our last completed fiscal year, and was also the date used for determining the foreign exchange rate to U.S. dollar for employees paid in other currencies.

We excluded 52 employees based in five non-U.S. countries. These employees were excluded under the *de minimis* exemption, allowing us to exclude up to 5% of our total employees who are non-U.S. employees. We applied this *de minimis* exemption when identifying the median employee by excluding five countries: 12 employees in Japan, 26 employees in South Korea, seven employees in the United Arab Emirates, three employees in Taiwan and four employees in China.

SEC rules allow us to select a methodology for identifying our median employee in a manner that is most appropriate based on our size, organizational structure and compensation plans, policies and procedures. For our consistently applied compensation measure, we collected cash compensation paid from January 1, 2021 to December 31, 2021 for all active employees as of December 1, 2021. This included annual base compensation, actual corporate bonus and commissions paid to employees in 2021. We annualized the compensation of all permanent full-time and part-time employees. We believe that this measure reasonably reflects the annual compensation of our employees. Cost of living adjustments were not made.

For 2021, we identified the median employee to be a full-time employee in the United States paid in U.S. Dollars, whose total earnings were $82,853. Mr. Sridhar's annual total compensation for 2021, as reported in the 2021 Summary Compensation Table, was $34,210,000 Based on this information, for 2021, the ratio of the compensation of the CEO to the median annual total compensation of all other employees was estimated to be 413 to 1.

Using the same median employee and comparing to Mr. Sridhar's total compensation for 2020, the ratio of the compensation of the CEO to the median annual total compensation of all other employees was estimated to be 83 to 1. This discrepancy year over year was in large part due to the one-time large "front-loaded" equity grants to our CEO in 2021. In upcoming years, we expect the pay ratio disclosure to be more in line with 2020 than 2021.

Potential Payments on Termination or Change in Control

Overview of Potential Payments

We have entered into CiC Agreements with our named executive officers that provide certain benefits upon such employees being terminated without "Cause" or leaving for "Good Reason" (each, a "Qualifying Termination"). Such benefits are adjusted in the event the Qualifying Termination occurs within three months prior to or within 12 months following the consummation of a change in control (each, a "CIC Qualifying Termination"). The table below summarizes the benefits under the CiC Agreements, as applicable, to the CEO and the other named executive officers.

Termination Event	Provision	CEO	Other Named Executive Officers
Qualifying Termination	Cash Severance	1x base salary plus target bonus	1x base salary
	Benefits	12 months of reimbursement for COBRA premiums	12 months of reimbursement for COBRA premiums
	Equity	No acceleration	No acceleration
CIC Qualifying Termination	Cash Severance	2x the sum of base salary plus target bonus plus current year pro-rata bonus	1.5x the sum of base salary plus target bonus plus current year pro-rata bonus
	Benefits	24 months of reimbursement for COBRA premiums	18 months of reimbursement for COBRA premiums
	Equity	Stock options and RSUs: All unvested to fully accelerate	Stock options and RSUs: All unvested to fully accelerate
		PSUs: Applicable performance goals shall be deemed achieved at target unless specified in the applicable award agreement	PSUs: Applicable performance goals shall be deemed achieved at target unless specified in the applicable award agreement

Key definitions:

"Cause" is defined as: (a) willful failure to substantially to perform executive's duties and responsibilities or willful violation of a material written policy delivered prior to such violation; (b) conviction of, or plea of *nolo contendere* to, a non-vehicular felony or crime involving moral turpitude; (c) unauthorized use or disclosure of any of our proprietary information or trade secrets or any other party to whom executive owes an obligation of nondisclosure as a result of executive's relationship with Bloom Energy, in each case, that is materially and demonstrably injurious to Bloom Energy; (d) misappropriation of a material business opportunity; (e) willful provision of material aid to a competitor; or (f) willful breach of any material obligations of any material provisions under any written agreement or covenant with Bloom Energy.

"Good reason" is defined as: (i) a material diminution in executive's authority, duties or responsibilities, including a material change in executive's reporting responsibilities, such that executive is required to report to a person whose duties, responsibilities and authority are materially less than those of the person to whom executive was reporting immediately prior to such change and/or a material reduction in the level of management to which executive reports, (ii) a reduction in executive's annual base salary or annual bonus opportunity, (iii) a requirement that executive relocate executive's principal place of work to a location that increases executive's one-way commute by more than 50 miles from executive's then-current work location, or (iv) a material breach of the CiC Agreement by Bloom Energy.

Calculation of Potential Payments

The following table shows potential payments to our named executive officers under the CiC Agreements in effect on December 31, 2021 in the event of a Qualifying Termination or CIC Qualifying Termination. Potential payments are calculated assuming a December 31, 2021 Qualifying Termination date and, where applicable, using the closing price of our common stock of $21.93 on December 31, 2021, as reported on the NYSE. The value of the vesting acceleration was calculated by (i) multiplying the number of accelerated shares of common stock underlying unvested, in-the-money equity awards by $21.93 and (ii) subtracting the exercise price for the unvested stock options. Amounts actually received if any of the specified events occur will vary based on factors such as the timing during the year of any such event, our stock price and any changes to our benefit arrangements and policies.

		Potential Payments in Connection With:	
Name	Type of Benefit	Qualifying Termination ($)	CIC Qualifying Termination ($)
KR Sridhar[1]	Cash Severance	1,540,000	3,080,000
	Vesting Acceleration[2]	13,850,520	20,868,120
	Continued Coverage of Employee Benefits	31,920	63,840
	Total Benefits	**15,422,440**	**24,011,960**
Gregory Cameron	Cash Severance	600,000	2,400,000
	Vesting Acceleration	—	10,403,530
	Continued Coverage of Employee Benefits	25,663	38,495
	Total Benefits	**625,663**	**12,842,025**
Swaminathan Venkataraman	Cash Severance	470,000	1,410,000
	Vesting Acceleration	—	6,115,562
	Continued Coverage of Employee Benefits	22,684	34,026
	Total Benefits	**492,684**	**7,559,588**
Glen Griffiths	Cash Severance	425,000	1,275,000
	Vesting Acceleration	—	5,089,684
	Continued Coverage of Employee Benefits	16,185	24,277
	Total Benefits	**441,185**	**6,388,961**
Guillermo Brooks	Cash Severance	430,000	1,720,000
	Vesting Acceleration	—	4,386,000
	Continued Coverage of Employee Benefits	25,663	38,495
	Total Benefits	**455,663**	**6,144,495**

[1] The named executive officers do not receive any specific severance payments on death or disability. However, Mr. Sridhar's CEO Performance Award may provide for a payout upon his death or disability. In the event of Mr. Sridhar's termination of employment due to death or disability, the remaining unvested units subject to his RSU Award will vest in full and the unvested units subject to his Revenue/Gross Margin Award and Stock Price Hurdle Award will remain outstanding and eligible to vest subject to their normal terms for 18 months following his termination of employment due to death or disability (subject to the achievement of the applicable performance goals). Based on our closing price on December 31, 2021, this would have resulted in a potential payment of $8,722,000.

[2] This does not include the potential payout of the Revenue/Gross Margin Award or Stock Price Hurdle Award that are not triggered by a CIC Qualifying Termination but may nonetheless pay out on the size of a corporate transaction as described in the section entitled "*Principal Elements of Compensation—Equity Compensation—KR Sridhar – CEO Awards*" in the Compensation Discussion and Analysis above. As our December 31, 2021 stock price did not exceed the threshold for a payout under a corporate transaction, no amounts are included in the table above.

Advisory Approval of Named Executive Officer Compensation

 The Board unanimously recommends a vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC.

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis and the tabular disclosures of this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, provides our stockholders with the opportunity to express their views on the compensation of our named executive officers.

As described in the section entitled "*Compensation Discussion and Analysis*," we believe that the skill, talent, judgment and dedication of our executive officers are critical factors affecting our long-term value. The goals of our executive compensation programs are to fairly compensate our executives, attract and retain highly-qualified executives able to contribute to our long-term success, encourage performance consistent with clearly defined corporate goals and align our executives' long-term interests with those of our stockholders. The specific goals that our current executive compensation programs reward are focused on financial and operational objectives, including specific revenue, non-GAAP gross margin targets, non-GAAP operating income targets and cash flow from operations targets, as well as operational goals important to our short-term and long-term growth. Please read the "*Compensation Discussion and Analysis*" section of this Proxy Statement beginning on page 49 for additional details about our executive compensation programs, including information about the 2021 compensation of our named executive officers.

The Board is asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, practices and objectives described in this Proxy Statement. Accordingly, the Board recommends that our stockholders vote "FOR" the following resolution at the 2022 Annual Meeting:

"**RESOLVED:** That the stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Proxy Statement for the 2022 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the accompanying footnotes and narrative disclosures."

As an advisory vote, this say-on-pay proposal is not binding upon us, the Board or the Compensation Committee. However, we, the Board and the Compensation Committee, which are responsible for overseeing, reviewing and administering our executive compensation programs, value the opinions expressed by our stockholders, and will continue to consider our stockholders' concerns in evaluating future compensation options for our named executive officers.

Taking into account the advisory vote of stockholders regarding the frequency of future say-on-pay proposals at our 2021 Annual Meeting, the Board's current policy is to include an advisory resolution to approve the compensation of our named executive officers annually. Accordingly, unless the Board modifies its policy on the frequency of future say-on-pay votes, the next advisory vote to approve our executive compensation will occur at the 2023 Annual Meeting of Stockholders.

Vote Required

Approval of Proposal 2 requires the affirmative vote of a majority of the votes cast for or against this proposal. Abstentions and broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal and will not affect the outcome of the vote.

Proposal 3

Approval of an Amendment to our Restated Certificate of Incorporation to Increase the Authorized Shares of Preferred Stock

 The Board unanimously recommends a vote **FOR** the approval of an amendment to our restated certificate of incorporation to increase the authorized shares of preferred stock.

Overview

The Board adopted resolutions approving and submitting to a vote of the stockholders, an amendment to Article IV, Section 1.1 of the Restated Certificate that would increase the authorized number of shares of preferred stock from 10,000,000 to 20,000,000 and make a corresponding increase to the total number of shares of authorized capital stock from 1,210,000,000 to 1,220,000,000, which the Board is authorized to issue from time to time (the "Article IV Amendment"). No change is being proposed to the number of authorized shares of Class A common stock or Class B common stock. The complete text of Article IV, Section 1.1, as amended, would read as follows:

1.1. The total number of shares of all classes of stock that the Company has authority to issue is ~~1,210,000,000~~ 1,220,000,000 shares, consisting of three classes: 600,000,000 shares of Class A Common Stock, $0.0001 par value per share ("***Class A Common Stock***"), 600,000,000 shares of Class B Common Stock, $0.0001 par value per share ("***Class B Common Stock***," and together with the Class A Common Stock, the "***Common Stock***"), and ~~10,000,000~~ 20,000,000 shares of Preferred Stock, $0.0001 par value per share (the "***Preferred Stock***").

Purpose of the Article IV Amendment

The Restated Certificate currently authorizes the Board to issue up to 10,000,000 shares of preferred stock. As of December 31, 2021, 10,000,000 shares of preferred stock were issued and outstanding, leaving no shares of preferred stock available for issuance in the future. As previously reported, in 2021, we expanded our successful power generation partnership with SK ecoplant to help us establish market leadership in the hydrogen economy, and as part of that deal, the Board designated all 10,000,000 shares of authorized preferred stock as Series A Redeemable Convertible Preferred Stock and issued those shares to SK ecoplant under a securities purchase agreement (the "Preferred Stock Transaction"). As a result, we currently do not have any authorized shares of preferred stock remaining available to use for future strategic partnerships, mergers and acquisitions, capital raising activities and other legitimate general corporate purposes. If approved, the Article IV Amendment would replenish the authorized but unissued shares of preferred stock to the level in effect prior to the Preferred Stock Transaction.

Although we haves no current plans, agreements, arrangements or intentions to issue any preferred stock, the Board believes that authorizing additional shares is advisable and in the best interest of our stockholders and Bloom Energy. The ability to issue these additional shares of preferred stock in the future will provide us with additional financial and management flexibility in structuring capital raising transactions, acquisitions, financings, joint ventures and strategic partnerships, as well as other general corporate transactions. The Board would be able to issue these additional shares of preferred stock from time to time as appropriate and opportune situations arise.

Effect of the Article IV Amendment

The Article IV Amendment will not have any immediate effect on the rights of existing stockholders. However, the additional authorized shares of preferred stock will be undesignated, and the Restated Certificate generally will permit the Board to designate and issue preferred stock with such rights and preferences as it sees fit without requiring future stockholder approval, except as may be required by the Restated Certificate, as it may be amended or restated from time to time, and applicable rules and regulations. Any such future designation and issuance of the additional authorized shares could decrease our common stockholders' and any then-existing preferred stockholders' percentage of total capital stock ownership and, depending upon the price at which those preferred shares are issued, as compared to the price paid by other stockholders, could be dilutive.

As noted above, we do not have any current plans, agreements, arrangements or intentions with respect to the issuance of the additional authorized shares of preferred stock. However, increasing the authorized shares of preferred stock could have an anti-takeover effect because the issuance of preferred stock could dilute certain rights of a person seeking to obtain control of us or to change our management, thereby making it more difficult to, or discouraging in the first place, any attempt to acquire control of Bloom Energy. We have not proposed the Article IV Amendment with the intention of using the additional preferred stock for anti-takeover purposes, and as of the date of this proxy statement, we are unaware of any pending or threatened efforts to acquire control of Bloom Energy.

If the Article IV Amendment is approved, we intend to file a certificate of amendment to the Restated Certificate with the Secretary of State of the State of Delaware, and the Amendment will become effective at the time of that filing.

Vote Required

Approval of Proposal 3 requires the affirmative vote of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

Proposal 4

Approval of an Amendment to the Choice of Forum Provisions in our Restated Certificate of Incorporation to, Among Other Things, Align with the Bylaws

 The Board unanimously recommends a vote **FOR** the approval of an amendment to the Choice of Forum Provisions in our restated certificate of incorporation to, among other things, align with the bylaws.

Overview

The Board adopted resolutions approving and submitting to a vote of the stockholders an amendment to Article XI (the "Article XI Amendment") of the Restated Certificate to align the current choice of forum provision in the Restated Certificate with the parallel choice of forum provisions in Article XI of the Bylaws. The complete text of Article XI, as amended, would read as follows:

1. Forum. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, ~~shall~~ be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee or agent of the Company to the Company or the Company's stockholders; (c) any action asserting a claim against the Company arising pursuant to any provision of the ~~Delaware~~ General Corporation Law, this Restated Certificate of Incorporation or the Bylaws of the Company (as either may be amended from time to time); (d) any action to interpret, apply, enforce or determine the validity of this Restated Certificate of Incorporation or the Bylaws of the Company; or (e) any action asserting a claim ~~against the Company~~ governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in ~~shares of capital stock~~ any security of the Company shall be deemed to have notice of and to have consented to the provisions of this ~~Article XI~~ paragraph.

Subject to the foregoing paragraph, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this paragraph.

2. Enforceability. If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.

Effect of the Article XI Amendment

Like the corresponding provisions in the Bylaws, Article XI of the Restated Certificate currently provides that the Delaware Court of Chancery shall serve as the sole and exclusive forum for certain legal actions (unless we consent otherwise in writing). The proposed revisions in the Article XI Amendment are intended to align Article XI of the Restated Certificate with the parallel provisions in Article XI of the Bylaws. Specifically, in addition to a number of non-substantive conforming changes, the Article XI Amendment clarifies that in the event the Delaware Court of Chancery does not have jurisdiction over an action or proceeding, the federal district court for the District of Delaware shall serve as the sole and exclusive forum for such action or proceeding. The Article XI Amendment also incorporates from the Bylaws a provision that designates the federal district courts of the United States of America as the sole and exclusive forum for any actions arising under the Securities Act of 1933, as amended (but, for the avoidance of doubt, would not apply to actions arising under the Securities Exchange Act of 1934, as amended). These changes would not impact the rights of our stockholders as each provision is already effective through the parallel choice of forum provisions in Article XI of the Bylaws. The Board believes it advisable and in the best interest of our stockholders and Bloom Energy to align the current choice of forum provision in the Restated Certificate with the parallel provisions in the Bylaws to avoid having different potentially applicable provisions.

In addition to the changes described above to align with the Bylaws, the Article XI Amendment also includes a new, administrative provision providing that, in the event a court were to find any specific provision Article XI to be invalid, illegal or unenforceable, the validity, legality and enforceability of any remaining provisions of Article XI would not be affected or impaired. This change is intended to keep some of the safeguards of Article XI in place should any portion of Article XI be deemed invalid, illegal or unenforceable and would have no immediate effect on the rights of our stockholders.

If the Article XI Amendment is approved, we intend to file a certificate of amendment to the Restated Certificate with the Secretary of State of the State of Delaware, and the Article XI Amendment will become effective at the time of that filing.

Vote Required

Approval of Proposal 4 requires the affirmative vote of at least two-thirds of the voting power of all of the outstanding shares of capital stock entitled to vote on the proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

Approval of an Amendment and Restatement of our 2018 ESPP to Increase the Number of Shares Authorized for Issuance Thereunder

 The Board unanimously recommends a vote **FOR** the approval of the amendment and restatement of our 2018 ESPP to increase the number of shares authorized for issuance thereunder.

Overview

The Board has unanimously approved the adoption of the amendment and restatement of the ESPP to increase the number of shares authorized for issuance thereunder by 10,000,000 shares (from 10,202,023 shares to 20,202,023 shares). We adopted the ESPP for the benefit of eligible employees of Bloom and its designated affiliates in order to allow them to purchase shares of our Class A common stock at a discounted price. We believe that the ESPP is in the best interest of stockholders, as it: enhances broad-based employee stock ownership; enables Bloom to attract, motivate and retain the best employees with a market-competitive benefit; and does so at a reasonable cost to stockholders. We are proposing an increase in the number of shares authorized and reserved for issuance under the ESPP to enable us to continue providing this benefit to new and current employees. No other changes are being made to the ESPP. Importantly, approval of the amendment and restatement of the ESPP will not extend the term of the ESPP nor the "evergreen" provision contained therein. The adoption of the amendment and restatement of the ESPP by our Board is subject to the approval of our stockholders.

Purpose. Our Board believes that Bloom's interests are best advanced by aligning stockholder and employee interests. The ESPP is intended to provide Bloom's and its subsidiaries' eligible employees with an opportunity to participate in Bloom's success by permitting them to acquire an ownership interest in Bloom through periodic payroll deductions that will be applied towards the purchase of shares of our Class A common stock at a discount from the market price.

Dilution. As of March 15, 2022, there were 4,179,771 shares of Class A common stock available for future awards under the ESPP, not including the 10,000,000 shares for which we are seeking stockholder approval. The proposed additional 10,000,000 shares of Class A common stock represents potential dilution of approximately 5.7% as of December 31, 2021 (potential dilution for this purpose is determined by dividing the 10,000,000 additional shares by the total number of shares of our Class A and Class B common stock outstanding as of December 31, 2021).

Burn rate. We also monitor how rapidly we are depleting our share reserve under the ESPP by tracking the number of shares actually purchased and issued under the ESPP on an annual basis. The number of shares purchased under the 2018 ESPP in each of fiscal 2019, 2020 and 2021 was 1,718,433, 1,937,825 and 1,945,305, respectively. Although the Compensation Committee and the Board considered the historical number of purchased shares, the actual number of shares that will be purchased under the 2018 ESPP in any year will depend on a number of factors, including, for example, the number of participants, each participant's contribution rate and our stock price.

Expected duration of share pool. Based upon the typical levels of participation in the ESPP over the last several years, we expect the additional 10,000,000 shares will be sufficient to cover purchases under the plan for at least the next six years.

The following description of the ESPP is a summary of its principal provisions and is qualified in its entirety by reference to the plan document, a copy of which is appended to this proxy statement as Appendix B. To the extent that there is a conflict between this summary and the actual terms of the ESPP, the terms of the ESPP will govern. References to "common stock" below mean our Class A common stock, par value $0.0001 per share.

Description of the ESPP

Purpose. The purpose of the ESPP is to provide our eligible employees and designated affiliates with a means of acquiring an equity interest in Bloom Energy and to enhance such employees' sense of participation in our affairs. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. However, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. affiliates of Bloom.

Effective Date, Term. The ESPP originally became effective on July 24, 2018. The amendment and restatement of the ESPP will become effective upon the approval of stockholders at the 2022 Annual Meeting. The ESPP will continue until the earliest to occur of (a) termination by the Board or the Compensation Committee (which termination may be effected at any time), (b) issuance of all of the common stock reserved for issuance, or (c) July 24, 2028.

Eligibility. Generally, our employees and designated affiliates are eligible to participate in the ESPP, provided that, unless prohibited by applicable law, the Compensation Committee may exclude one or more of the following categories of employees: (i) employees who do not meet eligibility requirements the Compensation Committee may choose to impose and (ii) individuals who provide services to Bloom or any of its designated affiliates as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes. Further, an employee will not be eligible to participate if, before commencing participation or as a result of participating, that employee holds or would hold 5% or more of the total combined voting power or value of all classes of stock of Bloom or any affiliate. Further, no employee's right to purchase common stock under the ESPP may accrue at a rate which exceeds the lesser of $25,000 per year of the fair market value of the common stock or 2,500 shares of common stock (or such lesser number of shares as approved by the Compensation Committee) on any one purchase date. As of March 1, 2022, the date the last offering period began, approximately 1,742 employees were eligible to participate in the ESPP.

Administration, Amendment and Termination. The ESPP is administered by the Compensation Committee. The Compensation Committee has the full power and authority to promulgate any rules and regulations which it deems necessary or advisable for the proper administration of the ESPP, to interpret the provisions and supervise the administration of the ESPP, to make factual determinations relevant to ESPP entitlements and to take all action in connection with the administration of the ESPP as it deems necessary or advisable. Every finding, decision and determination made by the Compensation Committee is, to the full extent permitted by law, final and binding upon all parties. The Compensation Committee may amend, suspend or terminate the ESPP at any time; provided, however, that stockholder approval must be sought for any amendment which requires stockholder approval pursuant to section 423 of the Code or other applicable law.

Number of Shares of Class A Common Stock Available under the ESPP. Subject to adjustment as provided below, if this proposal is approved by stockholders, 20,202,023 shares of Class A common stock will be approved for issuance pursuant to the ESPP. In addition, on January 1 of each calendar year until January 1, 2028, the number of shares of common stock reserved for issuance will automatically increase by the number of shares equal to 1% of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding December 31 (rounded to the nearest whole share), or such lesser number as approved by our Board or Compensation Committee. In no case, however, will more than 33,333,333 shares of Class A common stock be issued over the term of the ESPP. Shares issued under the ESPP may be from authorized but unissued common stock, shares held in treasury or any other proper source as determined by the administrator. If the number of outstanding shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure, without consideration, then the Compensation Committee will adjust the number and class of common stock that may be delivered under the ESPP, the purchase price per share and the number of shares of common stock covered by each option under the ESPP which has not yet been exercised.

Enrollment and Contributions. Eligible employees may elect to participate in the ESPP by providing a payroll deduction authorization instructing Bloom to withhold a specified percentage of the employee's salary by a date specified by the Compensation Committee prior to an offering period. Unless the Compensation Committee determines otherwise, "Offering Periods" are 24 months and commence on each February 15 and August 15, and each Offering Period consists of four six-month purchase periods. Unless an eligible employee files a new form or withdraws from the ESPP, the employee's deductions and purchases will continue at the same rate for future offerings under the ESPP for so long as the employee remains eligible to participate in the ESPP. An eligible employee may authorize a salary deduction of any whole percentage up to a maximum of 15% of the employee's compensation (as defined in the ESPP). Subject to any limitations imposed by the administrator, eligible employees can increase, decrease or discontinue their deductions and corresponding participation in the ESPP for subsequent Offering Periods by submitting a new authorization form. If a participant elects to discontinue payroll deductions but does not elect to withdraw his or her funds from the ESPP, funds deducted prior to such election to discontinue participation will be used to purchase shares on the purchase date.

Purchase of Shares. On the last business day of each purchase period, each participating employee's payroll deductions are used to purchase shares for the employee at a 15% discount from the lesser of the (i) closing price of the common stock on the last business day of the purchase period or (ii) closing price of the common stock on the first day of the offering period. As of the Record Date, the fair market value of our common stock was $21.20 per share.

Withdrawal; *Termination of Participation*. Shares will be purchased automatically on the last day of each purchase period for a participating employee who remains an eligible participant. Participation generally ends upon termination for any reason, and in such event, accumulated contributions will be returned without interest. During an Offering Period, an employee may withdraw from participation in the ESPP at any time in accordance with procedures established by the Compensation Committee. Upon a participant's withdrawal from the ESPP, all accumulated payroll deductions for the participant made prior to termination are returned, without interest, and no shares are purchased for that employee's account. Eligible employees who withdraw from an offering may participate in subsequent offerings in accordance with the terms and conditions established by the Compensation Committee.

Corporate Transactions. In the event of certain corporate transactions, the Offering Period for each outstanding right to purchase common stock will be shortened by setting a new purchase date and will end on the new purchase date, which will be a date on or prior to the consummation of the corporate transaction, as determined by the Board or Compensation Committee, and the ESPP will terminate on the consummation of such transaction.

Non-Transferability. Rights granted under the ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.

Plan Benefits. Because participation in the ESPP is voluntary and we are unable to predict the future value of our common stock, we cannot currently determine the benefits or amounts that will be received in the future by any person or group under the ESPP. The following table sets forth the number of shares purchased under the ESPP from inception through 2021 by our named executive officers and the specified groups set forth below.

	New Plan Benefits 2018 Employee Stock Purchase Plan (Purchases Under ESPP 2019 through 2021)	
Name	Weighted Average Purchase Price ($)	Number of Shares Purchased (#)
KR Sridhar Founder and Chief Executive Officer	—	—
Gregory Cameron EVP and Chief Financial Officer	—	—
Swaminathan Venkataraman EVP of Engineering and Chief Technology Officer	5.26	13,605
Glen Griffiths EVP, Services, Quality, Reliability and EH&S	5.26	13,605
Guillermo Brooks EVP, Sales-Americas	—	—
All executive officers as a group (6 persons)	5.26	40,815
All non-employee directors and director nominees as a group (5 persons)	—	—
Each associate of the above-mentioned executive officers, directors and director nominees	—	—
Each other person who received or is to receive 5% of such options, warrants or rights	—	—
All employees as a group, excluding executive officers	5.31	5,560,748

SEC Registration

We intend to file with the U.S. Securities and Exchange Commission in the second half of 2022 a registration statement on Form S-8 covering the new shares reserved for issuance under the ESPP.

Certain U.S. Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to the purchase of shares under the ESPP are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the U.S. federal income tax consequences with respect to such purchases. In addition, the following discussion does not set forth any gift, estate, social security or state or local tax consequences that may be applicable and is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the United States, other than those individuals who are taxed on a residence basis in a foreign country.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under these provisions, no income generally will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon how long the shares have been held by the participant. If the shares are sold or otherwise disposed of more than two years after the first day of the applicable offering period in which such shares were acquired and more than one year after the applicable date of purchase, the participant will recognize ordinary income equal to the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) an amount equal to 15% (or such lesser discount as the Committee may establish) of the fair market value of the shares as of the first day of the applicable offering period in which such shares were acquired. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of the aforementioned periods (a "disqualifying disposition"), the participant will recognize ordinary income equal to the excess of (1) the fair market value of the shares on the date the shares are purchased over (2) the purchase price. Any additional gain or loss on such sale or disposition will be capital gain or loss, which will be long-term if the shares are held for more than one year. We generally are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a disqualifying disposition.

Vote Required

Approval of Proposal 4 requires the affirmative vote of a majority of the votes cast for or against this proposal. Abstentions and broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal and will not affect the outcome of the vote.

Audit Matters

Proposal

6

Ratification of Appointment of Independent Registered Public Accounting Firm

Stockholders are being asked to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2022.

 The Board of Directors unanimously recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2022.

Engagement of Deloitte & Touche LLP

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent accountants. The Audit Committee has appointed Deloitte as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2022. Deloitte has served as our independent registered public accounting firm since September 2020. Deloitte served as our independent accountants for 2021 and reported on our consolidated financial statements for that fiscal year.

The Audit Committee annually reviews Deloitte's independence and performance in determining whether to retain Deloitte or engage another independent registered public accounting firm as our independent accountants. As part of that annual review, the Audit Committee considers, among other things, the following:

- The quality and efficiency of the current services provided to us by Deloitte;
- Deloitte's capability and expertise in handling the breadth and complexity of our operations, including Deloitte's extensive energy industry experience;
- The quality and candor of Deloitte's communications with the Audit Committee and management;
- External data on Deloitte's audit quality and performance, including recent PCAOB reports on Deloitte and Deloitte's response to those reports;
- Deloitte's independence from our company; and
- The appropriateness of Deloitte's fees.

Based on this evaluation, the Audit Committee believes that Deloitte is independent and well-qualified to serve as our independent registered public accounting firm. Further, the Audit Committee and the Board believe it is in the best interests of Bloom Energy and our stockholders to retain Deloitte as our independent registered public accounting firm for fiscal 2022.

Representatives of Deloitte will be present during the 2022 Annual Meeting. They will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Stockholders are not required to ratify the appointment of Deloitte as our independent registered public accounting firm. However, we are submitting the appointment for ratification as a matter of good corporate practice. If stockholders fail to ratify the appointment, the Audit Committee will consider whether or not to appoint Deloitte. Even if the appointment is ratified, the Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our stockholders' best interests.

Change in Our Certifying Accountant in 2020

On September 3, 2020, the Audit Committee of the Board engaged Deloitte as our independent registered public accounting firm for our fiscal year ended December 31, 2020. Deloitte replaced PricewaterhouseCoopers LLP ("PwC"), our independent registered public accounting firm for the fiscal year ended December 31, 2019. PwC was notified of the dismissal on September 3, 2020.

The audit reports of PwC on our consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 31, 2019 and 2018 and through September 3, 2020, (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its report on our consolidated financial statements for such periods, and (ii) there were no reportable events of the type described in Item 304(a)(1) (v) of Regulation S-K, except for the material weakness identified in our internal control over financial reporting related to not designing and maintaining an effective control environment with a sufficient complement of resources with an appropriate level of accounting knowledge, expertise and training to evaluate the accounting implications of complex or non-routine transactions commensurate with its financial reporting requirements, which was disclosed in Management's Report on Internal Control over Financial Reporting in Item 9A of the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in Item 4 of the Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020. During the year ended December 31, 2020, our management, with the oversight of the Audit Committee, engaged in efforts to remediate the material weakness identified and previously disclosed. We completed these remediation measures in the fourth quarter ended December 31, 2020, including testing of the design and concluding on the effectiveness of all impacted controls.

During our fiscal years ended December 31, 2019 and 2018 and through September 3, 2020, other than the consultations discussed in the paragraph immediately below, neither we nor anyone acting on its behalf consulted with Deloitte regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

In December 2019, we engaged Deloitte to provide advisory services regarding the accounting treatment for the Managed Services Agreements and similar arrangements. Deloitte provided oral advice and recommendations, including written comments on our memorandums, for management's consideration on our policies and procedures, transaction documentation, restatement disclosures, and the proposed accounting treatment of planned transactions. In March 2020, we engaged Deloitte to provide advisory services regarding the adoption of the new lease accounting standards pertaining to the Managed Services Agreements. Deloitte provided oral advice and recommendations, including written comments on our memorandums, on our draft accounting policies and procedures related to the adoption of the new accounting standard.

Vote Required

The affirmative vote of a majority of the votes cast for or against is required to approve the proposal. Brokers have the discretion to vote shares held in brokerage accounts on the ratification of the appointment of the independent registered public accounting firm, without specific voting instructions from the beneficial owner. Abstentions have no effect on the outcome of the proposal.

Principal Accountant Fees and Services

The following table provides information regarding the fees paid to Deloitte during the years ended December 31, 2021 and 2020.

	2021	2020
Audit Fees[1]	$5,337,372	$4,485,763
Audit-Related Fees	—	—
Total Audit and Audit-Related Fees	5,337,372	4,485,763
Tax Fees[2]	27,699	96,524
All Other Fees[3]	1,895	49,000
Total Fees	$5,366,966	$4,631,287

[1] Audit fees consist of fees for professional services rendered in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, and audit services that are normally provided by independent registered public accounting firms in connection with regulatory filings.

[2] Tax fees include a variety of permissible tax services related to preparation and/or review of statutory tax filings within U.S., foreign and state jurisdictions, general tax advisory services (including research and discussions related to tax compliance matters), tax planning and assistance with transfer pricing.

[3] For 2021, all other fees include product and subscription services. For 2020, all other fees include permissible advisory services provided prior to Deloitte's appointment as auditor.

All services described above were pre-approved by the Audit Committee in accordance with the policies and procedures described below. In connection with the audit of our fiscal year 2021 financial statements, we entered into an engagement agreement with Deloitte that sets forth the terms by which Deloitte will perform audit services for us.

The Audit Committee has determined that the rendering of services other than audit services by Deloitte in 2021 and 2020 were compatible with maintaining the principal accountant's independence.

Pre-Approval Policies and Procedures

The Audit Committee follows certain procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services as well as the fees associated therewith. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. In its pre-approval and review of non-audit services, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditor's independence.

Report of the Audit Committee of the Board of Directors

During 2021, only non-employee directors comprised the Audit Committee. The Board determined that each member of the Audit Committee is independent under the NYSE listing standards. The principal purpose of the Audit Committee is to assist the Board in its oversight responsibilities pertaining to our accounting practices, system of internal controls, audit processes and financial reporting processes. In accordance with applicable law, the Audit Committee has ultimate authority and responsibility for selecting, compensating, evaluating, and, when appropriate, replacing our independent audit firm. The Audit Committee is also responsible for overseeing the retention and performance of our internal auditor. The Audit Committee is responsible for establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters. The Audit Committee relies on the expertise and knowledge of management, the internal auditor and the independent auditor in carrying out its oversight responsibilities. The Audit Committee has the authority to engage its own outside advisors, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisors hired by management. The Audit Committee's authority and responsibility are more fully described in its charter, which is available on our website at *www.bloomenergy.com*.

Our management is responsible for establishing and maintaining adequate internal financial controls, the preparation and presentation of our consolidated financial statements and that they are complete and accurate and prepared in accordance with generally accepted accounting principles.

Deloitte, our independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those consolidated financial statements with generally accepted accounting principles and on management's assessment of our internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has:

● reviewed and discussed with management and Deloitte the audited consolidated financial statements for the year ended December 31, 2021;

● discussed with management and Deloitte significant accounting policies applied in our consolidated financial statements, as well as, when applicable, alternative accounting treatments, the reasonableness of significant estimates and judgments, the clarity of disclosures in our consolidated financial statements and critical audit matters addressed during the audit;

● discussed with Deloitte such matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

● received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB (Communication with Audit Committees Concerning Independence) and has discussed with Deloitte their independence, and the Audit Committee has concluded that Deloitte's provision of audit and non-audit services to our and our affiliates is compatible with Deloitte's independence; and

● reviewed and discussed with management, our management's assessment of and report on the effectiveness of our internal control over financial reporting as of December 31, 2021 and reviewed and discussed with Deloitte its review and report on our internal control over financial reporting.

Based on these reviews and discussions, the Audit Committee has recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2021 for filing with the SEC. The Audit Committee has selected, and the Board has ratified, the selection of Deloitte as our independent registered public accounting firm for 2022.

Submitted by the following members of the Audit Committee:

Mary K. Bush (Chair)
Michael Boskin
Eddy Zervigon

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, to our knowledge, based on the information furnished to us, the persons and entities named in the table below have sole voting and investment power with respect to all shares of Class A and Class B common stock that they beneficially own, subject to applicable community property laws. We have deemed shares of our Class A and Class B common stock subject to options, warrants, rights or conversion privileges that are currently exercisable or exercisable within 60 days of March 15, 2022 to be outstanding and to be beneficially owned by the person holding the options, warrants, rights or conversion privileges for the purpose of computing the percentage ownership and voting power of that person but have not treated them as outstanding for the purpose of computing the percentage ownership or voting power of any other person. Voting power under the Restated Certificate is calculated based on shares of Class A and Class B common stock actually outstanding as of the applicable record date. Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share and holders of our Class A common stock are entitled to one vote per share.

We have based percentage ownership and voting power of our Common Stock on 161,796,015 shares of Class A common stock and 15,830,833 shares of Class B common stock outstanding as of March 15, 2022.

The following table presents information regarding those stockholders known to us to beneficially own more than 5% of our outstanding shares of Class A or Class B common stock.

5% Stockholders[1]	Class A Common Stock		Class B Common Stock[2]		% of Total Voting Power[3]
	Shares	%	Shares	%	
Kuwait Investment Authority and the Government of the State of Kuwait[4]					
Ministries Complex, Block 3 Safat, Kuwait 13001	—	—	9,544,371	60.29%	29.82%
Ameriprise Financial, Inc.[5]					
145 Ameriprise Financial Center, Minneapolis, MN 55474	20,676,642	12.78%	—	—	6.46%
BlackRock, Inc[6]					
100 Vanguard Blvd., Malvern, PA 19355	15,640,711	9.67%	—	—	4.89%
The Vanguard Group[7]					
55 East 52nd Street, New York, NY 10055	12,528,546	7.74%	—	—	3.91%

* Less than one percent.

[1] SK ecoplant owns 10 million shares of redeemable convertible preferred stock ("RCPS"), which are convertible at any time at SK ecoplant's option into Class A common stock. In addition, on the first anniversary of December 29, 2021, the RCPS shall automatically convert into shares of Class A Common Stock. The holders of the RCPS have no voting rights except on matters related to the RCPS and are not entitled to dividends. Assuming conversion on the Record Date into Class A common stock, SK ecoplant would beneficially own 5.82% of the outstanding Class A common stock and would have total beneficial voting power of 3.03%. The address is 32 Insa-dong 7-gil, Jongno-gu, Seoul, Republic of Korea, 03149, South Korea.

[2] Each share of Class B common stock will automatically convert into shares of our Class A common stock upon the occurrence of certain events. In addition, Class B common stock may be converted into shares of Class A common stock at any time at the election of the holder. For purposes of this table, we have not included shares of Class A common stock that may be issued upon conversion of outstanding Class B common stock.

[3] Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share and holders of our Class A common stock are entitled to one vote per share. We have deemed shares of our common stock subject to options, warrants, rights or conversion privileges that are currently exercisable or exercisable within 60 days of March 15, 2022 to be outstanding and to be beneficially owned by the person holding the options, warrants, rights or conversion privileges for the purpose of computing the percentage voting power of that person but have not treated them as outstanding for the purpose of computing the percentage voting power of any other person.

[4] Information provided is based on our records and that of the transfer agent. As of March 15, 2022, Kuwait Investment Authority holds 7,473,979 shares of our Class B common stock and the Government of the State of Kuwait holds 2,070,392 shares of our Class B common stock. The shares are subject to a voting agreement with KR Sridhar as described in the section entitled "*Voting Agreements*" in this Proxy Statement.

[5] Information provided is based solely on a Schedule 13G/A filed with the SEC on February 14, 2022 on behalf of Ameriprise Financial, Inc. ("AFI"), Columbia Management Investment Advisers, LLC ("CMIA"), and Columbia Seligman Communications and Information Fund (the "Fund"). CMIA and AFI do not directly own any shares. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the Fund's shares. As the parent holding company of CMIA, AFI may be deemed to beneficially own CMIA's shares. AFI reported shared voting power over 20,011,055 shares, shared dispositive power over 20,676,642 shares and sole voting and dispositive power over no shares. CMIA reported shared voting power over 19,552,602 shares, shared dispositive power over 20,200,807 shares, and sole voting and dispositive power over no shares. The Fund reported sole voting power over 9,991,248 shares, sole dispositive power over no shares, shared dispositive power over 9,991,248 shares, and shared voting power over no shares.

(6) Information provided is based solely on a Schedule 13G/A filed with the SEC on January 27, 2022. BlackRock, Inc. reported sole voting power over 15,349,880 shares, shared voting power over no shares, sole dispositive power over 15,640,711 shares, and shared dispositive power over no shares.

(7) Information provided is based solely on a Schedule 13G/A filed with the SEC on February 9, 2022. The Vanguard Group reported sole voting power over no shares, shared voting power over 271,349 shares, sole dispositive power over 12,130,815 shares, and shared dispositive power over 393,731 shares.

Directors and Executive Officers

Beneficial Owner	Class A Common Stock		Class B Common Stock[1]		% of Total Voting Power[2]
	Shares	%	Shares	%	
Michael Boskin[3]	45,415	*	—	—	—
Mary K. Bush[4]	113,104	*	50,000	*	*
John T. Chambers[5]	390,289	*	—	—	—
Jeffrey Immelt[6]	159,709	*	—	—	—
Scott Sandell[7]	53,686	*	109,450	*	*
Eddy Zervigon[8]	137,117	*	—	—	—
KR Sridhar[9]	682,377	*	5,226,198	29.06%	15.48%
Shares subject to voting proxy[10]	—	—	9,678,433	61.14%	30.24%
Total	682,377	*	14,904,631	82.89%	43.78%
Gregory Cameron[11]	204,682	*	—	—	—
Swaminathan Venkataraman[12]	190,340	*	181,108	*	*
Glen Griffiths[13]	169,463	*	233,337	*	*
Shawn M. Soderberg[14]	488,668	*	146,666	*	*
Billy Brooks	—	—	—	—	—
All Current Executive Officers and Directors as a Group (12 persons)	1,746,289[15]	1.62%	3,184,459[16]	31.98%	17.81%

* Less than one percent.

(1) Each share of Class B common stock will automatically convert into shares of our Class A common stock upon the occurrence of certain events. In addition, Class B common stock may be converted into shares of Class A common stock at any time at the election of the holder. For purposes of this table, we have not included shares of Class A common stock that may be issued upon conversion of outstanding Class B common stock.

(2) Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share and holders of our Class A common stock are entitled to one vote per share. We have deemed shares of our common stock subject to options, warrants, rights or conversion privileges that are currently exercisable or exercisable within 60 days of March 15, 2022 to be outstanding and to be beneficially owned by the person holding the options, warrants, rights or conversion privileges for the purpose of computing the percentage voting power of that person but have not treated them as outstanding for the purpose of computing the percentage voting power of any other person.

(3) Includes 10,357 Class A restricted stock units that vest within 60 days of March 15, 2022.

(4) Includes 10,357 Class A restricted stock units that vest within 60 days of March 15, 2022 and 50,000 shares of Class B common stock subject to options exercisable within 60 days of March 15, 2022.

(5) Includes 10,357 Class A restricted stock units that vest within 60 days of March 15, 2022 and 293,333 shares of Class A common stock held by JCEP Investments, LLC of which Mr. Chambers is the managing member.

(6) Includes 10,357 Class A restricted stock units, which vest within 60 days of March 15, 2022.

(7) Includes 10,357 Class A restricted stock units, which vest within 60 days of March 15, 2022 and 109,450 shares of Class B common stock held by Blue Mountain Trust of which Mr. Sandell is the trustee.

(8) Includes (i) 6,000 shares of Class A common stock held by Mr. Zervigon's IRA and (ii) 10,357 Class A restricted stock units, which vest within 60 days of March 15, 2022.

(9) Includes (i) 315,120 shares of Class A common stock subject to options exercisable within 60 days of March 15, 2022, (ii) 93,815 Class A restricted stock units which vest within 60 days of March 15, 2022, (iii) 1,680,132 shares of Class B common stock held directly, (iv) 325,520 shares of Class B common stock held by The KR Sridhar and Sudha Sarma 2012 Irrevocable Trust, (v) 120,841 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2020 Four Year GRAT, (vi) 114,450 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2020 Three Year GRAT, (vii) 102,312 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2020 Two Year GRAT, (viii) 124,703 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019-1 Four Year GRAT, (ix) 120,770 shares of Class B common stock held by the KR Sridhar and Sudhar Sarma 2019-1 Three Year GRAT, (x) 112,840 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019-1 Two Year GRAT, (xi) 90,920 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019 Four Year GRAT, (xii) 71,808 shares of Class B common stock held by the KR Sridhar and Sudhar Sarma 2019 Three Year GRAT, (xiii) 33,127 shares of Class B common stock held by the KR Sridhar and Sudha Sarma 2019 Two Year GRAT, (xiv) 55,630 shares of Class B common stock by KR Sridhar, as Trustee of the KR Sridhar 2010 Annuity Trust AS dated April 27, 2010, (xv) 55,630 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2010 Annuity Trust KS dated April 27, 2010, (xvi) 33,136 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2008 Annuity Trust AS dated December 18, 2008, (xvii) 33,136 shares of Class B common stock held by KR Sridhar, as Trustee of the KR Sridhar 2008 Annuity Trust KS dated December 18, 2008, (xviii) 2,151,189 shares of Class B common stock subject to options exercisable within 60 days of March 15, 2022, and (xix) no Class B restricted stock units which vest within 60 days of March 15, 2022. By virtue of the relationship Mr. Sridhar has with each Trust above in this footnote, Mr. Sridhar is deemed to have voting and dispositive power of these shares.

(10) Mr. Sridhar holds an irrevocable proxy to vote an additional 9,678,433 shares of Class B common stock pursuant to voting agreements between Mr. Sridhar and certain stockholders, including holders of more than 5% of our capital stock. We do not believe that the parties to these voting agreements constitute a "group" under Section 13 of the Exchange Act, as Mr. Sridhar exercises voting control over these shares. However, the holders of the underlying shares have the right to convert their shares into Class A common stock at their option, and when converted, such Class A common shares are not subject to the voting agreement. Please see the section entitled "*Voting Agreements*" below.

(11) Includes 104,1666 shares of Class A common stock subject to options exercisable within 60 days of March 15, 2022.

(12) Includes (i) 76,606 shares of Class A common stock subject to options exercisable within 60 days of March 15, 2022, (ii) 6,564 Class A restricted stock units, which vest within 60 days of March 15, 2022, and (iii) 181,108 shares of Class B common stock subject to options exercisable within 60 days of March 15, 2022.

(13) Includes (i) 45,391 shares of Class A common stock subject to options exercisable within 60 days of March 15, 2022, (ii) 1,934 Class A restricted stock units, which vest within 60 days of March 15, 2022, and (iii) 233,337 shares of Class B common stock subject to options exercisable within 60 days of March 15, 2022.

(14) Includes (i) 161,067 shares of Class A common stock subject to options exercisable within 60 days of March 15, 2022, (ii) 20,462 Class A restricted stock units, which vest within 60 days of March 15, 2022, and (iii) 146,666 shares of Class B common stock subject to options exercisable within 60 days of March 15, 2022.

(15) Includes (i) 702,350 shares of Class A common stock subject to options exercisable within 60 days of March 16, 2020 and (ii) 186,211 Class A restricted stock units, which vest within 60 days of March 15, 2022.

(16) Includes 2,762,300 shares of Class B common stock subject to options exercisable within 60 days of March 15, 2022.

Voting Agreements

Our CEO entered into voting agreements with certain of our stockholders. These voting agreements covered 12,753,442 shares of Class B common stock (inclusive of Mr. Sridhar's shares), which represents approximately 39.93% of the outstanding voting power of our capital stock as of the Record Date. Under the voting agreement, stockholders agreed to vote all of their shares as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders. The following 5% stockholder has entered into a voting agreement: Kuwait Investment Authority. Each of the voting agreements will automatically terminate:

- upon the liquidation, dissolution or winding up of our business operations;
- upon the execution by us of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of our property and assets;
- from and after the third anniversary of the closing of our IPO, at any time upon such resolution by the Board;
- upon the fifth anniversary of the closing of our IPO;
- as to any shares of Class B common stock that are converted to Class A common stock pursuant to the Restated Certificate and the Class A common stock resulting from such conversion (but such voting agreement shall remain effective as to any Class B common stock not so converted);
- upon the date that is 60 days following the date on which KR Sridhar, or his successor under the voting agreement, ceases to provide services to us as one of our officers, unless a majority of the holders of our capital stock who are parties to the voting agreements designates such a successor on or before such date;
- upon such date as of which none of the parties, other than KR Sridhar or his successor, to the then-outstanding voting agreements, was one of the five largest holders of our capital stock (which entered into a voting agreement) as of the closing of our IPO; or
- at such time following the closing of this offering when there is no Class B common stock outstanding.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act and SEC rules require our directors and executive officers and any persons who beneficially own more than 10% of our common stock (collectively "Reporting Persons") to file reports of their ownership and changes in beneficial ownership of common stock with the SEC. As a matter of practice, we assist our executive officers and a majority of our non-employee directors in preparing their initial ownership reports and reporting ownership changes, and we typically file these reports on their behalf.

Based solely upon a review of such filings with the SEC, and written representations that no Form 5 was required, we believe that all of our Reporting Persons complied with the reporting requirements of Section 16(a) of the Exchange Act during 2021, except that one Form 4 reporting one transaction was filed late for each of Mr. Griffiths and Ms. Soderberg.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[2]
Equity compensation plans approved by stockholders[3]	19,117,899	21.53	26,544,436[4]
Equity compensation plans not approved by stockholders	—	—	—
Totals	19,117,899		26,544,436

[1] The weighted average exercise price does not take into account outstanding RSUs and PSUs since those units vest without any cash consideration or other payment required for such shares.

[2] Included in this amount are 2,544,668 shares available for future issuance under the 2018 ESPP.

[3] Includes our 2002 Plan, 2012 Plan, 2018 Plan and the 2018 ESPP.

[4] The number of shares of Class A common stock available for grant and issuance under the 2018 Plan shall be increased on January 1, of each of 2019 through 2028, by the lesser of (a) four percent (4%) of the number of our Class A common stock, our Class B common stock and common stock equivalents (including stock options, RSUs, PSUs and warrants on an as-converted basis) issued and outstanding on each December 31 immediately prior to the date of increase and (b) such number Class A common shares determined by the Board. On January 1 of each calendar year, the aggregate number of shares of Class A common stock reserved for issuance under the 2018 ESPP shall be increased automatically by the number of shares equal to one percent (1%) of the total number of outstanding shares of our Class A common stock, our Class B common stock, and common stock equivalents (including stock options, RSUs, PSUs and warrants on an as converted basis) outstanding on the immediately preceding December 31 (rounded down to the nearest whole share); provided that the Board or the Compensation Committee may, in its sole discretion, reduce the amount of the increase in any particular year.

Stockholder Proposals and Nominations

Rule 14a-8 Stockholder Proposals

To be considered for inclusion in the proxy materials for the 2023 annual meeting of stockholders, stockholder proposals pursuant to Rule 14a-8 must be addressed to our Corporate Secretary and received at 4353 North First Street, San Jose, CA 95134 by the close of business (5:00 p.m. Pacific Time) on December 1, 2022. These proposals must comply with the applicable requirements of Rule 14a-8 promulgated under the Exchange Act. Submission of a proposal pursuant to Rule 14a-8 does not guarantee that it will be included in the proxy materials for or presented at the annual meeting.

Stockholder Nominations and Other Proposals

The Bylaws provide that, in order for a stockholder to propose other business, including nominations for directors, for consideration at the annual meeting (and not for inclusion in our proxy materials), such stockholder's notice must be delivered to, or mailed and received by, our Corporate Secretary at the address described above no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the first anniversary of the last annual meeting of stockholders, with certain exceptions. Such notice must include the information, and otherwise satisfy the requirements set forth in, the Bylaws. For the 2023 annual meeting of stockholders, such nominations or proposals must be received no earlier than January 11, 2023 and no later than February 10, 2023. In addition to satisfying the deadlines in the advance notice provisions of the Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to our Corporate Secretary no later than March 12, 2023.

Adjournment of the 2022 Annual Meeting of Stockholders

In the event there are not sufficient votes to approve any proposal contained in this Proxy Statement at the time of the 2022 Annual Meeting, the 2022 Annual Meeting may be adjourned in order to permit further solicitation of proxies from holders of our Class A and Class B common stock. Proxies solicited by the Board grant discretionary authority to vote for any adjournment, if necessary. If it is necessary to adjourn the 2022 Annual Meeting, and the adjournment is for a period of no more than 30 days and no new record date is fixed for the adjourned meeting, no notice of the time and place of the adjourned meeting is required to be given to the stockholders other than an announcement of the time and place at the Annual Meeting. The chairman of the 2022 Annual Meeting or a majority of the shares represented and voting at the 2022 Annual Meeting is required to approve the adjournment, regardless of whether there is a quorum present at that meeting.

User's Guide

Questions and Answers about These Proxy Materials, the Annual Meeting and Voting

Why am I being provided these proxy materials?

We are providing you these proxy materials in connection with the solicitation of proxies by the Board for use at the 2022 Annual Meeting of Stockholders to be held on Wednesday, May 11, 2022 at 9:00 a.m. Pacific Time, online via live webcast at our virtual meeting site, *www.virtualshareholdermeeting.com/BE2022*.

What is the Notice of Internet Availability of Proxy Materials?

This year, we will again be using the "Notice and Access" method of providing proxy materials to stockholders via the internet. We believe that this process provides stockholders with a convenient and quick way to access the proxy materials and vote, while allowing us to conserve natural resources and reduce the costs of printing and distributing the proxy materials. On or about March 31, 2022, we will mail to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy materials, including our Proxy Statement and Annual Report. The Notice also provides instructions on how to vote using the internet or by telephone and includes instructions on how to request a paper copy of the proxy materials by mail.

At the close of business on the Record Date, there were 161,796,015 shares of Class A common stock and 15,830,833 shares of Class B common stock outstanding and entitled to vote. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*. **We will provide to any stockholder without charge, upon written or oral request, a copy of our Proxy Statement and Annual Report on Form 10-K (without exhibits)**. Requests should be directed to Bloom Energy Corporation, 4353 North First Street, San Jose, California 95134, Attention: Corporate Secretary, or by calling (408) 543-1500.

Who can vote at the 2022 Annual Meeting?

Only stockholders holding Class A or Class B common stock at the close of business on the Record Date, which is March 15, 2022, or their proxy holders, will be entitled to vote at the 2022 Annual Meeting. Stockholders of record will be able to participate in, vote their shares electronically, view the list of registered stockholders as of the Record Date and submit their questions during the 2022 Annual Meeting by visiting *www.virtualshareholdermeeting.com/BE2022*. Stockholders may also submit questions before the meeting at *www.proxyvote.com*, as described below. To be admitted to and to vote at the 2022 Annual Meeting at *www.virtualshareholdermeeting.com/BE2022*, stockholders of record must enter the control number found in the box marked by the arrow for postal mail recipients of the Notice or proxy card, or within the body of the email for electronic delivery recipients.

If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the *https://www.proxyvote.com* website, then you will be able to participate in, vote your shares electronically, view the list of registered stockholders as of the Record Date and submit your questions during the 2022 Annual Meeting with the control number indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five (5) days before the 2022 Annual Meeting) and obtain a "legal proxy" in order to be able to participate in the 2022 Annual Meeting.

How can I participate in the 2022 Annual Meeting?

This year's annual meeting will be accessible through the internet. We have adopted a virtual format for the 2022 Annual Meeting to make participation accessible for stockholders from any geographic location with internet connectivity. We have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings while further enhancing the online experience available to all stockholders regardless of their location. These proxy materials include instructions on how to participate in the 2022 Annual Meeting and how you may vote your shares.

To participate in, submit questions and vote at the 2022 Annual Meeting, stockholders or their proxy holders may log in with the control number found in the box marked by the arrow for postal mail recipients of the Notice or proxy card, or within the body of the email for electronic delivery recipients, at *www.virtualshareholdermeeting.com/BE2022*.

Whether or not you participate in the 2022 Annual Meeting, it is important that your shares be part of the voting process. Prior to the 2022 Annual Meeting, you may vote your proxy via the internet, telephone, or if you received a printed copy of your proxy materials, by mail – in each case the deadline for voting is 11:59 p.m., Eastern Time, on Tuesday, May 10, 2022. To vote your shares via the internet in advance of the 2022 Annual Meeting, go to the voting website, *www.proxyvote.com* and enter your control number.

This year's question and answer session will include questions submitted in advance of, and questions submitted live during, the 2022 Annual Meeting. You may submit a question in advance of the 2022 Annual Meeting at *www.proxyvote.com* after logging in with your control number. Questions may be submitted during the 2022 Annual Meeting through *www.virtualshareholdermeeting.com/BE2022*. We plan to answer questions pertinent to company matters as time allows during the meeting. Questions that are substantially similar may be grouped and answered once to avoid repetition. Stockholder questions related to personal or customer-related matters, that are not pertinent to annual meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the annual meeting will not be addressed during the meeting.

We encourage you to access the 2022 Annual Meeting before it begins. The 2022 Annual Meeting will begin promptly at 9:00 a.m. Pacific Time on May 11, 2022, and online check-in will start approximately 15 minutes before. Technicians will be ready to assist at the number listed on the meeting website if any technical difficulties arise when trying to access or during the 2022 Annual Meeting. We will make a replay of the 2022 Annual Meeting available on our Investor Relations website until the next annual meeting.

More information regarding the agenda and rules of conduct for the 2022 Annual Meeting will be provided in advance and during the meeting at *www.virtualshareholdermeeting.com/BE2022*. The rules of conduct will contain more information regarding the question and answer process, including the number and types of questions permitted, the time allotted for questions, and how questions will be recognized, answered and disclosed.

How many votes do I have?

You have one vote for each share of Class A common stock and ten votes for each share of Class B common stock you owned as of the close of business on the Record Date. The holders of Class A common stock and Class B common stock will vote together on each matter presented at the 2022 Annual Meeting.

How does our dual class structure affect me?

Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively control a majority of the combined voting power of our common stock.

The Class B common stock is convertible into Class A common stock at any time at the option of the holder. In addition, the Class B common stock will automatically convert into Class A common stock immediately prior to the close of business on the fifth anniversary of our IPO (July 2023), and may automatically convert earlier than such date upon certain circumstances as described in the Restated Certificate.

What am I voting on?

You are being asked to vote on the following:

- election of two Class I directors to serve until our 2025 annual meeting of stockholders and until their successors are duly elected and qualified;
- the approval, on an advisory basis, of the compensation of our named executive officers, as described in the Proxy Statement;
- the approval of an amendment to our restated certificate of incorporation to increase the authorized shares of preferred stock from 10,000,000 to 20,000,000, and to increase the total authorized shares of capital stock from 1,210,000,000 to 1,220,000,000;
- the approval of an amendment to the choice of forum provisions in our restated certificate of incorporation to, among other things, align with the bylaws;
- the approval of an amendment and restatement of the Bloom Energy Corporation 2018 Employee Stock Purchase Plan to increase the number of shares authorized for issuance thereunder by 10,000,000 shares;
- the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022; and
- any other business as may properly come before the 2022 Annual Meeting or any adjournment, continuation or postponement thereof.

How does the Board of Directors recommend I vote on these proposals?

The Board recommends that you vote "FOR" the election of KR Sridhar and Mary K. Bush as Class I directors, and "FOR" each of the other proposals listed in this proxy statement.

How do I vote my shares?

Stockholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote during the 2022 Annual Meeting, or vote by proxy over the telephone, through the internet, or by using a proxy card that you may request or that we may elect to deliver to you at a later time. The method you use to vote will not limit your right to vote at the 2022 Annual Meeting if you decide to vote at the 2022 Annual Meeting. Whether or not you plan to attend the 2022 Annual Meeting online, we urge you to submit your proxy in advance. You may still attend the meeting online and vote during the meeting even if you have already voted by proxy.

Before the 2022 Annual Meeting:

To vote through the internet: *Go to www.proxyvote.com* to complete an electronic proxy card. You will be asked to provide the control number from your Notice. Your internet vote must be received by 11:59 p.m. Eastern Time on May 10, 2022, to be counted.

To vote by telephone: Dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the proxy card. Your telephone vote must be received by 11:59 p.m. Eastern Time on May 10, 2022, to be counted.

To vote by mail: If you received your proxy materials via the U.S. mail, you may complete, sign and return the accompanying proxy card in the postage-paid envelope provided. If you return your signed proxy card to us and we receive it before the 2022 Annual Meeting, we will vote your shares as you direct.

During the 2022 Annual Meeting:

To vote through the internet at the meeting: To be admitted to and vote at the 2022 Annual Meeting at *www.virtualshareholdermeeting.com/ BE2022*, you must enter the control number found in the box marked by the arrow for postal mail recipients of the Notice or proxy card, or within the body of the email for electronic delivery recipients. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five (5) days before the 2022 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the 2022 Annual Meeting.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If on the Record Date your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee how to vote the shares held in your account. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the 2022 Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the 2022 Annual Meeting unless (i) your voting instruction form or Notice indicates that you may vote those shares through the *www.proxyvote.com* website (in which case, you may access, participate in, and vote at the 2022 Annual Meeting with the access code indicated on that voting instruction form or Notice) or (ii) you request (preferably at least five (5) days before the 2022 Annual Meeting) and obtain a "legal proxy" from the organization that holds your shares giving you the right to vote the shares at the meeting. You should have received a voting instruction form and voting instructions with these proxy materials from your brokerage firm, bank or other agent rather than from us. Simply complete and mail the voting instruction form to ensure that your vote is counted. Internet or telephonic voting may also be available; however, that will depend on the voting process of your broker, bank or other nominee. Please see your voting instruction form for further details.

How will my shares be voted if I return a blank proxy card?

If you are a stockholder of record and return a signed and dated proxy card or otherwise submit a proxy without indicating voting selections, your shares will be voted, as applicable, "FOR" the election of each director nominee, and "FOR" each of the other proposals listed in this proxy statement. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her discretion at the 2022 Annual Meeting and any adjournment or postponement thereof.

How will my shares be voted if I do not provide my broker or bank with voting instructions, and what is a "broker non-vote"?

If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other nominee how to vote your shares, your broker, bank or other nominee may still be able to vote your shares in its discretion on certain matters. Brokers, banks, and other securities intermediaries may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine," but not with respect to "non-routine" matters. In this regard, Proposals 1 through 5 are expected to be considered "non-routine," meaning that your broker may not vote your shares on each of those proposals in the absence of your voting instructions. Proposal 6 is expected to be considered "routine," meaning that if you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker in its discretion on Proposal 6. Even when there is voting discretion for uninstructed shares, some brokers are choosing not to exercise such discretion. As a result, it is important to vote your shares as early as possible to ensure that your vote is counted.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other nominee by the deadline provided in the materials you receive from your broker, bank or other nominee.

How many votes are needed to approve the proposal?

Proposal 1: The election of directors requires a plurality of the votes cast at the 2022 Annual Meeting. "Plurality" means that the nominees who receive the largest number of votes cast "for" such nominee are elected as directors. As a result, with respect to the election of the two Class I directors, the two nominees receiving the most "FOR" votes (among votes properly cast, including by proxy) will be elected. "Withhold" votes and broker non-votes will have no effect. **The Board unanimously recommends that you vote your shares "FOR" each of the nominees listed in Proposal 1**.

Proposal 2: The approval, on an advisory basis, of the compensation of our named executive officers, as described in the Proxy Statement, requires the affirmative vote of a majority of the votes cast for or against the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions and broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal and will not affect the outcome of the vote. **The Board unanimously recommends that you vote your shares "FOR" Proposal 2**.

Proposal 3: The approval of an amendment to our restated certificate of incorporation to increase the authorized shares of preferred stock, as described in the Proxy Statement, requires the affirmative vote of a majority of the voting power of all of the outstanding shares of capital stock entitled to vote on the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal. **The Board unanimously recommends that you vote your shares "FOR" Proposal 3**.

Proposal 4: The approval of an amendment to the choice of forum provisions in our restated certificate of incorporation to, among other things, align with the bylaws, as described in the Proxy Statement, requires the affirmative vote of at least two-thirds (2/3) of the voting power of all of the outstanding shares of capital stock entitled to vote on the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal. **The Board unanimously recommends that you vote your shares "FOR" Proposal 4**.

Proposal 5: The approval of the amendment and restatement of our 2018 ESPP to increase the number of shares authorized for issuance by 10 million shares, as described in the Proxy Statement, requires the affirmative vote of a majority of the votes cast for or against the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions and broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal and will not affect the outcome of the vote. **The Board unanimously recommends that you vote your shares "FOR" Proposal 5**.

Proposal 6: The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2022 requires the affirmative vote of a majority of the votes cast for or against the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Abstentions will have no effect. Brokers have the discretion to vote shares held in brokerage accounts on the ratification of the appointment of the independent registered public accounting firm, in the event they do not receive specific voting instructions from the beneficial owner. **The Board unanimously recommends that you vote your shares "FOR" Proposal 6**.

Who is making this solicitation?

The Board is soliciting these proxies and the cost of such solicitation will be borne by Bloom, including the charges and expenses of persons holding shares in their name as nominee incurred in connection with forwarding proxy materials to the beneficial owners of such shares. In addition to the use of the mail, proxies may be solicited by our officers, directors and employees in person, by telephone or by email. Those individuals will not be additionally compensated for the solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with the solicitation.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid 2022 Annual Meeting. The Bylaws provide that a majority of the voting power of all shares issued and outstanding and entitled to vote at the 2022 Annual Meeting, including by proxy, will constitute a quorum. Your shares will be counted toward the quorum only if you submit a valid proxy or vote at the 2022 Annual Meeting, or if you are a beneficial owner of shares held in street name, if you submit your voting instructions or if your bank, broker or other nominee exercise its voting discretion over such shares. Abstentions and broker non-votes will be counted as shares present for the purposes of determining the presence of a quorum.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote or revoke my proxy?

Stockholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the closing of the polls at the 2022 Annual Meeting. You may revoke your proxy in any one of following ways:

- You may submit another properly completed proxy card with a later date but before the submission deadline for the 2022 Annual Meeting.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a written notice that you are revoking your proxy to the Corporate Secretary of Bloom at 4353 North First Street, San Jose, California 95134. The notice will be considered timely if it is received at the indicated address by the close of business on the business day immediately preceding the date of the 2022 Annual Meeting.
- You may attend the virtual meeting at *www.virtualshareholdermeeting.com/BE2022* and vote electronically. However, simply attending the 2022 Annual Meeting will not, by itself, revoke your proxy.

Your most recently submitted proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker, bank or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee.

How can I find out the results of the voting at the 2022 Annual Meeting?

We intend to announce preliminary voting results at the 2022 Annual Meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the 2022 Annual Meeting.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, we send only one proxy statement and one annual report to eligible stockholders who share a single address, unless we have received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs and benefits the environment. Stockholders who participate in householding will continue to receive separate proxy cards. We do not use householding for any other stockholder mailings.

If you share an address with another stockholder and receive only one set of proxy materials but would like to request a separate copy of these materials now or in the future, please contact our mailing agent, Broadridge, by calling 1-800-540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717, and we will deliver these materials promptly. Broadridge is acting as our mailing agent and vote tabulator and is not soliciting proxies on our behalf. Similarly, you may also contact Broadridge using these methods if you receive multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you own shares through a bank, broker or other nominee, you should contact the nominee concerning householding procedures.

Are votes confidential? Who counts the votes?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. We will not disclose the proxy instructions or ballots of individual stockholders, except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against Bloom;
- to facilitate a successful proxy solicitation;
- if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management; or
- to allow the independent inspector of election to certify the results of the vote.

A representative from Broadridge will serve as the inspector of election.

Other Matters

The Board does not intend to bring any other matters before the 2022 Annual Meeting and has no reason to believe any other matters will be presented. If other matters properly do come before the 2022 Annual Meeting, however, it is the intention of the persons named as proxy agents in the enclosed proxy card to vote on such matters as they deem appropriate.

By Order of the Board of Directors

Shawn M. Soderberg
Executive Vice President, General Counsel and Secretary
March 31, 2022

Appendix A – Unaudited Reconciliations From GAAP to Non-GAAP

Bloom Energy Corporation Unaudited Reconciliations from GAAP to Non-GAAP (In Thousands)

Gross Profit and Gross Margin to Gross Profit Excluding Stock-Based Compensation and Gross Margin Excluding Stock-Based Compensation

Gross profit and gross margin excluding stock-based compensation ("SBC") are supplemental measures of operating performance that do not represent and should not be considered alternatives to gross profit or gross margin, as determined under GAAP. These measures remove the impact of stock-based compensation. We believe that gross profit and gross margin excluding stock-based compensation supplement the GAAP measures and enable us to more effectively evaluate our performance period-over-period. A reconciliation of gross profit and gross margin excluding stock-based compensation to gross profit and gross margin, the most directly comparable GAAP measures, and the computation of gross margin excluding stock-based compensation are as follows:

	FY21
Revenue	**972,176**
Gross profit	197,581
Gross margin %	**20.3%**
Stock-based compensation - cost of revenue	13,811
Non-GAAP Gross profit	211,392
Non-GAAP Gross margin	**21.7%**

Operating Loss to Operating Income (Loss) Excluding Stock-Based Compensation

Operating income (loss) excluding SBC is a supplemental measure of operating performance that does not represent and should not be considered an alternative to operating loss, as determined under U.S. generally accepted accounting principles ("GAAP"). This measure removes the impact of SBC. We believe that operating income (loss) excluding SBC supplements the GAAP measure and enables us to more effectively evaluate our performance period-over-period. A reconciliation of operating income (loss) excluding SBC to operating loss, the most directly comparable GAAP measure, and the computation of operating income (loss) excluding SBC are as follows:

	FY21
Operating loss	$(114,502)
Stock-based compensation	76,132
Non-GAAP operating income (loss) excluding SBC	$ (38,370)

Appendix B – Bloom Energy Corporation 2018 Employee Stock Purchase Plan
(as amended and restated)

1. **PURPOSE.** Bloom Energy Corporation adopted the Plan, effective as of the Effective Date. The purpose of this Plan is to provide eligible employees of the Company and the Participating Corporations with a means of acquiring an equity interest in the Company, to enhance such employees' sense of participation in the affairs of the Company. Capitalized terms not defined elsewhere in the text are defined in Section 28.

2. **ESTABLISHMENT OF PLAN.** The Company proposes to grant rights to purchase shares of Common Stock to eligible employees of the Company and its Participating Corporations pursuant to this Plan. The Company intends this Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed, although the Company makes no undertaking or representation to maintain such qualification. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. In addition, with regard to offers of options to purchase shares of Common Stock under the Plan to employees working for a Subsidiary or an Affiliate outside the United States, this Plan authorizes the grant of options under a Non-Section 423 Component that is not intended to meet Section 423 requirements, provided, to the extent necessary under Section 423 of the Code, the other terms and conditions of the Plan are met.

   Subject to Section 14, a total of 20,202,023 shares of Common Stock is reserved for issuance under this Plan. In addition, on January 1 of each calendar year beginning on January 1, 2023 and ending with a final increase on January 1, 2028, the aggregate number of shares of Common Stock reserved for issuance under the Plan shall be increased automatically by the number of shares equal to one percent (1%) of the total number of outstanding shares of Common Stock, Class B common stock of the Company, and common stock equivalents (including options, restricted stock units, warrants and preferred stock on an as converted basis) outstanding on the immediately preceding December 31 (rounded down to the nearest whole share); provided, that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year. Subject to Section 14, no more than 33,333,333 shares of Common Stock may be issued over the term of this Plan. The number of shares initially reserved for issuance under this Plan and the maximum number of shares that may be issued under this Plan shall be subject to adjustments effected in accordance with Section 14. Any or all such shares may be granted under the Section 423 Component.

3. **ADMINISTRATION.** The Plan will be administered by the Committee. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all eligible employees and Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to designate the Participating Corporations, to determine whether Participating Corporations shall participate in the Section 423 Component or Non-Section 423 Component and to decide upon any and all claims filed under the Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules, sub-plans, and/or procedures relating to the operation and administration of the Plan designed to comply with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible employees outside of the United States. The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 below and to interpret Section 8 of the Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under the Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, and the provisions of the Plan will separately apply to each such separate offering. To the extent permitted by Section 423 of the Code, the terms of each separate offering under the Plan need not be identical, provided that the rights and privileges established with respect to a particular offering are applied in an identical manner to all employees of every Participating Corporation whose employees are granted options under that particular offering. The Committee may establish rules to govern the terms of the Plan and the offering that will apply to Participants who transfer employment between the Company and Participating Corporations or between Participating Corporations, in accordance with requirements under Section 423 of the Code to the extent applicable.

4. **ELIGIBILITY.**

   (a) Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan, except that one or more of the following categories of employees may be excluded from coverage under the Plan by the Committee (other than where such exclusion is prohibited by applicable law):

       (i) employees who do not meet eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); and

       (ii) individuals who provide services to the Company or any of its Participating Corporations as independent contractors who are reclassified as common law employees for any reason except for federal income and employment tax purposes.

   The foregoing notwithstanding, an individual shall not be eligible if his or her participation in the Plan is prohibited by the law of any country that has jurisdiction over him or her, if complying with the laws of the applicable country would cause the Plan to violate Section 423 of the Code, or if he or she is subject to a collective bargaining agreement that does not provide for participation in the Plan.

   (b) No employee who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary shall be granted an option to purchase Common Stock under the Plan. Notwithstanding the foregoing, the rules of Section 424(d) of the Code shall apply in determining share ownership and the extent to which shares held under outstanding equity awards are to be treated as owned by the employee.

5. **OFFERING DATES.**

   (a) Each Offering Period of this Plan may be of up to twenty-seven (27) months duration and shall commence and end at the times designated by the Committee. Each Offering Period shall consist of one or more Purchase Periods during which Contributions made by Participants are accumulated under this Plan.

   (b) The initial Offering Period shall commence on the Effective Date and shall end with the Purchase Date that occurs on a date selected by the Committee which is approximately twenty-six (26) months after the commencement of the initial Offering Period, but no more than twenty-seven (27) months after the commencement of the initial Offering Period. The initial Offering Period shall consist of four Purchase Periods. Thereafter, a twenty-four (24) month Offering Period shall commence on each February 15 and August 15, with each such Offering Period also consisting of four six (6)-month Purchase Periods, except as otherwise provided by an applicable sub-plan, or on such other date determined by the Committee. The Committee may at any time establish a different duration for an Offering Period or Purchase Period to be effective after the next scheduled Purchase Date, up to a maximum duration of twenty-seven (27) months.

6. **PARTICIPATION IN THIS PLAN.**

   (a) Any employee who is an eligible employee determined in accordance with Section 4 immediately prior to the initial Offering Period will be automatically enrolled in the initial Offering Period under this Plan for the maximum number of shares of Common Stock purchasable. With respect to subsequent Offering Periods, any eligible employee determined in accordance with Section 4 will be eligible to participate in this Plan, subject to the requirement of Section 6(b) hereof and the other terms and provisions of this Plan.

   (b) With respect to Offering Periods after the initial Offering Period, a Participant may elect to participate in this Plan by submitting an enrollment agreement prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) to which such agreement relates.

   (c) Once an employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of the prior Offering Period unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in an Offering Period as set forth in Section 11 below. A Participant who is continuing participation pursuant to the preceding sentence is not required to file any additional enrollment agreement in order to continue participation in this Plan; a Participant who is not continuing participation pursuant to the preceding sentence is required to file an enrollment agreement prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) to which such agreement relates.

7. **GRANT OF OPTION ON ENROLLMENT.** Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount accumulated in such Participant's Contribution account during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of the Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date; provided, however, that for the Purchase Period within the initial Offering Period the numerator shall be fifteen percent (15%) of the Participant's compensation for such Purchase Period, or such lower percentage as determined by the Committee prior to the start of the Offering Period, and provided, further, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares set by the Committee pursuant to Section 10(b) below with respect to the applicable Purchase Date, or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) below with respect to the applicable Purchase Date.

8. **PURCHASE PRICE.** The Purchase Price per share at which a share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:

(a) The Fair Market Value on the Offering Date; or

(b) The Fair Market Value on the Purchase Date.

9. **PAYMENT OF PURCHASE PRICE; CONTRIBUTION CHANGES; SHARE ISSUANCES.**

(a) The Purchase Price shall be accumulated by regular payroll deductions made during each Offering Period, unless the Committee determines that contributions may be made in another form (including but not limited to with respect to categories of Participants outside the United States that Contributions may be made in another form due to local legal requirements). The Contributions are made as a percentage of the Participant's Compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Committee. "*Compensation*" shall mean all cash compensation reported on the employee's Form W-2 or corresponding local country tax return, including, without limitation, base salary or regular hourly wages, bonuses, incentive compensation, commissions, overtime, shift premiums, and draws against commissions (or in foreign jurisdictions, equivalent cash compensation). For purposes of determining a Participant's Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent deductions) shall be treated as if the Participant did not make such election. Contributions shall commence on the first payday following the last Purchase Date (with respect to the initial Offering Period, as soon as practicable following the effective date of filing with the U.S. Securities and Exchange Commission a securities registration statement for the Plan) and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching shares without the payment of any purchase price.

(b) A Participant may decrease the rate of Contributions during an Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions, with the new rate to become effective no later than the second payroll period commencing after the Company's receipt of the authorization and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of Contributions may be made twice during an Offering Period or more frequently under rules determined by the Committee. A Participant may increase or decrease the rate of Contributions for any subsequent Offering Period by filing with the Company or a third party designated by the Company a new authorization for Contributions prior to the beginning of such Offering Period, or such other time period as specified by the Committee.

(c) A Participant may reduce his or her Contribution percentage to zero during an Offering Period by filing with the Company or a third party designated by the Company a request for cessation of Contributions. Such reduction shall be effective beginning no later than the second payroll period after the Company's receipt of the request and no further Contributions will be made for the duration of the Offering Period. Contributions credited to the Participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Subsection (e) below. A reduction of the Contribution percentage to zero shall be treated as such Participant's withdrawal from such Offering Period and the Plan, effective as of the day after the next Purchase Date following the filing date of such request with the Company.

(d) All Contributions made for a Participant are credited to his or her book account under this Plan and are deposited with the general funds of the Company, except to the extent local legal restrictions outside the United States require segregation of such Contributions. No interest accrues on the Contributions, except to the extent required due to local legal requirements. All Contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions, except to the extent necessary to comply with local legal requirements outside the United States.

(e) On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all Contributions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per share shall be as specified in Section 8 of this Plan. Any fractional share, as calculated under this Subsection (e), shall be rounded down to the next lower whole share, unless the Committee determines with respect to all Participants that any fractional share shall be credited as a fractional share. Any amount remaining in a Participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of the Common Stock shall be carried forward without interest (except to the extent necessary to comply with local legal requirements outside the United States) into the next Purchase Period or Offering Period, as the case may be. In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date, except to the extent required due to local legal requirements outside the United States.

(f) As promptly as practicable after the Purchase Date, the Company shall issue shares for the Participant's benefit representing the shares purchased upon exercise of his or her option.

(g) During a Participant's lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised.

(h) To the extent required by applicable federal, state, local or foreign law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with the Plan. The Company or any Subsidiary or Affiliate, as applicable, may withhold, by any method permissible under the applicable law, the amount necessary for the Company or Subsidiary or Affiliate, as applicable, to meet applicable withholding obligations, including any withholding required to make available to the Company or Subsidiary or Affiliate, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

10. **LIMITATIONS ON SHARES TO BE PURCHASED.**

   (a) Any other provision of the Plan notwithstanding, no Participant shall purchase Common Stock with a Fair Market Value in excess of the following limit:

   (i) In the case of Common Stock purchased during an Offering Period that commenced in the current calendar year, the limit shall be equal to (A) $25,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased in the current calendar year (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary).

   (ii) In the case of Common Stock purchased during an Offering Period that commenced in the immediately preceding calendar year, the limit shall be equal to (A) $50,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the immediately preceding calendar year.

   (iii) In the case of Common Stock purchased during an Offering Period that commenced two calendar years prior, the limit shall be equal to (A) $75,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the two immediately preceding calendar years.

   For purposes of this Subsection (a), the Fair Market Value of Common Stock shall be determined in each case as of the beginning of the Offering Period in which such Common Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (a) from purchasing additional Common Stock under the Plan, then his or her Contributions shall automatically be discontinued and shall automatically resume at the beginning of the earliest Purchase Period that will end in the next calendar year (if he or she then is an eligible employee), provided that when the Company automatically resumes such Contributions, the Company must apply the rate in effect immediately prior to such suspension.

   (b) In no event shall a Participant be permitted to purchase more than 2,500 shares on any one Purchase Date or such lesser number as the Committee shall determine. If a lower limit is set under this Subsection (b), then all Participants will be notified of such limit prior to the commencement of the next Offering Period for which it is to be effective.

   (c) If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give notice of such reduction of the number of shares to be purchased under a Participant's option to each Participant affected.

   (d) Any Contributions accumulated in a Participant's account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e), shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).

11. **WITHDRAWAL.**

   (a) Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified for such purpose by the Company. Such withdrawal may be elected at any time prior to the end of an Offering Period, or such other time period as specified by the Committee.

   (b) Upon withdrawal from this Plan, the accumulated Contributions shall be returned to the withdrawn Participant, without interest (except to the extent required due to local legal requirements outside the United States), and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by filing a new authorization for Contributions in the same manner as set forth in Section 6 above for initial participation in this Plan.

   (c) To the extent applicable, if the Fair Market Value on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value on the first day of any subsequent Offering Period, the Company will automatically enroll such participant in the subsequent Offering Period. Any funds accumulated in a Participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.

12. **TERMINATION OF EMPLOYMENT.** Termination of a Participant's employment for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, immediately terminates his or her participation in this Plan (except as required due to local legal requirements outside the United States). In such event, accumulated Contributions credited to the Participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

13. **RETURN OF CONTRIBUTIONS.** In the event a Participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated Contributions credited to such Participant's account. No interest shall accrue on the Contributions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).

14. **CAPITAL CHANGES.** If the number of outstanding shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 2 and 10 shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with the applicable securities laws; provided that fractions of a share will not be issued.

15. **NONASSIGNABILITY.** Neither Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 below) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16. **USE OF PARTICIPANT FUNDS AND REPORTS.** The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be required to segregate Participant Contributions (except to the extent required due to local legal requirements outside the United States). Until shares are issued, Participants will only have the rights of an unsecured creditor unless otherwise required under local law. Each Participant shall receive, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total Contributions accumulated, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.

17. **NOTICE OF DISPOSITION.** Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the "***Notice Period***"). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18. **NO RIGHTS TO CONTINUED EMPLOYMENT.** Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Corporation, or restrict the right of the Company or any Participating Corporation to terminate such employee's employment.

19. **EQUAL RIGHTS AND PRIVILEGES.** All eligible employees granted an option under the Section 423 Component of this Plan shall have equal rights and privileges with respect to this Plan or within any separate offering under the Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code, without further act or amendment by the Company, the Committee or the Board, shall be reformed to comply with the requirements of Section 423. This Section 19 shall take precedence over all other provisions in this Plan.

20. **NOTICES.** All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. **TERM; STOCKHOLDER APPROVAL.** This Plan originally became effective on the Effective Date. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than twenty-four (24) months after commencement of the

Offering Period to which it relates, then such Purchase Date shall not occur and instead, such Offering Period shall terminate without the purchase of such shares, and Participants in such Offering Period shall be refunded their Contributions without interest). This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time pursuant to Section 25 below), (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan, or (c) the tenth anniversary of the Effective Date under the Plan.

22. **DESIGNATION OF BENEFICIARY.**

    (a) If authorized by the Committee, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under this Plan in the event of such Participant's death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company at the prescribed location before the Participant's death.

    (b) If authorized by the Company, such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company at the prescribed location before the Participant's death. In the event of the death of a Participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Participant's death, the Company shall deliver such cash to the executor or administrator of the estate of the Participant or to the legal heirs of the Participant.

23. **CONDITIONS UPON ISSUANCE OF SHARES; LIMITATION ON SALE OF SHARES.** Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law restrictions outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any subplan.

24. **APPLICABLE LAW.** The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

25. **AMENDMENT OR TERMINATION.** The Committee, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. Unless otherwise required by applicable law, if the Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14). If an Offering Period is terminated prior to its previously-scheduled expiration, all amounts then credited to Participants' accounts for such Offering Period, which have not been used to purchase shares of Common Stock, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount contributed during an Offering Period, establish the exchange ratio applicable to amounts contributed in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of the Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts contributed from the Participant's base salary and other eligible compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion to be advisable and are consistent with the Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 above) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would: (a) increase the number of shares that may be issued under this Plan; or (b) change the designation of the employees (or class of employees) eligible for participation in this Plan. In addition, in the event the Board or Committee determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period, including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Committee's action; (iv) reducing the maximum percentage of Compensation a participant may elect to set aside as Contributions; and (v) reducing the maximum number of shares a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of the Company or the consent of any Participants.

26. **CORPORATE TRANSACTIONS.** In the event of a Corporate Transaction, the Offering Period for each outstanding right to purchase Common Stock will be shortened by setting a new Purchase Date and will end on the new Purchase Date. The new Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Board or Committee, and the Plan shall terminate on the consummation of the Corporate Transaction.

27. **CODE SECTION 409A; TAX QUALIFICATION.**

    (a) Options granted under the Plan generally are exempt from the application of Section 409A of the Code. However, options granted to U.S. taxpayers that are not intended to meet the Code Section 423 requirements are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Subsection (b), options granted to U.S. taxpayers outside of the Code Section 423 requirements shall be subject to such terms and conditions that will permit such options to satisfy the requirements of

the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares of Common Stock subject to an option be delivered within the short-term deferral period. Subject to Subsection (b), in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Committee determines that an option or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

(b) Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (*e.g.*, under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Subsection (a). The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

28. DEFINITIONS.

(a) **"Affiliate"** means any entity, other than a Subsidiary or Parent, (i) that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

(b) **"Board"** shall mean the Board of Directors of the Company.

(c) **"Code"** shall mean the U.S. Internal Revenue Code of 1986, as amended.

(d) **"Committee"** shall mean the Compensation Committee of the Board that consists exclusively of one or more members of the Board appointed by the Board.

(e) **"Common Stock"** shall mean the Class A common stock of the Company.

(f) **"Company"** shall mean Bloom Energy Corporation.

(g) **"Contributions"** means payroll deductions taken from a Participant's Compensation and used to purchase shares of Common Stock under the Plan and, to the extent payroll deductions are not permitted by applicable laws (as determined by the Committee in its sole discretion) contributions by other means, provided, however, that allowing such other contributions does not jeopardize the qualification of the Plan as an "employee stock purchase plan" under Section 423 of the Plan.

(h) **"Corporate Transaction"** means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(i) **"Effective Date"** shall mean the date on which the Registration Statement covering the initial public offering of the shares of Common Stock is declared effective by the U.S. Securities and Exchange Commission.

(j) **"Exchange Act"** means the U.S. Securities Exchange Act of 1934, as amended.

(k) **"Fair Market Value"** shall mean, as of any date, the value of a share of Common Stock determined as follows:

(i) if such Common Stock is then quoted on the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, the "Nasdaq Market"), its closing price on the Nasdaq Market on the date of determination, or if there are no sales for such date, then the last preceding business day on which there were sales, as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

(ii) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

(iii) if such Common Stock is publicly traded but is neither quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

(iv) with respect to the initial Offering Period, Fair Market Value on the Offering Date shall be the price at which shares of Common Stock are offered to the public pursuant to the Registration Statement covering the initial public offering of shares of Common Stock; or

(v) if none of the foregoing is applicable, by the Board or the Committee in good faith.

(l) "*Non-Section 423 Component*" means the part of the Plan which is not intended to meet the requirements set forth in Section 423 of the Code.

(m) "*Notice Period*" shall mean within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased.

(n) "*Offering Date*" shall mean the first business day of each Offering Period. However, for the initial Offering Period, the Offering Date shall be the Effective Date.

(o) "*Offering Period*" shall mean a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Committee pursuant to Section 5(a).

(p) "*Parent*" shall have the same meaning as "parent corporation" in Sections 424(e) and 424(f) of the Code.

(q) "*Participant*" shall mean an eligible employee who meets the eligibility requirements set forth in Section 4 and who is either automatically enrolled in the initial Offering Period or who elects to participate in this Plan pursuant to Section 6(b).

(r) "*Participating Corporation*" shall mean any Parent, Subsidiary or Affiliate that the Committee designates from time to time as eligible to participate in this Plan. For purposes of the Section 423 Component, only the Parent and Subsidiaries may be Participating Corporations, provided, however, that at any given time a Parent or Subsidiary that is a Participating Corporation under the Section 423 Component shall not be a Participating Corporation under the Non-Section 423 Component. The Committee may provide that any Participating Corporation shall only be eligible to participate in the Non-Section 423 Component.

(s) "*Plan*" shall mean this Bloom Energy Corporation 2018 Employee Stock Purchase Plan, as may be amended from time to time.

(t) "*Purchase Date*" shall mean the last business day of each Purchase Period.

(u) "*Purchase Period*" shall mean a period during which Contributions may be made toward the purchase of Common Stock under the Plan, as determined by the Committee pursuant to Section 5(b).

(v) "*Purchase Price*" shall mean the price at which Participants may purchase shares of Common Stock under the Plan, as determined pursuant to Section 8.

(w) "*Section 423 Component*" means the part of the Plan, which excludes the Non-Section 423 Component, pursuant to which options to purchase shares of Common Stock under the Plan that satisfy the requirements for "employee stock purchase plans" set forth in Section 423 of the Code may be granted to eligible employees.

(x) "*Subsidiary*" shall have the same meaning as "subsidiary corporation" in Sections 424(e) and 424(f) of the Code.

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